As filed with the Securities and Exchange Commission on June 28, 2007

Registration No. 333-143674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

PROSPERITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	74-2231986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Zalman

Chairman and Chief Executive Officer

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charlotte M. Rasche Bracewell & Giuliani LLP South Tower Pennzoil Place 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 223-2300 (713) 221-2165 (Fax)	Larry E. Temple 400 West 15th Street Suite 1510 Austin, Texas 78701 (512) 477-4467 (512) 477-4478 (Fax)

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE BANK OF NAVASOTA, N.A.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend the special meeting of shareholders of The Bank of Navasota, N.A. to be held on Wednesday, August 8, 2007 at 3:30 p.m. at 109 West Washington Avenue, Navasota, Texas 77868. At this important meeting, you will be asked to consider and vote on the approval of a reorganization agreement which provides for the merger of the Bank with and into Prosperity Bank. If the merger is completed, all outstanding shares of Bank common stock will be converted into an aggregate of 251,458 shares of Prosperity Bancshares, Inc. common stock and $8,625,000 in cash, each subject to adjustment under certain circumstances as set forth in the reorganization agreement. Based on 165,900 shares of Bank common stock issued and outstanding as of June 25, 2007, holders of Bank common stock will receive 1.5157 shares of Prosperity common stock plus $51.99 in cash, subject to adjustment, for each share they own. After completion of the merger, we expect that current Prosperity shareholders will own approximately 99.43% of the combined company and shareholders of the Bank will own approximately 0.57% of the combined company. Prosperity’s common stock is listed on the Nasdaq Global Select Market under the symbol “PRSP.” Based on the closing price of Prosperity common stock on June 25, 2007 of $33.01, shareholders of the Bank would receive merger consideration with a value of approximately $102.02 for each share of Bank common stock they own.

We cannot complete the merger unless we obtain the necessary government approvals and unless the shareholders of the Bank approve the reorganization agreement. We are asking our shareholders to consider and vote on this reorganization proposal at a special meeting of shareholders. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to the Bank. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the reorganization agreement. If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the reorganization agreement.

This document contains a more complete description of the special meeting and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about Prosperity from documents that Prosperity has filed with the Securities and Exchange Commission. We enthusiastically support the merger and recommend that you vote in favor of the reorganization agreement.

Michael E. Harris
Chairman of the Board and President
The Bank of Navasota, N.A.

An investment in Prosperity common stock in connection with the merger involves risks. See “ Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that Prosperity is offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy statement/prospectus dated June 28, 2007

and first mailed to shareholders of The Bank of Navasota, N.A. on or about July 2, 2007

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Prosperity from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is described on page 66 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: James D. Rollins III, President and Chief Operating Officer

Telephone (713) 693-9300

To obtain timely delivery of the documents before the special meeting of the Bank, you must request the information by August 1, 2007.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of June 28, 2007. There may be changes in the affairs of the Bank or Prosperity since that date, which are not reflected in this document.

The Bank of Navasota, N.A.

109 West Washington Avenue

Navasota, Texas 77868

(936) 825-2274

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of The Bank of Navasota, N.A. will be held on Wednesday, August 8, 2007 at 3:30 p.m, local time, at 109 West Washington Avenue, Navasota, Texas 77868, for the following purposes:

1.	To approve the Agreement and Plan of Reorganization, dated as of May 1, 2007, by and among Prosperity Bancshares, Inc., Prosperity Bank and the Bank pursuant to which the Bank will merge with and into Prosperity Bank, all on and subject to the terms and conditions contained therein; and

2.	To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on June 25, 2007 will be entitled to notice of and to vote at the meeting.

Shareholders of the Bank have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of Bank common stock under applicable provisions of the National Bank Act. In order for a shareholder of the Bank to perfect his or her right to dissent, such shareholder must file a written notice with the Bank of his intention to claim dissenters’ rights prior to or at the special meeting or vote against the reorganization agreement and must file a written demand with Prosperity within thirty days after the consummation of the merger for payment of the fair value of the shareholder’s shares of Bank common stock. A copy of the applicable statutory provisions of the National Bank Act is included as Appendix C to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “Proposal to Approve the Reorganization Agreement—Dissenters’ Rights of Bank Shareholders.”

By Order of the Board of Directors,

Michael E. Harris
Chairman of the Board and President

Navasota, Texas

June 28, 2007

The Bank’s board of directors unanimously recommends that you vote FOR the approval of the reorganization agreement. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy in the accompanying pre-addressed postage-paid envelope.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

-i-

(continued)

-ii-

(continued)

Appendix A—Agreement and Plan of Reorganization (including Exhibit A), as amended

Appendix B—Opinion of Howe Barnes Hoefer & Arnett, Inc.

Appendix C—Provisions of the National Bank Act Relating to Dissenters’ Appraisal Rights

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What are the Bank shareholders being asked to vote upon?

A:	The shareholders of the Bank are being asked to vote upon a proposal to approve the reorganization agreement providing for the merger of the Bank with and into Prosperity Bank.

Q:	What will happen in the merger?

A:	In the merger, the Bank will be merged with and into Prosperity Bank, with Prosperity Bank being the surviving entity.

Q:	What form of consideration will Bank shareholders receive as a result of the merger?

A:	If the reorganization agreement is approved by the shareholders of the Bank and the merger is subsequently completed, all outstanding shares of Bank common stock will be converted into an aggregate of 251,458 shares of Prosperity common stock and $8,625,000 in cash, each subject to adjustment under certain circumstances as set forth in the reorganization agreement. Based on 165,900 shares of Bank common stock issued and outstanding as of June 25, 2007, holders of Bank common stock will receive 1.5157 shares of Prosperity common stock plus $51.99 in cash, subject to adjustment, for each share they own. The merger consideration is subject to adjustment based on the 20 trading day average closing price of the Prosperity common stock in the manner and under the circumstances set forth in the reorganization agreement. The merger consideration is also subject to decrease in the event the Bank’s equity capital on the closing date of the merger is less than $8,750,000 in the manner and under the circumstances set forth in the reorganization agreement.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the third quarter of 2007, although delays could occur.

Q:	When and where will the special meeting of the Bank’s shareholders be held?

A:	The special meeting of the Bank’s shareholders is scheduled to take place at 3:30 p.m., local time, on Wednesday, August 8, 2007 at 109 West Washington Avenue, Navasota, Texas 77868.

Q:	What votes are required for approval of the reorganization agreement?

A:	Approval of the reorganization agreement by Bank shareholders requires the affirmative vote of the holders of at least two-thirds of the shares of Bank common stock outstanding on June 25, 2007.

Q:	How does the board of directors recommend that I vote?

A:	The Bank’s board of directors has unanimously approved and adopted the reorganization agreement and recommends that the shareholders vote FOR approval of the reorganization agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Bank common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly read and considered the information contained in this proxy statement/prospectus, simply indicate on the proxy card applicable to your Bank common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible so that your shares of Bank common stock may be represented at the special meeting.

Q:	What happens if I don’t return a proxy card?

A:	Because approval of the reorganization agreement requires affirmative approval of at least two-thirds of the outstanding shares of Bank common stock, the failure to return your proxy card will have the same effect as a vote against the approval of the reorganization agreement and proposed merger.

Q:	May I vote in person?

A:	Yes. Even if you have previously completed and returned your proxy card, you may attend the special meeting and vote your shares in person.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting by attending the special meeting and voting your shares in person or by submitting a new proxy. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the approval of the reorganization agreement and proposed merger.

Q:	Do I have any rights to avoid participating in the merger?

A:	Yes. You have the right to vote against the proposal to approve the reorganization agreement, dissent from the merger and seek payment of the fair value of your shares in cash as described in “Proposal to Approve the Reorganization Agreement—Dissenters’ Rights of Bank Shareholders” beginning on page 48. The appraised value of your shares of Bank common stock may be more or less than the value of the Prosperity common stock and cash being paid in the merger.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Computershare Investor Services, Prosperity’s exchange agent, will send you written instructions for exchanging your stock certificates. In any event, you should not send your Bank stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, you should contact Michael E. Harris at The Bank of Navasota, N.A., 109 West Washington Avenue, Navasota, Texas 77868, telephone (936) 825-2274.

SUMMARY

This brief summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Prosperity, see “Where You Can Find More Information” on page 66. We have included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics we have summarized.

The Companies

Prosperity Bancshares, Inc. Prosperity Bank Plaza 4295 San Felipe Houston, Texas 77027 (713) 693-9300	Prosperity Bank 1301 N. Mechanic El Campo, Texas 77437 (979) 543-2200

Prosperity, a Texas corporation, is a financial holding company pursuant to the Gramm-Leach-Bliley Act and bank holding company registered under the Bank Holding Company Act of 1956, as amended. Through Prosperity Bank, its wholly owned subsidiary bank, Prosperity conducts a complete range of commercial and personal banking activities. Prosperity currently operates a total of 125 full-service banking centers, consisting of forty-one (41) in the Greater Houston Consolidated Metropolitan Statistical Area (CMSA), thirty-three (33) in the South Texas area, including Corpus Christi and Victoria, twenty-seven (27) in the Dallas/Fort Worth area, two (2) in East Texas and twenty-two (22) in the Central Texas area, including Austin and Bryan/College Station. The Greater Houston CMSA includes Austin, Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, San Jacinto and Waller counties. As of March 31, 2007, on a consolidated basis, Prosperity had total assets of $6.327 billion, total loans of $3.248 billion, total deposits of $4.928 billion and shareholders’ equity of $1.067 billion.

The Bank of Navasota N.A.

109 West Washington Avenue

Navasota, Texas 77868

(936) 825-2274

The Bank of Navasota is a national banking association which operates from one banking office located in Navasota, Texas. The Bank was chartered in 1983. As of March 31, 2007, the Bank had total assets of $73.2 million, total loans of $33.6 million, total deposits of $63.6 million and shareholders’ equity of $9.0 million.

Proposed Merger of the Bank into Prosperity Bank

We have attached the reorganization agreement, as amended, to this document as Appendix A. Please read the entire reorganization agreement. It is the legal document that governs the merger.

We propose a merger whereby the Bank will merge with and into Prosperity Bank. Prosperity Bank will be the surviving entity in the merger. Immediately following completion of the merger, the existing office of the Bank will become a full-service banking center of Prosperity Bank. We expect to complete the merger during the third quarter of 2007, although delays could occur.

Terms of the Merger of the Bank into Prosperity Bank (page 26)

Pursuant to the terms of the reorganization agreement, all outstanding shares of Bank common stock will be converted into an aggregate of 251,458 shares of Prosperity common stock and $8,625,000 in cash, with the merger consideration subject to adjustment in the event that the average closing price of Prosperity’s common stock for the 20 consecutive trading days ending on and including the tenth trading day prior to the closing date of the merger falls below $29.16 or exceeds $39.45, as further described in this proxy statement/prospectus. The merger consideration is also subject to decrease in the event that the Bank’s equity capital on the closing date is less than $8,750,000, in the manner and under the circumstances set forth in the reorganization agreement.

The market price of Prosperity common stock will fluctuate from the date of this proxy statement/ prospectus to the date of completion of the merger, and these fluctuations could result in an adjustment of the exchange ratio and/or the per share cash consideration. Because of the possibility of an adjustment to the exchange ratio and/or the per share cash consideration, you will not know the exact number of shares of Prosperity common stock or the exact amount of cash you will receive in connection with the merger when you vote on the reorganization agreement.

Material Federal Income Tax Consequences (page 44)

The merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended. As a result of receiving a combination of common stock and cash in exchange for Bank common stock, in general, shareholders of the Bank will recognize gain, but not loss, equal to the lesser of cash received or gain realized in the merger. The amount of gain realized will equal the amount by which the cash, if any, plus the fair market value, at the effective time of the merger, of the Prosperity common stock exceeds the basis in the Bank common stock to be surrendered in exchange therefor.

This tax treatment may not apply to every shareholder of the Bank. Determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You are urged to consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Opinion of the Bank’s Financial Advisor (page 29)

Howe Barnes Hoefer & Arnett, Inc. has delivered a written opinion to the board of directors of the Bank that, as of the date of this proxy statement/prospectus, based upon and subject to certain matters stated in the opinion, the merger consideration is fair to the holders of Bank common stock from a financial point of view. We have attached this opinion to this document as Appendix B. The opinion of Howe Barnes is not a recommendation to any Bank shareholder as to how to vote on the proposal to approve the reorganization agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Howe Barnes in providing its opinion.

Prosperity Plans to Continue to Pay Quarterly Dividends (page 63)

Following the merger, subject to applicable statutory and regulatory restrictions, Prosperity intends to continue its practice of paying quarterly cash dividends. For the first quarter of 2007, Prosperity paid a cash dividend of $0.1125 per share.

Ownership of Prosperity After the Merger

Assuming an exchange ratio of 1.5157 with no adjustment and based on (1) 165,900 shares of Bank common stock outstanding as of May 31, 2007 and (2) and no dissenting shares, Prosperity would issue approximately 251,458 shares of its common stock to Bank shareholders in connection with the merger. Based on these assumptions, and 43,809,363 shares of Prosperity common stock outstanding as of May 31, 2007, after the merger, the former Bank shareholders would own approximately 0.57% of the outstanding shares of Prosperity common stock.

Market Prices of Prosperity Common Stock (page 63)

Shares of Prosperity common stock are quoted on the Nasdaq Global Select Market under the symbol “PRSP.” On April 30, 2007, the last trading day before the merger was announced, Prosperity common stock closed at $34.69 per share. On June 25, 2007, Prosperity common stock closed at $33.01 per share. The market price of Prosperity common stock will fluctuate prior to the merger. You should obtain the current stock quotation for Prosperity common stock. Shares of the Bank are not traded on any established public trading market.

The Bank Special Shareholders’ Meeting (page 24)

The special meeting of shareholders of the Bank will be held on Wednesday, August 8, 2007, at 3:30 p.m., local time, at 109 West Washington Avenue, Navasota, Texas 77868. At the special meeting, you will be asked:

•	to consider and vote upon a proposal to approve the reorganization agreement that provides for the merger of the Bank with and into Prosperity Bank; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting.

Record Date Set at June 25, 2007; At Least Two-Thirds Shareholder Vote Required to Approve the Reorganization Agreement (page 24)

You may vote at the special meeting of Bank shareholders if you owned Bank common stock at the close of business on June 25, 2007. You can cast one vote for each share of Bank common stock you owned at that time. As of June 25, 2007, there were 165,900 shares of Bank common stock issued and outstanding.

Approval of the reorganization agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bank common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the reorganization agreement.

You may vote your shares of Bank common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of the Bank, or by voting in person at the special meeting.

The Bank’s Reasons for the Merger and Recommendations of the Bank’s Board (page 27)

Based on the reasons discussed elsewhere in this document, the board of directors of the Bank believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement. For a discussion of the circumstances surrounding the merger and the factors considered by the Bank’s board of directors in approving the reorganization agreement, see page 27.

Members of the Bank’s Management are Expected to Vote Their Shares For Approval of the Reorganization Agreement (page 24; Exhibit A to Appendix A)

As of May 31, 2007, the directors and executive officers of the Bank (9 persons) were entitled to vote 50,949 shares of Bank common stock, or approximately 30.71% of the outstanding shares of the common stock entitled to vote at the special meeting.

Each director and holder of 10% or more of Bank common stock who, in the aggregate, are entitled to vote approximately 30.71% of the outstanding shares of Bank common stock, has executed an agreement to vote his or her shares of Bank common stock in favor of approval of the reorganization agreement.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Texas Department of Banking. If Bank shareholders approve the reorganization agreement at the special meeting, and if all necessary government approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the third quarter of 2007, although delays could occur.

We cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Exchange of Bank Stock Certificates (page 34)

As soon as practicable after the effective time of the merger, you will receive a letter and instructions from Computershare Investor Services, acting in its role as Prosperity’s transfer agent, with respect to the procedures for surrendering your stock certificates representing shares of Bank common stock in exchange for stock certificates representing shares of Prosperity common stock and cash. You must carefully review and complete these materials and return them as instructed along with your stock certificates for the Bank stock. Please do not send the Bank or Prosperity any stock certificates until you receive these instructions.

Conditions to Completion of the Merger (page 37)

The completion of the merger depends on a number of conditions being met. These include, among others:

•	approval of the reorganization agreement by the shareholders of the Bank;

•	accuracy of each party’s representations and warranties as of the closing date of the merger;

•	receipt of all required governmental approvals of the merger in a manner that does not impose any restrictions on Prosperity’s operations which are unacceptable to Prosperity;

•	absence of any material adverse change in the assets, properties, business or financial condition of either party;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement;

•	registration of the shares of Prosperity common stock to be issued to shareholders of the Bank with the Securities and Exchange Commission;

•	authorization for listing of the shares of Prosperity common stock to be issued to shareholders of the Bank on the Nasdaq Global Select Market;

•

confirmation by Prosperity that the Bank’s allowance for credit losses, as of the last day of the calendar month immediately preceding the effective time of the merger, is equal to at least 2.0% of total loans;

•	termination of the change in control employment agreement between Michael E. Harris and the Bank;

•	termination of the salary continuation agreement between Michael E. Harris and the Bank and the payment by the Bank of the amount owed to Mr. Harris under such agreement;

•	execution of an employment and non-competition agreement by Michael E. Harris with Prosperity Bank;

•	execution of non-competition agreements between each of the directors of the Bank with Prosperity Bank;

•

execution of release agreements by each of the directors and officers (with a title of Vice President or above) of the Bank releasing the Bank from any and all claims of such directors and officers, subject to certain limited exceptions (Director/Officer Release);

•

execution of release agreements by the Bank releasing each director and officer of the Bank who executed a Director/Officer Release from any and all claims of the Bank, subject to certain limited exceptions; and

•	receipt of the opinions of counsel to each of the Bank and Prosperity to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

Any condition to the consummation of the merger may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (page 47)

We cannot complete the merger unless it is approved by the Federal Deposit Insurance Corporation (FDIC) and Texas Department of Banking (TDB). We have made filings and notifications for these purposes with these regulatory agencies. We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them.

Modifications to or Waiver of the Reorganization Agreement (page 42)

We may amend the reorganization agreement and each of us may waive our right to require the other party to adhere to any term or condition of the reorganization agreement. However, the merger consideration to be received by the shareholders of the Bank pursuant to the reorganization agreement may not be decreased after the approval of the reorganization agreement without the further approval of the Bank shareholders.

Termination of the Reorganization Agreement (page 42)

Prosperity and the Bank can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Prosperity or the Bank can decide, without the consent of the other, to terminate the reorganization agreement if:

•

the merger has not become effective by August 29, 2007, unless regulatory approval has not been received or the registration statement has not been declared effective by such date, in which case this deadline will be extended to September 28, 2007, or such later date approved in writing by the respective boards of directors, unless the failure to complete the merger by that time is due to a material breach of the reorganization agreement by the party that seeks to terminate the reorganization agreement;

•

any court or other governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the reorganization agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•	the approval of the reorganization agreement by the shareholders of the Bank is not obtained;

•	any of the conditions to the obligations of Prosperity or the obligations of the Bank, respectively, have not been met or waived by the party entitled to such benefit; or

•

the other party materially breaches its representations and warranties or any covenant or agreement contained in the reorganization agreement and such breach has not been cured within 15 days after the terminating party gives written notice of such failure to the breaching party.

In addition, the Bank may terminate the reorganization agreement, without the consent of Prosperity, if the average per share closing price for the Prosperity common stock for the 20 consecutive trading days ending on and including the tenth trading day prior to the closing date of the merger is less than $29.16 per share; provided, however, that Prosperity has the option, but not the obligation, to nullify any exercise by the Bank of this termination right by increasing the merger consideration.

In the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement or as set forth below.

Some of the Directors and Officers of the Bank Have Financial Interests in the Merger that Differ from Your Interests (page 41)

Some of the directors and officers of the Bank have interests in the merger that differ from, or are in addition to, their interests as shareholders of the Bank. These interests include:

•

Michael E. Harris has entered into a two-year employment agreement with Prosperity Bank to be effective upon completion of the merger whereby Mr. Harris is entitled to receive payment of his base salary for the remainder of the initial term upon the termination of his employment with Prosperity Bank for any reason other than for cause (as defined in the employment agreement) or as a result of his death or disability; and

•	the directors and officers of the Bank will receive continued director and officer liability insurance coverage for a period of three years after completion of the merger.

Comparison of Rights of Shareholders of the Bank and Prosperity (page 50)

The Bank is a national banking association and the rights of shareholders of the Bank are governed by the laws of the United States and the Bank’s articles of association and bylaws. Prosperity is a Texas corporation and the rights of Prosperity shareholders are governed by Texas law and Prosperity’s articles of incorporation and bylaws. Upon completion of the merger, shareholders of the Bank will become shareholders of Prosperity and their rights will be governed by Prosperity’s articles of incorporation and bylaws in addition to Texas law. Prosperity’s articles of incorporation and bylaws will remain the same unless later altered, amended or repealed.

Dissenters’ Rights of Appraisal in the Merger (page 48)

As a shareholder of the Bank, under the National Bank Act you have the right to dissent from the merger and have the appraised fair value of your shares of Bank common stock paid to you in cash. The appraised fair value may be more or less than the value of the shares of Prosperity common stock and cash being paid in the merger. Persons having beneficial interests in Bank common stock held of record in the name of another person, such as a broker or bank, must act promptly to cause the record holder to take the actions required under the National Bank Act to exercise your dissenter’s rights. The text of 12 U.S.C. Section 214a pertaining to dissenters’ rights is attached to this proxy statement/prospectus as Appendix C.

In order to exercise dissenters’ rights, you must (1) not vote in favor of the reorganization agreement or give notice of dissent to the Bank at or prior to the special meeting and (2) give the written notice required by the National Bank Act to Prosperity following the special meeting.

If you intend to exercise dissenters’ rights, you should read the statute carefully and consult with your own legal counsel. You should also remember that, if you return a signed proxy card but fail to provide instructions as to how your shares of Bank common stock are to be voted, you will be considered to have voted in favor for the reorganization agreement and you will not be able to assert dissenters’ rights. Also, if you exercise dissenters’ rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. See “—Income Tax Consequences.”

Selected Historical Consolidated Financial Data of Prosperity

The following table summarizes financial results actually achieved by Prosperity for the periods and at the dates indicated and should be read in conjunction with Prosperity’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Prosperity has previously filed with the Securities and Exchange Commission. Historical financial information for Prosperity can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006. See “Where You Can Find Additional Information” on page 66 for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the three months ended March 31, 2007 and March 31, 2006 are unaudited, but management of Prosperity believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2007 and 2006 indicate results for any future period.

	As of and for the Three Months Ended March 31,			As of and for the Years Ended December 31,
	2007(1)		2006	2006(1)	2005	2004	2003	2002
	(In thousands, except per share data)
Income Statement Data:
Interest income	$79,863		$45,684	$231,739	$162,123	$111,756	$90,845	$80,742
Interest expense	33,775		16,494	93,594	51,226	29,789	26,346	28,101

Net interest income	46,088		29,190	138,145	110,897	81,967	64,499	52,641
Provision for credit losses	245		120	504	480	880	483	1,010

Net interest income after provision for credit losses	45,843		29,070	137,641	110,417	81,087	64,016	51,631
Noninterest income	11,671		7,667	33,982	30,021	23,071	16,966	11,594
Noninterest expense	27,271		17,249	77,669	68,957	51,707	42,021	32,349

Income before taxes	30,243		19,488	93,954	71,481	52,451	38,961	30,876
Provision for income taxes	10,014		6,624	32,229	23,621	17,744	12,413	9,555

Net income	$20,229		$12,864	$61,725	$47,860	$34,707	$26,548	$21,321

Per Share Data (2):
Basic earnings per share	$0.51		$0.46	$1.96	$1.79	$1.61	$1.38	$1.25
Diluted earnings per share	0.50		0.46	1.94	1.77	1.59	1.36	1.22
Book value per share	24.37		17.06	20.26	16.69	12.32	10.49	8.19
Cash dividends declared	0.1125		0.10	0.41	0.35	0.31	0.25	0.22
Dividend payout ratio	24.30%		21.67%	21.10%	20.11%	19.22%	18.29%	18.13%
Weighted average shares outstanding (basic)	39,813		27,850	31,491	26,706	21,534	19,225	17,122
Weighted average shares outstanding (diluted)	40,283		28,146	31,893	27,024	21,804	19,536	17,442
Shares outstanding at end of period	43,766		27,869	32,793	27,821	22,381	20,930	18,896

Balance Sheet Data (at period end):
Total assets	$6,326,699		$3,571,613	$4,586,769	$3,585,982	$2,697,228	$2,400,487	$1,823,286
Securities	1,886,294		1,555,028	1,590,303	1,572,602	1,302,792	1,376,880	950,317
Loans	3,247,708		1,561,467	2,176,507	1,542,125	1,035,513	770,053	679,559
Allowance for credit losses	36,341		17,312	23,990	17,203	13,105	10,345	9,580
Deposits	4,928,240		2,915,342	3,725,678	2,920,318	2,317,076	2,083,748	1,586,611
Borrowings and notes payable	139,537		85,141	73,633	102,389	38,174	30,936	37,939
Shareholders’ equity	1,066,569		475,457	664,411	464,717	275,647	219,588	154,739
Junior subordinated debentures	145,360	(3)	69,589	100,519	75,775	47,424	59,804	34,030

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007(1)	2006	2006(1)	2005	2004	2003	2002
	(In thousands, except per share data)
Average Balance Sheet Data:
Total assets	$5,796,212	$3,592,659	$4,283,795	$3,361,617	$2,543,088	$2,006,869	$1,470,758
Securities	1,873,905	1,572,259	1,612,221	1,471,067	1,383,790	1,108,153	818,362
Loans	2,876,029	1,551,397	2,037,379	1,435,376	871,736	697,235	524,885
Allowance for credit losses	32,131	17,247	22,476	16,334	11,454	9,525	7,350
Deposits	4,536,104	2,928,827	3,449,100	2,791,813	2,189,695	1,749,045	1,300,884
Shareholders’ equity	928,706	471,080	602,712	413,864	243,274	170,167	114,234
Junior subordinated debentures	130,413	72,682	92,271	69,869	59,288	39,400	29,648

Performance Ratios:
Return on average assets	1.40%	1.43%	1.44%	1.42%	1.36%	1.32%	1.45%
Return on average equity	8.71	10.92	10.24	11.56	14.27	15.60	18.66
Net interest margin (tax-equivalent)	3.93	3.81	3.80	3.81	3.63	3.64	4.00
Efficiency ratio (4)	47.73	46.80	45.29	48.93	49.45	51.82	50.39

Asset Quality Ratios (5):
Nonperforming assets to total loans and other real estate	0.13%	0.08%	0.05%	0.09%	0.17%	0.13%	0.38%
Net charge-offs to average loans	0.02	0.00	0.04	0.03	0.06	0.23	0.08
Allowance for credit losses to total loans	1.12	1.11	1.10	1.12	1.27	1.34	1.41
Allowance for credit losses to nonperforming loans (6)	1,699.8	1,409.8	2,530.6	1,505.1	949.6	1,519.1	408.5

Capital Ratios (5):
Leverage ratio	8.31%	7.86%	7.76%	7.83%	6.30%	7.10%	6.56%
Average shareholders’ equity to average total assets	16.02	13.11	14.07	12.31	9.57	8.48	7.77
Tier 1 risk-based capital ratio	11.90	15.65	13.52	15.34	13.56	15.82	14.10
Total risk-based capital ratio	12.94	16.69	14.55	16.37	14.67	16.90	15.30

(1)	Prosperity completed the acquisitions of Texas United Bancshares, Inc. on January 31, 2007 and SNB Bancshares, Inc. on April 1, 2006.
(2)	Adjusted for a two-for-one stock split effective May 31, 2002.
(3)	Consists of $15.5 million of junior subordinated debentures of Prosperity Statutory Trust II due July 31, 2031, $12.9 million of junior subordinated debentures of Prosperity Statutory Trust III due September 17, 2033, $12.9 million of junior subordinated debentures of Prosperity Statutory Trust IV due December 30, 2033, $20.6 million of junior subordinated debentures of First Capital Statutory Trust I due March 26, 2032 (assumed by Prosperity on March 1, 2005), $7.7 million of junior subordinated debentures of First Capital Statutory Trust II due September 26, 2032 (assumed by Prosperity on March 1, 2005), $10.3 million of junior subordinated debentures of SNB Statutory Trust II due March 26, 2033 (assumed by Prosperity on April 1, 2006), $10.3 million of junior subordinated debentures of SNB Capital Trust III due March 27, 2033 (assumed by Prosperity on April 1, 2006), $10.3 million of junior subordinated debentures of SNB Capital Trust IV due September 25, 2033 (assumed by Prosperity on April 1, 2006), $7.2 million of junior subordinated debentures of TXUI Statutory Trust I due September 7, 2030 (assumed by Prosperity on January 31, 2007), $5.2 million of junior subordinated debentures of TXUI Statutory Trust II due December 19, 2033 (assumed by Prosperity on January 31, 2007), $16.0 million of junior subordinated debentures of TXUI Statutory Trust III due December 15, 2035 (assumed by Prosperity on January 31, 2007), $4.1 million of junior subordinated debentures of Gateway Statutory Trust I due March 26, 2032 (assumed by Prosperity on January 31, 2007) and $12.4 million of junior subordinated debentures of TXUI Statutory Trust IV due June 30, 2036 (assumed by Prosperity on January 31, 2007).

(4)	Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of securities, assets and loans. Additionally, taxes are not part of this calculation.
(5)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(6)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

Selected Historical Financial Data of the Bank

The following table sets forth selected historical financial data of the Bank. The selected historical financial data as of and for each of the five years ended December 31, 2006 is derived from the Bank’s audited financial statements. The selected historical financial data as of March 31, 2007 and 2006 and for the three-month periods then ended are derived from the Bank’s unaudited interim financial statements, but management of the Bank believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of the dates and for the periods indicated. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Three Months Ended March 31,
			As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except share and per share data)
Income Statement Data:
Interest income	$1,081	$1,078	$4,430	$3,844	$3,359	$3,270	$3,348
Interest expense	310	249	1,130	820	640	755	1,056

Net interest income	771	829	3,300	3,024	2,719	2,515	2,292
Provision for loan losses	61	25	200	240	370	450	200

Net interest income after provision for loan losses	710	804	3,100	2,784	2,349	2,065	2,092
Noninterest income	189	207	899	790	845	785	724
Noninterest expense	587	598	2,385	2,415	2,207	1,916	1,762

Earnings before income taxes	312	413	1,614	1,159	987	934	1,054
Provision for income tax expense	91	124	483	320	247	221	258

Net earnings	$221	$289	$1,131	$839	$740	$713	$796

Per Share Data:
Basic earnings per share	$1.33	$1.74	$6.82	$5.06	$4.46	$4.30	$4.80
Diluted earnings per share	1.33	1.74	6.82	5.06	4.46	4.30	4.80
Book value per share	54.25	49.73	52.64	48.44	46.99	45.62	43.99
Weighted average shares outstanding	165,900	165,900	165,900	165,900	165,900	165,900	165,900
Shares outstanding at end of period	165,900	165,900	165,900	165,900	165,900	165,900	165,900

Balance Sheet Data (at period end):
Total assets	$73,179	$75,357	$73,741	$76,317	$69,042	$66,636	$65,187
Securities	21,467	23,418	23,101	19,752	18,339	17,024	20,254
Loans	33,604	36,574	35,485	36,329	34,218	31,100	29,058
Allowance for loan losses	677	703	644	730	652	628	404
Deposits	63,572	66,615	64,050	67,491	60,553	58,394	57,054
Shareholders’ equity	9,001	8,251	8,734	8,037	7,795	7,568	7,298

Average Balance Sheet Data:
Total assets	$74,297	$76,277	$75,760	$72,297	$69,780	$67,553	$64,015
Securities	22,313	22,064	22,790	18,776	17,855	18,354	22,404
Loans	34,533	36,240	36,342	35,571	32,790	30,643	26,970
Deposits	64,813	67,053	66,754	63,748	61,378	59,377	56,467
Shareholders’ equity	8,866	8,144	8,524	8,091	7,915	7,638	7,036

Performance Ratios (1):
Return on average assets	1.19%	1.52%	1.49%	1.16%	1.06%	1.06%	1.24%
Return on average equity	9.97	14.19	13.27	10.37	9.35	9.33	11.31
Net interest margin	4.15	4.35	4.36	4.18	3.90	3.72	3.58
Efficiency ratio (2)	61.15	57.72	56.80	63.32	61.92	58.10	58.56

	As of and for the Three Months Ended March 31,
			As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except share and per share data)
Asset Quality Ratios (3):
Nonperforming assets to total loans and other real estate	1.12%	1.93%	2.04%	1.87%	2.33%	2.98%	1.59%
Net charge-offs to average loans	0.08	0.14	0.79	0.46	1.06	0.74	0.27
Allowance for loan losses to period-end loans	2.01	1.92	1.81	2.01	1.91	2.02	1.39
Allowance for loan losses to nonperforming loans (4)	179.10	101.74	88.83	109.61	83.38	67.67	87.45

Capital Ratios:
Leverage ratio	12.30%	11.13%	11.89%	10.71%	10.86%	10.44%	10.38%
Average shareholders’ equity to average total assets	11.93	10.68	11.25	11.19	11.34	11.31	10.99
Tier 1 risk-based capital ratio	23.68	20.22	22.16	19.63	19.52	19.72	19.19
Total risk-based capital ratio	24.94	21.48	23.41	20.88	20.76	20.97	20.34

(1)	Interim period performance ratios are annualized.
(2)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses. Additionally, taxes are not part of this calculation.
(3)	At period end, except net charge-offs to average loans.
(4)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

COMPARATIVE STOCK PRICES

The following table summarizes (i) the market values of Prosperity common stock on April 30, 2007, the business day prior to the announcement of the proposed merger and as of the most recent date practicable preceding the date of this proxy statement/prospectus and (ii) the equivalent pro forma value of a share of Bank common stock at such dates based on the exchange ratio and the per share cash consideration. Historical market value information regarding Bank common stock is not provided because there is no active market for Bank common stock. The merger consideration has been generally structured to provide that all outstanding shares of Bank common stock will be converted into an aggregate of 251,458 shares of Prosperity common stock and $8,625,000 in cash, each subject to adjustment under certain circumstances as set forth in the reorganization agreement. Based on 165,900 shares of Bank common stock issued and outstanding as of June 25, 2007, holders of Bank common stock will receive 1.5157 shares of Prosperity common stock plus $51.99 in cash, subject to adjustment, for each share they own. You should obtain current market quotations for Prosperity common stock.

	Prosperity Common Stock (1)	Equivalent Pro Forma Per Share of Bank Common Stock (2)
April 30, 2007	$34.69	$104.57
June 25, 2007	33.01	102.02

(1)	Represents the closing price of Prosperity common stock on the Nasdaq Global Select Market.
(2)	Equivalent pro forma market value per share of Bank common stock represents the historical market value per share of Prosperity common stock multiplied by the assumed exchange ratio of 1.5157 and adding the per share cash consideration of $51.99, assuming no adjustment.

RISK FACTORS

An investment in the Prosperity common stock in connection with the merger involves risks. Prosperity describes below the material risks and uncertainties that it believes affect its business and an investment in the Prosperity common stock. You should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus in deciding whether to vote for approval of the reorganization agreement. If any of the risks described in this proxy statement/prospectus occur, Prosperity’s financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of Prosperity common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With the Merger

Fluctuations in market prices of Prosperity common stock will affect the value of the merger consideration that Bank shareholders receive for their shares of Bank common stock.

Under the terms of the reorganization agreement, and subject to certain exceptions as described elsewhere in this document, the number of shares of Prosperity common stock to be issued for the stock portion of the merger consideration is fixed at 251,458 shares. The market price of the Prosperity common stock may vary from its price on the date immediately prior to the public announcement of the merger, the date of this proxy statement/prospectus, the date of the Bank’s special meeting and the date for determining the average closing price discussed below. The market price of Prosperity common stock may fluctuate as a result of a variety of factors, including, among other things, changes in Prosperity’s businesses, operations and prospects, regulatory considerations and general market and economic conditions. Many of these factors are beyond the control of Prosperity. As a result of the fixed number of shares of Prosperity common stock to be issued in the merger, the market value of the shares of Prosperity common stock that a Bank shareholder receives in the merger will decline correspondingly with any declines in the market price of Prosperity common stock prior to and as of the date the merger consideration is paid, subject to the limitations discussed in the following paragraph.

Further, in the event the average closing price of Prosperity common stock falls below $29.16, Prosperity has the discretion, but not the obligation, to increase the exchange ratio with respect to the number of shares of Prosperity common stock that shareholders of the Bank will receive, increase the per share cash consideration or a combination of the two. In the event Prosperity elects to adjust the merger consideration, Bank shareholders may receive a greater number of shares of Prosperity common stock. Further, in the event the average closing price of Prosperity common stock exceeds $39.45, the exchange ratio, the per share cash consideration or a combination of the two will be reduced. Because the price of Prosperity common stock will fluctuate prior to the merger, Prosperity cannot assure Bank shareholders of the market value or number of shares of Prosperity common stock that they will receive in the merger.

Accordingly, at the time Bank shareholders vote with respect to the reorganization agreement, they will not know the market value or number of shares of Prosperity common stock that they will receive in the merger.

If the price of Prosperity common stock falls and the decrease exceeds a pre-agreed level, and if Prosperity does not elect to increase the merger consideration, the Bank has the right to terminate the reorganization agreement and the merger will not occur.

If the average closing price for Prosperity common stock during the 20 consecutive trading days ending on and including the tenth trading day prior to the closing date of the merger is less than $29.16 per share, Prosperity has the discretion, but not the obligation, to increase the exchange ratio, the per share cash consideration or a combination of the two. If Prosperity elects not to increase the merger consideration, the Bank may terminate the reorganization agreement.

As a result, even if the merger is approved by the shareholders, the merger may ultimately not be completed. Although Prosperity’s board of directors has the ability to increase the merger consideration and the Bank’s board of directors has the power to terminate the reorganization agreement and abandon the merger if Prosperity does not increase the merger consideration, there is no obligation of either board to exercise such power.

The Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on the Bank and consequently on Prosperity. These uncertainties may impair the Bank’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with the Bank to seek to change existing business relationships with the Bank. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Prosperity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Prosperity, Prosperity’s business following the merger could be harmed. In addition, the reorganization agreement restricts the Bank from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Prosperity. These restrictions may prevent the Bank from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “Proposal to Approve the Reorganization Agreement—Conduct of Business Pending Effective Time” beginning on page 35 of this proxy statement/prospectus for a description of the restrictive covenants to which the Bank is subject.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Prosperity and the Bank have operated and, until merger completion, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and timely, the expected benefits of the merger may not be realized.

The market price of Prosperity common stock after the merger may be affected by factors different from those affecting Bank common stock or Prosperity common stock currently.

The businesses of Prosperity and the Bank differ in some respects and, accordingly, the results of operations of the combined company and the market price of Prosperity’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Prosperity or the Bank. For a discussion of the business of Prosperity and of certain factors to consider in connection with that business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

The Federal Deposit Insurance Corporation and Texas Department of Banking must approve the merger. The FDIC and TDB will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of the Bank, Prosperity and Prosperity Bank and the convenience and needs of the communities to be served. As part of that consideration, we expect that the FDIC and TDB will review capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws.

There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

Some of the directors and officers of the Bank may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and officers of the Bank may be different from those of Bank shareholders, and directors and officers of the Bank may be participants in arrangements that are different from, or in addition to, those of Bank shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “Financial Interests of Directors and Officers of the Bank in the Merger” beginning on page 41.

Prosperity may fail to realize the cost savings estimated for the merger.

Prosperity estimates that it will realize cost savings from the merger when fully phased in; however, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Prosperity’s business may require Prosperity to continue to operate or maintain some support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on our ability to combine the businesses of Prosperity and the Bank in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Prosperity is not able to combine successfully our two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

Bank shareholders will have less influence as a shareholder of Prosperity than as a shareholder of the Bank.

Bank shareholders currently have the right to vote in the election of the board of directors of the Bank and on other matters affecting the Bank. The merger will transfer control of the Bank to Prosperity and to the shareholders of Prosperity. When the merger occurs, each Bank shareholder will become a shareholder of Prosperity with a percentage ownership of Prosperity much smaller than such shareholder’s percentage ownership of the Bank. Because of this, Bank shareholders will have less influence on the management and policies of Prosperity than they now have on the management and policies of the Bank.

Risks Associated With Prosperity

If Prosperity is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

To achieve its past levels of growth, Prosperity has initiated internal growth programs and completed numerous acquisitions. Prosperity may not be able to sustain its historical rate of growth or may not be able to grow at all. In addition, Prosperity may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit the opening of new banking centers. Further, Prosperity may be unable to attract and retain experienced bankers, which could adversely affect its internal growth. If Prosperity is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

If Prosperity is unable to manage its growth effectively, its operations could be negatively affected.

Companies that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage its growth and maintain adequate information and reporting systems within its organization, Prosperity must identify, hire and retain additional qualified employees.

If Prosperity does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and Prosperity may not be able to continue to implement its business strategy and successfully conduct its operations.

If Prosperity is unable to identify and acquire other financial institutions and successfully integrate its acquired businesses, its business and earnings may be negatively affected.

The market for acquisitions remains highly competitive, and Prosperity may be unable to find acquisition candidates in the future that fit its acquisition and growth strategy. To the extent that Prosperity is unable to find suitable acquisition candidates, an important component of its growth strategy may be lost.

Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect Prosperity’s organization. Prosperity may not be able to complete future acquisitions and, if completed, Prosperity may not be able to successfully integrate the operations, management, products and services of the entities that it acquires and eliminate redundancies. The integration process may also require significant time and attention from Prosperity’s management that they would otherwise direct at servicing existing business and developing new business. Prosperity’s failure to successfully integrate the entities it acquires into its existing operations may increase its operating costs significantly and adversely affect its business and earnings.

Prosperity’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels.

The majority of Prosperity’s assets are monetary in nature and, as a result, Prosperity is subject to significant risk from changes in interest rates. Changes in interest rates can impact Prosperity’s net interest income as well as the valuation of its assets and liabilities. Prosperity’s earnings are significantly dependent on its net interest income. Net interest income is the difference between the interest income earned on loans, investments and other interest-earning assets and the interest expense paid on deposits, borrowings and other interest-bearing liabilities. Therefore, any change in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, can have a significant effect on Prosperity’s net interest income. Prosperity’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities.

Prosperity’s profitability depends significantly on local economic conditions.

Prosperity’s success depends primarily on the general economic conditions of the geographic markets in which it operates. Unlike larger banks that are more geographically diversified, Prosperity provides banking and financial services to customers primarily in the central, north central, south central and south areas of Texas. The local economic conditions in these areas have a significant impact on Prosperity’s commercial, real estate, construction and consumer loans, the ability of its borrowers to repay their loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and negatively affect Prosperity’s financial results.

Prosperity’s allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its earnings.

As a lender, Prosperity is exposed to the risk that its loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate Prosperity for the outstanding balance of the loan plus the costs to dispose of the collateral. Prosperity may experience significant loan losses which could have a material adverse effect on its operating results and financial condition. Management makes various assumptions and judgments about the collectibility of Prosperity’s loan portfolio, including the diversification by industry of its commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of its loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of its loan portfolio through its internal loan review process and other relevant factors.

Prosperity maintains an allowance for credit losses in an attempt to cover credit losses inherent in its loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than Prosperity has experienced to date. In determining the size of the allowance, Prosperity relies on an analysis of its loan portfolio, its experience and its evaluation of general economic conditions. If Prosperity’s assumptions prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to the allowance would materially decrease net income.

In addition, federal and state regulators periodically review Prosperity’s allowance for credit losses and may require Prosperity to increase its provision for credit losses or recognize further charge-offs, based on judgments different than those of Prosperity’s management. Any increase in Prosperity’s allowance for credit losses or charge-offs as required by these regulatory agencies could have an adverse effect on Prosperity’s operating results and financial condition.

Prosperity’s small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

Prosperity targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the southeast Texas area or the other markets in which Prosperity operates, Prosperity’s results of operations and financial condition may be negatively affected.

An interruption in or breach in security of Prosperity’s information systems may result in a loss of customer business.

Prosperity relies heavily on communications and information systems to conduct its business. Any failure, or interruption or breach in security of these systems could result in failures or disruptions in Prosperity’s customer relationship management, general ledger, deposits, servicing or loan origination systems. Such interruptions may occur and may not be adequately addressed by Prosperity. The occurrence of any failures or interruptions could result in a loss of customer business and have a negative effect on Prosperity’s results of operations and financial condition.

The business of Prosperity is dependent on technology and Prosperity’s inability to invest in technological improvements may adversely affect its results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Prosperity’s future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of Prosperity’s competitors have substantially greater resources to invest in technological improvements. Prosperity may not be able to effectively implement new technology driven products and services or be successful in marketing these products and services to its customers which may negatively affect our results of operations and financial condition.

Prosperity operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision that could adversely affect its financial performance, and Prosperity may be adversely affected by changes in federal and local laws and regulations.

Prosperity is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our operations and our subsidiary banks and their operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect Prosperity’s powers, authority and operations, or the powers, authority and operations of Prosperity Bank, which could have a material adverse effect on Prosperity’s financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on Prosperity.

Prosperity’s corporate organizational documents and the provisions of Texas law to which it is subject may delay or prevent a change in control of Prosperity that you may favor.

Prosperity’s amended and restated articles of incorporation and amended and restated bylaws contain various provisions that either alone or in combination with the provisions of Texas law described below, may delay, discourage or prevent an attempted acquisition or change of control of Prosperity by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•	a board of directors classified into three classes of directors with the directors of each class having staggered, three year terms;

•

a provision that any special meeting of Prosperity’s shareholders may be called only by the chairman of the board, the chief executive officer, the president, a majority of the board of directors or the holders of at least 50% of Prosperity’s shares entitled to vote at the meeting;

•

a provision granting the board of directors authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of Prosperity common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring a controlling interest in Prosperity;

•

a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders;

•	a provision that denies shareholders the right to amend Prosperity’s bylaws; and

•

provisions of Texas law, which Prosperity did not opt out of in its articles of incorporation, that restrict business combinations with “interested shareholders” and provide that directors serving on a classified board or directors, such as Prosperity’s, may be removed only for cause.

Any or all of these provisions could discourage a third party from acquiring a controlling interest in Prosperity or other business combination transactions that might otherwise result in Prosperity’s shareholders receiving a premium over the then current market price of Prosperity common stock. See “Texas Anti-Takeover Statutes.”

The holders of Prosperity’s junior subordinated debentures have rights that are senior to those of Prosperity’s shareholders.

As of March 31, 2007, Prosperity had $145.4 million in junior subordinated debentures outstanding that were issued to its subsidiary trusts. The subsidiary trusts purchased the junior subordinated debentures from Prosperity using the proceeds from the sale of trust preferred securities to third party investors. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by Prosperity to the extent not paid or made by each trust, provided the trust has funds available for such obligations.

The junior subordinated debentures are senior to Prosperity’s shares of common stock. As a result, Prosperity must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of Prosperity’s bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of Prosperity common stock. Prosperity has the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of Prosperity common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Prosperity after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “continue,” “will,” “should,” “may,” or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Prosperity after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•

Prosperity’s actual cost savings resulting from the merger are less than expected, Prosperity is unable to realize those cost savings as soon as expected or Prosperity incurs additional or unexpected costs;

•	Prosperity’s revenues after the merger are less than expected;

•

deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Prosperity expected;

•	competition among financial services companies may increase;

•	the risk that the businesses of Prosperity and the Bank will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•	the failure of the Bank’s shareholders to approve the reorganization agreement;

•	the ability to obtain the governmental approvals of the merger on the proposed terms and schedule;

•	changes in the level of nonperforming assets and charge-offs;

•	changes in the interest rate environment reduce Prosperity’s or the Bank’s interest margins;

•	general business and economic conditions in the markets Prosperity or the Bank serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Prosperity’s or the Bank’s businesses;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, we caution you not to place undue reliance on our forward-looking statements. The forward-looking statements are made as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

This document constitutes a proxy statement of the Bank and is being furnished to all record holders of Bank common stock in connection with the solicitation of proxies by the board of directors of the Bank to be used at a special meeting of shareholders of the Bank to be held on August 8, 2007. The purpose of the Bank special meeting is to consider and vote upon a proposal to approve the reorganization agreement, dated as of May 1, 2007, by and among Prosperity, Prosperity Bank and the Bank, which provides, among other things, for the merger of the Bank with and into Prosperity Bank. This document also constitutes a prospectus relating to the Prosperity common stock to be issued to holders of Bank common stock upon completion of the merger.

THE BANK SPECIAL MEETING

Date, Place and Time of the Special Meeting

The special meeting of Bank shareholders will be held at 3:30 p.m. local time on Wednesday, August 8, 2007 at 109 West Washington Avenue, Navasota, Texas 77868.

Matters to be Considered

The purpose of the special meeting is to consider and vote upon a proposal to approve the reorganization agreement, dated as of May 1, 2007, by and among Prosperity, Prosperity Bank and the Bank, which provides, among other things, for the merger of the Bank with and into Prosperity Bank.

At this time, the board of directors is unaware of any matter, other than the matter set forth above, that may be presented for action at the special meeting.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of Bank common stock at the close of business on June 25, 2007 will be entitled to notice of and to vote at the special meeting. At the close of business on that date, there were 165,900 shares of Bank common stock issued and outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of the Bank will be entitled to one vote for each share of common stock owned of record on June 25, 2007. The holders of a majority of the shares of Bank common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least two-thirds of the issued and outstanding Bank common stock is required to approve the reorganization agreement.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the reorganization agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the reorganization agreement or a failure to vote on the reorganization agreement. Accordingly, the Bank’s board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

On the record date, the directors and executive officers of the Bank were entitled to vote, in the aggregate, 50,949 shares of Bank common stock, or approximately 30.71% of the outstanding shares of common stock entitled to vote at the special meeting. Each director and holder of 10% or more of Bank common stock who, in the aggregate are entitled to vote 30.71% of the outstanding shares of common stock has executed an agreement to vote his or her shares of Bank common stock in favor of approval of the reorganization agreement.

The board of directors of the Bank unanimously recommends that you vote FOR the proposal to approve the reorganization agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by the shareholders and returned to the Bank and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the reorganization agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of the Bank at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of the Bank;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of the Bank at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: The Bank of Navasota, 109 West Washington Avenue, Navasota, Texas 77868, Attention: Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of the Bank. The Bank is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors of the Bank intend to solicit proxies personally or by telephone or other means of communication. The directors will not be additionally compensated. The Bank will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the reorganization agreement, as amended. A copy of the reorganization agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger

The reorganization agreement provides for the merger of the Bank with and into Prosperity Bank. If the shareholders of the Bank approve the reorganization agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the third quarter of 2007, although delays could occur. As a result of the merger, holders of Bank common stock will be entitled to receive whole shares of Prosperity common stock and cash, with cash paid in lieu of fractional shares, and will no longer be owners of Bank stock. As a result of the merger, certificates for Bank common stock will only represent the right to receive the merger consideration pursuant to the reorganization agreement, and otherwise will be null and void after completion of the merger.

In connection with the merger, all outstanding shares of Bank common stock will be converted into an aggregate of 251,458 shares of Prosperity common stock and $8,625,000 in cash, each subject to adjustment under certain circumstances as set forth in the reorganization agreement. Based on 165,900 shares of Bank common stock issued and outstanding as of June 25, 2007, holders of Bank common stock will receive 1.5157 shares of Prosperity common stock plus $51.99 in cash, subject to adjustment, for each share they own.

The exchange ratio and/or the per share cash consideration may be adjusted if the consecutive 20 trading day average closing price of the Prosperity common stock on the tenth trading day immediately prior to the closing date (average closing price) is less than $29.16 or exceeds $39.45. In the event the average closing price is less than $29.16 per share, Prosperity has the discretion, but not the obligation, to increase (1) the number of shares of common stock that it will issue to Bank shareholders, (2) the per share cash consideration that it will pay to Bank shareholders or (3) a combination of both, such that the total merger consideration will not be less than $15,957,515. If Prosperity elects not to adjust the exchange ratio and/or the per share cash consideration, the Bank may terminate the reorganization agreement.

In the event the average closing price is greater than $39.45 per share, Prosperity shall decrease (1) the number of shares of common stock that it will issue to Bank shareholders, (2) the per share cash consideration that it will pay to Bank shareholders or (3) a combination of both, such that the total merger consideration will not be more than $18,545,018.

In addition, the per share cash consideration may be adjusted if the Bank’s equity capital on the closing date is less than $8,750,000, in the manner and under the circumstances set forth in the reorganization agreement. In the event the Bank’s equity capital is less than $8,750,000, the per share cash consideration (as may have been adjusted as described in the preceding paragraph) will be reduced by an amount equal to the difference between the Bank’s equity capital on the closing date and $8,750,000. Pursuant to the terms of the reorganization agreement, equity capital is the sum of the capital stock, capital surplus and retained earnings of the Bank, excluding unrealized securities gains or losses, as determined pursuant to generally accepted accounting principles (GAAP). For purposes of calculating equity capital, the Bank may exclude certain amounts and must include adjustments made for certain extraordinary items related to the merger as more fully described in the reorganization agreement.

As a result of potential changes to the exchange ratio and/or the per share cash consideration, if you are a Bank shareholder, you will not know the exact number of shares of Prosperity common stock or the exact amount of cash to be received by you in connection with the merger when you vote on whether to approve the reorganization agreement.

As noted above, Prosperity will not issue any certificates for fractional shares of Prosperity common stock in connection with the merger but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying the fractional share interest by the average closing price of the Prosperity common stock.

Background of the Merger

During the past several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition among financial institutions, and a trend toward consolidation and geographic expansion.

From time to time, the Bank’s board of directors and management have reviewed the Bank’s future prospects for earnings and asset growth and the viability of the Bank’s continued operations as a single unit independent bank. As the nature of banking has become increasingly competitive, larger banking organizations have demonstrated a willingness to pay a premium for certain banking franchises. In considering the market conditions, the Bank believed it would be beneficial to employ a firm experienced in advising and assisting in examining alternatives available to banks and their shareholders, including a possible sale or business combination.

On November 2, 2006, the board of directors and management of the Bank began discussions with Thomas R. Mecredy of Howe Barnes Hoefer & Arnett, Inc. regarding the strategic alternatives available to the Bank for maximizing shareholder value. On November 27, 2006, the Bank engaged Howe Barnes to render financial advisory and investment banking services in connection with a possible business combination with another banking institution.

During the months of December 2006 and January 2007, Howe Barnes contacted potential buyers, including Prosperity, and solicited bids from those financial institutions that expressed an interest in acquiring the Bank. On January 18, 2007, the Bank’s board of directors met with Thomas R. Mecredy and reviewed the bids and concluded that Prosperity had submitted the best bid. On January 30, 2007, Prosperity submitted a proposal to acquire the Bank in the form of a non-binding letter of intent which was subject to a due diligence review of the financial condition of the Bank.

Following that due diligence review, Prosperity and the Bank confirmed their mutual desire to proceed with the transaction. Thereafter, Prosperity and the Bank and their respective legal counsel negotiated the terms of a definitive reorganization agreement based on the price agreed to as a result of Prosperity’s due diligence review. After consideration of all aspects of the proposed transaction, the Bank’s board of directors unanimously approved the reorganization agreement with Prosperity and Prosperity Bank on April 30, 2007 and authorized management, subject to the satisfactory finalization of the reorganization document, to execute and deliver the reorganization document on behalf of the Bank.

On May 1, 2007, the Bank, Prosperity and Prosperity Bank entered into the reorganization agreement and Prosperity issued a press release announcing the proposed merger.

The Bank’s Reasons for the Merger and Recommendations of the Board of the Bank

The Bank’s board of directors believes that the merger is in the best interest of the Bank and its shareholders. Accordingly, the Bank’s board of directors has unanimously approved the merger and the reorganization agreement and unanimously recommends that the Bank’s shareholders vote for approval of the reorganization agreement.

In approving the reorganization agreement, the Bank’s board of directors consulted with its financial advisor with respect to the financial aspects and fairness of the proposed acquisition and with its legal counsel as to its legal duties and the terms of the reorganization agreement and related agreements. The Bank believes that combining with Prosperity will create a stronger and more diversified bank that will provide significant benefits to the Bank’s shareholders and customers alike.

The terms of the reorganization agreement, including the consideration to be paid to the Bank’s shareholders, were the result of arm’s length negotiations between representatives of the Bank and representatives of Prosperity. In arriving at its determination to approve the reorganization agreement, the Bank’s board of directors considered a number of factors, including the following:

•	The current financial services industry environment including increased competition and consolidation trends.

•	Information regarding the financial condition and operations of Prosperity and future prospects of Prosperity and its capital stock.

•

The opinion rendered by Howe Barnes that, from a financial standpoint, the merger consideration to be received in exchange for the Bank common stock on the terms and conditions set forth in the reorganization agreement is fair to the shareholders of the Bank from a financial point of view.

•	The tax-free nature of the common stock portion of the merger consideration to Bank shareholders for federal income tax purposes.

•

The future prospects of the Bank compared with the future prospects of Prosperity considering that by receiving common stock of Prosperity stock in the merger, Bank shareholders would be investing in a larger, more diversified banking organization.

•	The fact that Prosperity common stock is publicly traded on the NASDAQ Global Select Market, thereby representing a more liquid and flexible investment than does Bank common stock.

•	The ability of Prosperity to pay the cash portion of the merger consideration.

•	The non-economic terms of the transaction, including the impact on existing customers and employees.

•	The compatibility of Prosperity’s management team with that of the Bank and the general fit of the entities.

•	The ability of Prosperity, as an experienced and successful acquirer of financial institutions, to integrate the operations of the Bank.

•	The potential benefits and opportunities for employees of the Bank as a result of both employment opportunities and benefit plans in a larger organization.

•	The likelihood that the transaction will be approved by regulatory authorities.

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of the Bank in approving the reorganization agreement and the merger. In reaching its determination, the board of directors of the Bank did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of the Bank believes that the merger is in the best interests of the Bank and its shareholders and therefore the board of directors of the Bank unanimously approved the merger. Each member of the Bank board of directors has agreed to vote the stock of the Bank over which they have voting authority in favor of the reorganization agreement and the merger.

THE BANK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BANK SHAREHOLDERS VOTE IN FAVOR OF THE REORGANIZATION AGREEMENT AND THE MERGER.

Prosperity’s Reasons for the Merger

As a part of Prosperity’s growth strategy, Prosperity routinely evaluates opportunities to acquire financial institutions. The acquisition of the Bank is consistent with Prosperity’s expansion strategy. Prosperity’s board of directors, senior management and certain lenders reviewed the business, financial condition, results of operation and prospects for the Bank, the market condition of the market area in which the Bank conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Prosperity believes that the merger will provide an entry into the Navasota, Texas market area and expand Prosperity’s geographic presence in the area that extends from Northwest Houston to Bryan-College Station, provide opportunities for future growth and provide the potential to realize cost savings. Prosperity’s board of directors also considered the financial condition and valuation for both the Bank and Prosperity as well as the financial and other effects the merger would have on Prosperity’s shareholders.

While management of Prosperity believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Prosperity has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur.

In view of the variety of factors considered in connection with its evaluation of the merger, the Prosperity board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Prosperity board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Prosperity’s management.

Opinion of the Bank’s Financial Advisor

The fairness opinion of the Bank’s financial advisor, Howe Barnes Hoefer & Arnett, Inc. is described below. The description contains projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of the Bank. You should not rely on any of these statements as having been made or adopted by the Bank or Prosperity.

The Bank’s board of directors retained Howe Barnes to render financial advisory and investment banking services. Howe Barnes is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with the Bank and its business. Howe Barnes is a member of the National Association of Securities Dealers (NASD) with direct access to inter-dealer markets in NASD Automated Quotation (NASDAQ) and Over-the-Counter (OTC) securities, and makes markets in securities. As part of its investment banking activities, Howe Barnes is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On April 25, 2007, the Bank’s board of directors held a meeting to evaluate the proposed merger with Prosperity. At this meeting, Howe Barnes rendered a written opinion that the terms of the proposed merger of the Bank with and into Prosperity were fair, from a financial point of view, to the Bank shareholders. Howe Barnes has confirmed its April 25, 2007 opinion by delivering to the Bank’s board of directors a written opinion dated the date of this proxy statement/prospectus.

The full text of Howe Barnes’ opinion is attached as Appendix B to this proxy statement/prospectus and should be read in its entirety.

No limitations were imposed by the Bank’s board of directors upon Howe Barnes with respect to the investigations made or procedures followed in rendering its opinion. Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the merger consideration to be paid by Prosperity to holders of the Bank common stock in the merger and does not address the Bank’s underlying business decision to proceed with the merger. Howe Barnes has been retained on behalf of the board of directors of the Bank, and its opinion does not constitute a recommendation to any director of the Bank as to how such director should vote with respect to the merger.

For purposes of Howe Barnes’ opinion and in connection with its review of the proposed transaction, Howe Barnes has, among other things:

•	reviewed the terms of the reorganization agreement;

•	reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of the Bank and Prosperity, for the past three years;

•

held discussions with members of senior management of the Bank regarding financial forecasts and projections of the Bank, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger;

•

held discussions with members of senior management of the Bank and Prosperity regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

•	reviewed reported market prices and historical trading activity of Prosperity common stock;

•

reviewed certain aspects of the financial performance of the Bank and Prosperity and compared such financial performance of the Bank and Prosperity, with similar data available for certain other financial institutions;

•	compared the proposed financial terms of the merger with the financial terms of certain other merger and acquisition transactions that Howe Barnes deemed to be relevant; and

•	reviewed the potential pro forma impact of the merger.

In conducting its review and rendering its opinion, Howe Barnes has assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to it by the Bank, Prosperity, and their respective representatives, and of the publicly available information that was reviewed by it. Howe Barnes is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of the Bank and Prosperity are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. Howe Barnes was not retained to and it did not conduct a physical inspection of any of the properties or facilities of the Bank or Prosperity, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of the Bank or Prosperity, was not furnished with any such evaluation or appraisal, and did not review any individual credit files.

Howe Barnes’ opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to it as of, the date hereof. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of the Bank or Prosperity could materially affect the assumptions used in preparing the opinion. Howe Barnes assumed that all of the representations and warranties contained in the reorganization agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the reorganization agreement are not waived.

Howe Barnes relied upon the management of the Bank as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefor) provided to it, and Howe Barnes assumed that such forecasts and projections reflect the best currently available estimates and judgment of the Bank’s management. The Bank does not publicly disclose internal management forecasts, projections or estimates of the type furnished to or reviewed by Howe Barnes in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of the Bank, including without limitation, the general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

In delivering its opinion to the board of directors of the Bank, Howe Barnes prepared and delivered to the Bank’s board of directors written materials containing various analyses and other information. The following is a summary of the material financial analyses performed by Howe Barnes in connection with the preparation of its opinion and does not purport to be a complete description of all the analyses performed by Howe Barnes. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, an opinion is not necessarily susceptible to partial analysis or summary description. Howe Barnes believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. In its analyses, Howe Barnes made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of the Bank, Prosperity and Howe Barnes. Any estimates contained in Howe Barnes’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

Summary of Proposal. Howe Barnes reviewed the financial terms of the proposed transaction. Subject to adjustment as provided in the reorganization agreement, the Bank’s shareholders will receive, in the aggregate, 251,458 shares of Prosperity common stock and $8,625,000 in cash. Based on 165,900 shares of Bank common stock outstanding and a market value of the Prosperity common stock of $34.44 per share (the closing price on April 20, 2007), the merger consideration would equal $17,285,213 and the per share merger consideration would equal $104.19.

Aggregate Transaction Ratios:
Transaction Value to December 31, 2006 Stated Book Value	1.98	x
Transaction Value to December 31, 2006 Tangible Book Value	1.98	x
Transaction Value to 2006 Earnings	15.28	x
Transaction Value to December 31, 2006 Assets	23.44%
Tangible Premium on September 30, 2006 Core Deposits	16.43%

Analysis of Selected Public Companies. Howe Barnes used publicly available information to compare selected financial and market trading information for Prosperity with those of a group of comparable publicly traded Texas banking organizations with total assets greater than $200 million. The companies in the peer group were:

Cullen/Frost Bankers, Inc.	North Dallas Bank & Trust Company
First Financial Bankshares, Inc.	Southside Bancshares, Inc.
Guaranty Bancshares, Inc.	Sterling Bancshares, Inc.
International Bancshares Corp.	Texas Capital Bancshares, Inc.
MetroCorp Bancshares, Inc.

To perform this analysis, Howe Barnes used the most recently available data from SNL Financial and pricing data as of April 20, 2007. The following table sets forth the comparative financial and market data:

	Prosperity		Peer Group Median
Total Assets (in millions)	$6,326.7		$2,870.4
Equity/Assets	16.86%		8.35%
Loans/Deposits	65.90%		72.03%
Loan Loss Reserve/Loans	1.12%		1.17%
Return on Average Assets	1.43%		1.10%
Return on Average Equity	9.67%		13.63%
Nonperforming Assets/Assets	0.06%		0.37%
Efficiency Ratio	41.88%		63.70%
Price/Book Value Per Share	1.41	x	2.15	x
Price/Tangible Book Value Per Share	5.48	x	2.75	x
Price/Last 12 Months’ Earnings Per Share	17.5	x	17.1	x

Stock Trading History. Howe Barnes reviewed the closing per share market prices and volumes for Prosperity common stock, which is listed for trading on NASDAQ, on a daily basis from April 20, 2006 to April 20, 2007.

For the period from April 20, 2006 to April 20, 2007, the price of Prosperity common stock ranged from a low of $30.15 to a high of $37.11. The average closing price for the period was $34.17, the closing price on April 20, 2007 was $34.44 per share and the average daily trading volume for Prosperity was 190,115 shares.

Howe Barnes compared the stock price performance for Prosperity to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index and the median performance of publicly traded banking organizations located in the Southwest (Source: SNL Financial).

	Beginning Index Value April 20, 2006	Ending Index Value April 20, 2007
Prosperity	100.00%	112.55%
SNL Southwestern Banks	100.00%	102.64%
Nasdaq Bank Index	100.00%	100.61%
S&P 500 Index	100.00%	113.18%

Analysis of Selected Bank Merger Transactions. Howe Barnes reviewed certain publicly available information regarding 30 selected merger and acquisition transactions (Comparable Transactions) announced from January 1, 2005 to April 20, 2007 involving Texas banking organizations with total assets between $10 million and $200 million that were not located in major metropolitan markets. This data was obtained from SNL Financial. The transactions included in the group were (survivor/acquired entity):

•	Franklin Bank Corp. / Elgin Bank of Texas

•	Independent Bank Group Central Texas / First FSB Bancshares, Inc.

•	Greater Southwest Bancshares, Inc. / Bank of Vernon

•	INB Financial Corporation / Weslaco Bancshares, Incorporated

•	Central Community Corporation / First National Bank of Hamilton

•	South Texas Bancshares, Inc. / Caprock Bancshares, Incorporated

•	American State Financial Corporation / Cisco Bancshares, Inc.

•	FC Holdings Incorporated / Bosque Corporation

•	FC Holdings Incorporated / Lake Area National Bank

•	First Financial Bankshares, Inc. / Bridgeport Financial Corporation

•	ST Banc Corporation / South Texas Bancorp, Inc.

•	FVNB Corp. / Planters & Merchants Bancshares

•	Patriot Bancshares, Inc. / Quadco Bancshares, Inc.

•	Prosperity Bancshares, Inc. / Grapeland Bancshares, Inc.

•	FirstPerryton Bancorp, Inc. / Amarillo Western Bancshares, Inc.

•	Mesquite Financial Services, Inc. / Nichols Bancshares, Incorporated

•	Texas Independent Bancshares, Inc. / Southeast Bancorp of Texas, Inc.

•	Southwest Bancorp, Inc. / McMullen Bank

•	Comanche National Corporation / First National Bank of Santo

•	VB Texas, Inc. / Community State Bank

•	Briscoe Ranch Incorporated / Bank of Frio Canyon

•	Plains Bancorp, Inc. / First National Bank of Lamesa

•	BT Holdings, Inc. / Quitman Bancorporation, Inc.

•	Highlands Bancshares, Inc. / First Jacksboro Bancshares, Inc.

•	Family Bancorp, Inc. / First National Bank of Refugio

•	International Bancshares Corporation / Southwest First Community, Inc.

•	First Bank Lubbock Bancshares, Inc. / Wilson Bancshares, Inc.

•	Investor group / County Bancshares, Incorporated

•	Investor group / First State Bank

•	Industry Bancshares, Inc. / Community Bancorporation, Inc.

Howe Barnes reviewed the multiples of transaction value to stated book value, transaction value to tangible book, transaction value to 2006 earnings, transaction value to assets and tangible book premium to core deposits and calculated high, low, mean and median multiples for the Comparable Transactions. The median multiples were then applied to the Bank’s balance sheet information as of December 31, 2006 and 2006 earnings to derive an imputed range of values of the Bank’s common stock. The following table sets forth the median multiples as well as the imputed values based upon those median multiples:

	Comparable Transaction Median Multiple	Implied Value Per Share
Transaction Value/Book Value	1.89x	$99.50
Transaction Value/Tangible Book Value	1.92x	$101.08
Transaction Value/2006 Earnings	20.95x	$142.82
Transaction Value/Assets	17.27%	$76.78
Tangible Premium/ 9/30/06 Core Deposits	10.85%	$86.69

The transaction value of $104.19 per share falls within the range of implied values computed in using the Comparable Transactions, which supports the fairness of the transaction.

No company or transaction used as a comparison in the above analysis is identical to Prosperity, the Bank or the merger. Accordingly, an analysis of these results is not strictly mathematical. An analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of the Bank and the companies included in the Comparable Transactions.

Present Value Analysis. Howe Barnes calculated the present value of theoretical future earnings of the Bank and compared the transaction value to the calculated present value of the Bank’s stock on a stand-alone basis. Based on projected earnings for the Bank for 2007 through 2011, discount rates ranging from 10% to 18%, and including a residual value, the stand-alone present value of the Bank ranged from $39.15 per share to $83.55 per share. The transaction value of $104.19 per share falls above this range of values.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Howe Barnes estimated the net present value of the future streams of after-tax cash flow that the Bank could produce to benefit a potential acquiror, referred to as dividendable net income, and added a terminal value. Based on projected earnings for the Bank for 2007 through 2011, Howe Barnes calculated assumed after-tax distributions to a potential acquiror such that its tier 1 leverage ratio would be maintained at 7.00%. The terminal values for the Bank were calculated based on the Bank’s projected 2011 equity and earnings, the median price to book and price to earnings multiples paid in the Comparable Transactions and utilized a discount rate of 12%. This discounted cash flow analysis indicated implied values of $74.57 per share and $101.19 per share. The transaction value of $104.19 per share is above this range of values.

Pro Forma Merger Analysis. Howe Barnes performed pro forma merger analyses to calculate the financial implications of the merger to the Bank shareholders. This analysis assumes, among other things, the terms of the transaction as indicated above, that the merger closes at September 30, 2007 and cost savings and revenue enhancement opportunities equaling approximately 25% of the Bank’s 2006 overhead expenses. This analysis utilized the First Call consensus earnings per share estimates for 2007 and 2008 for Prosperity. This analysis indicated that the merger would be approximately 8% accretive to the Bank’s projected earnings per share in 2007 and 21% accretive in 2008.

Howe Barnes has previously provided investment banking and financial advisory services to the Bank and Prosperity for which it received compensation. Howe Barnes provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of Prosperity for its own account and for the accounts of customers.

Pursuant to the terms of an engagement letter with the Bank, Howe Barnes will receive a fee from the Bank equal to 1% of the total merger consideration. In addition, the Bank has agreed to indemnify Howe Barnes against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

Exchange of Bank Stock Certificates

If you are a shareholder of the Bank, as soon as practicable after the effective time of the merger, Prosperity’s transfer and exchange agent, Computershare Investor Services, will mail a letter of transmittal and instructions to you for use in surrendering your Bank stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Prosperity will promptly cancel the surrendered Bank stock certificates and deliver to you the number of shares of Prosperity common stock and cash to which you are entitled under the reorganization agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, each outstanding Bank stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement. With respect to any Bank stock certificate that has been lost, stolen or destroyed, Prosperity will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Prosperity’s standard policy, and evidence reasonably satisfactory to Prosperity of ownership of the shares in question. After the effective time of the merger, the Bank’s transfer books will be closed and no transfer of the shares of Bank stock outstanding immediately prior to the effective time will be made on Prosperity’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Prosperity’s shareholders the number of whole shares of Prosperity common stock into which your shares of the Bank are converted, regardless of whether you have exchanged your Bank stock certificates for Prosperity stock certificates. Whenever Prosperity declares a dividend or other distribution on the Prosperity common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of Prosperity common stock issuable pursuant to the reorganization agreement. However, no dividend or other distribution payable to the holders of record of Prosperity common stock will be delivered to you until you surrender your Bank stock certificate for exchange as described above. Upon surrender of your Bank stock certificate, the certificate representing the Prosperity common stock into which your shares of Bank stock have been converted, together with your share of the cash portion of the merger consideration, any cash in lieu of any fractional share of Prosperity common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Texas Department of Banking. If the shareholders of the Bank approve the reorganization agreement and proposed merger at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the third quarter of 2007, although delays could occur.

We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the reorganization agreement to and including the closing date, the Bank shall:

•

conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

•

use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents, and preserve its relationships and goodwill with customers and advantageous business relationships;

•

promptly give written notice to Prosperity of (a) any material changes in its business, operations or prospects, (b) any complaints, investigations or hearings (or communications indicating the same may be contemplated) of any regulatory authority, (c) the institution or threat of any material litigation against the Bank or (d) any event or condition that would reasonably be expected to cause any of the representations or warranties of the Bank in the reorganization agreement to be materially untrue or cause a material adverse effect on the Bank; and

•

except as required by law or regulation or expressly permitted by the reorganization agreement, take no action which would adversely affect or delay the ability of the Bank or Prosperity to obtain any required regulatory or other approvals required for the consummation of the merger or to perform its obligations and agreements under the reorganization agreement.

From the date of the reorganization agreement to and including the closing date, unless otherwise required by law or regulation, permitted by the reorganization agreement, or unless Prosperity otherwise consents in writing (which consent shall not be unreasonably withheld), the Bank shall not:

•	adjust, split, combine or reclassify any of the Bank common stock or other capital stock of the Bank;

•

make, acquire, modify or renew or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit to any borrower that (1) would be a material violation of policies and procedures in effect as of the date of the reorganization agreement, (2) would not be in the ordinary course of business consistent with past practices and prudent banking principals or (3) would be in excess of $50,000 (except pursuant to commitments made prior to the date of the reorganization agreement and not covered by items (1) or (2), or loans fully secured by a certificate of deposit at the Bank);

•

issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, options or warrants to acquire, or any securities convertible into, any shares of its capital stock;

•	grant any stock appreciation rights, restricted stock, stock options or other form of incentive compensation;

•	open, close or relocate any branch office, or acquire or sell or agree to acquire or sell any branch office or any deposit liabilities;

•

enter into, amend or terminate certain agreements specified in the reorganization agreement or any other material agreement, or acquire or dispose of any material amount of assets or liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and prudent banking practices;

•

grant any retention, severance or termination pay to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of the Bank, either individually or as part of a class of similarly situated persons except as reflected in a disclosure schedule;

•

increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies in effect as of the date of the reorganization agreement, or pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

•

declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of the Bank common stock, including the declaration or payment of any dividend during fiscal 2007, or, directly or indirectly, purchase, redeem or otherwise acquire any shares of Bank common stock;

•	make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

•	sell, transfer, convey, mortgage, encumber or otherwise dispose of any material properties or assets (including other real estate owned) or interest therein;

•	foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Prosperity of a Phase I environmental review thereof;

•	increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with the Bank’s past practices and prudent banking practices;

•	charge-off any loan or other extension of credit prior to review and approval by Prosperity of the amount of such charge-off (which approval shall not be unreasonably withheld);

•	establish any new subsidiary or affiliate or enter into any new line of business;

•

materially deviate from policies and procedures existing as of the date of the reorganization agreement with respect to (1) classification of assets, (2) the allowance for loan losses and (3) accrual of interest on assets, except as otherwise required by the provisions of the reorganization agreement, applicable law or regulation or any governmental authority;

•	amend or change any provision of the Bank’s articles of association or bylaws or the governing documents of the Bank;

•	make any capital expenditure, except pursuant to commitments made prior to the date of the reorganization agreement or as reflected in a disclosure schedule;

•	excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including FHLB advances;

•	prepay any indebtedness or other similar arrangements so as to cause the Bank to incur any prepayment penalty thereunder;

•

except pursuant to contracts or agreements in force at the date of or permitted by the reorganization agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

•	voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

•	settle any claim, action or proceedings involving payment by it of money damages or impose any material restriction on the operations of the Bank; or

•

restructure or materially change its investment securities portfolio or its interest rate risk position from that as of December 31, 2006, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

We refer you to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus, for additional restrictions on the conduct of the business of the Bank pending the merger.

No Solicitation

In addition to the restrictions on the Bank outlined above, so long as the reorganization agreement is in effect, the Bank has agreed not to take any of the following actions and has agreed to use its best efforts to cause its directors, officers, employees, agents and represenatives not to:

•	entertain, solicit or encourage any inquiries with respect to any merger or other acquisition proposal; or

•	provide any information to or negotiate with any other party in furtherance of any merger or other acquisition proposal.

Conditions to Completion of the Merger

The reorganization agreement contains a number of conditions to the obligations of Prosperity and the Bank to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the reorganization agreement by the holders of at least two-thirds of the outstanding shares of Bank common stock;

•	receipt of all required regulatory approvals of the merger in a manner that does not impose any restrictions on the operations of Prosperity which are unacceptable to Prosperity;

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective and no stop order suspending its effectiveness shall be in effect and no proceedings for that purpose shall have been initiated and continuing or threatened by the Securities and Exchange Commission;

•	the shares of Prosperity common stock to be issued to Bank shareholders shall have been authorized for listing on the Nasdaq Global Select Market;

•

the other party’s representations and warranties being true in all material respects as of the date of the reorganization agreement and as of the date of the closing and receipt of a certificate signed by an appropriate representative of the other party to that effect;

•	the absence of a material adverse change in the assets, properties, business or financial condition of either party;

•

the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with prior to the effective date of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect; and

•	receipt by each party of an opinion of such party’s counsel to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

In addition to the conditions listed above, Prosperity’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•

each of the directors and officers (with a title of Vice President or above) of the Bank must have executed an agreement releasing the Bank from any and all claims of such directors and officers, subject to certain limited exceptions (Director/Officer Release);

•	the Bank must have executed an agreement releasing each director and officer who executed a Director/Officer Release from any and all claims of the Bank, subject to certain limited exceptions;

•

the change in control employment agreement between the Bank and Michael E. Harris must have been terminated and Mr. Harris must have executed a termination and release agreement with respect to such change in control employment agreement;

•

the salary continuation agreement between the Bank and Michael E. Harris must have been terminated, the Bank must have paid Mr. Harris the amount that would have been owed under such agreement and Mr. Harris must have executed a termination and release agreement with respect to the termination of the salary continuation agreement;

•	Michael E. Harris shall have entered into a two-year employment and non-competition agreement with Prosperity Bank;

•	each of the directors of the Bank shall have entered into a non-competition agreement with Prosperity Bank; and

•	the Bank’s reserve for loan losses as of the last day of the calendar month immediately preceding the effective time of the merger must be at a level equal to at least 2.0% of total loans.

Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition.

Additional Agreements

In addition to the agreements described above, each party has agreed in the reorganization agreement to take certain other actions, including:

•

we each agreed to take all reasonable actions to aid and assist in the consummation of the merger and use our best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by the reorganization agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from all regulatory authorities having jurisdiction over the transactions contemplated by the reorganization agreement;

•

the Bank agreed, to the extent permitted by law, to provide Prosperity all information concerning the Bank required for inclusion in this proxy statement/prospectus, or any other application, filing, statement or document to be made or filed in connection with the merger and the other transactions contemplated by the reorganization agreement;

•

we each agreed to give the other party access to all of our properties, books and records and to provide additional financial and operating data and other information about our business and properties;

•

we each agreed that neither party will, directly or indirectly, before or after the consummation of the merger or termination of the reorganization agreement, disclose any confidential information other than in connection with the regulatory notice and application process, or use such confidential information for its own purposes or for the benefit of any person, firm, corporation, association or other entity under any circumstances;

•

we each agreed that neither party will issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by the reorganization agreement without the consent of the other party except as required by applicable law or in connection with the regulatory approval process;

•

the Bank agreed and agreed to use its best efforts to cause its directors, officers, employees, agents and representatives, from the date of the reorganization agreement through the effective time of the merger (or the earlier termination of the reorganization agreement), not to entertain, solicit or encourage any inquiries, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition or sale of all or substantially all of the assets or any shares of capital stock of the Bank;

•

the Bank agreed that it will use its best efforts to provide, for a period of at least three years after the effective time of the merger, past acts insurance for no less than the four-year period immediately preceding the effective time of the merger under its (1) current directors’ and officers’ insurance policy, (2) employment practices liability insurance (or comparable coverage) and (3) bankers blanket bond (or comparable coverage) for each director and officer of the Bank currently covered under comparable policies held by the Bank;

•

the Bank agreed to execute and deliver such instruments and take such actions as Prosperity may reasonably require to cause the amendment or termination of any of the Bank’s employee benefit plans and Prosperity agreed that the Bank employees who continue their employment after the closing of the reorganization agreement will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Prosperity and Prosperity Bank, such employees will be entitled to credit prior service with the Bank, and Prosperity will take all necessary acts to facilitate such coverage, including, without limitation, waiving any eligibility waiting periods and pre-existing condition exclusions, subject to the provisions set forth in the reorganization agreement;

•

the Bank agreed to allow Prosperity to designate two representatives who will be invited to attend the board of directors and the loan and discount and asset liability management committee meetings of the Bank held prior to completion of the merger. Such representatives will have no voting rights and may be excluded from certain sessions;

•

the Bank agreed to use its reasonable best efforts to cause each director and officer and other person of the Bank designated as an affiliate of the Bank to deliver to Prosperity an executed copy of an affiliate letter;

•

the Bank agreed to deliver to Prosperity, contemporaneously with the execution of the reorganization agreement, (1) an agreement executed by each of the directors and officers (with a title of Vice President or above) of the Bank releasing the Bank from any and all claims of such director and officer (Director/Officer Release) and (2) an agreement executed by the Bank releasing each of the directors and officers who execute a Director/Officer Release, releasing such individuals from any and all claims of the Bank, with each such agreement subject to certain limited exceptions;

•

the Bank agreed to deliver to Prosperity, contemporaneously with the execution of the reorganization agreement, an employment and non-competition agreement executed by Michael E. Harris, to be effective as of the effective time of the merger;

•	the Bank agreed to deliver to Prosperity, contemporaneously with the execution of the reorganization agreement, a non-competition agreement executed by each of the directors of the Bank;

•

the Bank agreed to make such accounting entries consistent with GAAP as Prosperity may reasonably request in order to conform the accounting records of the Bank to the accounting policies and practices of Prosperity;

•

the Bank agreed to use its reasonable best efforts to obtain all consents, approvals, authorizations, waivers or similar affirmations necessary to transfer and assign all right, title and interest of the Bank and its subsidiaries in leased premises to Prosperity and to permit the use and operation of the leased premises of the Bank by Prosperity;

•

the Bank agreed to use its best efforts to maintain its allowance for loan losses at a level equal to at least 2.0% of total loans and, if the allowance for loan losses is less than 2.0% of total loans on the business day immediately prior to the closing date, the Bank will take all action necessary to increase the allowance for loan losses to an amount equal to 2.0% of total loans on that date;

•

the Bank agreed to use its best efforts to obtain from each shareholder who is a party to the Shareholders Buy and Sell Agreement dated as of May 9, 1983, and to deliver to Prosperity no later than ten (10) days prior to the special meeting, an executed counterpart to a termination agreement, in form and substance satisfactory to Prosperity, that provides for the termination of the Bank shareholder agreement;

•	Prosperity agreed to prepare and file a registration statement with the SEC and use its best efforts to cause the registration statement to become effective;

•

Prosperity agreed to file all notices and applications for all regulatory approvals required to be obtained by Prosperity or Prosperity Bank in connection with the reorganization agreement and to provide the Bank copies of such filings for which confidential treatment has not been requested;

•

Prosperity agreed to file all documents required to be filed to have the shares of the Prosperity common stock to be issued pursuant to the reorganization agreement included for listing on Nasdaq and use its best efforts to effect said listing; and

•

Prosperity agreed that for a period of at least two years following the date of the reorganization agreement to use its reasonable best efforts to file in a timely manner all reports with the SEC required to be filed by Prosperity pursuant to Section 13 and Section 15(d) of the Securities Exchange Act.

Representations and Warranties of the Bank and Prosperity

In the reorganization agreement, the Bank has made representations and warranties to Prosperity, and Prosperity has made representations and warranties to the Bank. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the reorganization agreement and to complete the transactions contemplated by the reorganization agreement;

•	the absence of conflicts between the execution of the reorganization agreement and completion of the transactions contemplated by the reorganization agreement and certain other agreements;

•	capitalization;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	compliance with applicable laws and regulatory filings;

•	the absence of certain changes and events; and

•	the accuracy of information to be supplied for inclusion in state and federal reports and filings.

The Bank also has made additional representations and warranties to Prosperity with respect to (among other things):

•	its investments;

•	its loan portfolio and allowance for loan losses;

•	the existence of certain loan agreements and related matters;

•	its real property and leases;

•	its personal property;

•	its compliance with environmental laws;

•	its payment of taxes and filing of tax returns;

•	the existence of certain contracts and commitments;

•	its insurance coverage;

•	employment relations;

•	its employee benefit plans;

•	its deferred compensation arrangements;

•	its brokers or finders fees;

•	its accounting controls;

•	the absence of derivative contracts;

•	its deposit accounts;

•	its compliance with the Community Reinvestment Act;

•	its intellectual property rights;

•	its compliance with the Bank Secrecy Act and USA PATRIOT Act;

•	its shareholders list;

•	its receipt of a fairness opinion; and

•	its performance of its fiduciary responsibilities.

Prosperity has also made additional representations and warranties to the Bank with respect to (among other things) its compliance with its SEC reporting obligations and the accuracy of such reports.

Financial Interests of Directors and Officers of the Bank in the Merger

In considering the recommendation of the board of directors of the Bank to vote for the proposal to approve the reorganization agreement, you should be aware that certain directors and officers of the Bank have interests in the merger that are in addition to, or different from, their interests as shareholders of the Bank. The board of the Bank was aware of these interests and considered them in approving the reorganization agreement. These interests include:

•

Employment Agreement. Prosperity’s obligation to consummate the merger is subject to Michael E. Harris entering into an employment and non-competition agreement with Prosperity Bank prior to the completion of the merger. On May 1, 2007, Mr. Harris entered into such an agreement with Prosperity Bank, which will be effective at the effective time of the merger. The agreement with Mr. Harris is for an initial term of two years and entitles him to a base annual salary of $120,000, a bonus of at least $10,000 payable on December 31, 2007, eligibility for future bonuses, plus reimbursement of certain business expenses and participation in certain employee benefit plans and stock based compensation programs. The agreement with Mr. Harris also entitles him to receive payment of his base salary for the remainder of the initial term of the agreement upon the termination of his employment with Prosperity Bank for any reason other than for cause, or as a result of his death or disability (as defined in the agreement).

The agreement with Mr. Harris also contains non-competition and non-solicitation obligations which preclude him from (1) competing or engaging anywhere in Navasota, Texas and the fifty (50) mile radius surrounding Navasota, Texas (the Market Area), in a business similar to that of Prosperity Bank, (2) investing or controlling any entity engaged in a business similar to that of Prosperity Bank within the Market Area, (3) soliciting competing business from customers of Prosperity Bank or (4) soliciting employees from Prosperity Bank, for the twelve months following the termination of Mr. Harris’ employment by Mr. Harris, by Prosperity Bank for cause (as defined in the agreement) or as a result of disability. If Mr. Harris’ employment is terminated by Prosperity Bank without cause, Mr. Harris is not bound by the non-competition and non-solicitation obligations.

•

Insurance. The Bank agreed that it will use its best efforts to provide for a period of not less than three years after completion of the merger (1) past acts insurance under its current directors and officers insurance policy coverage (or comparable coverage), (2) employment practices liability coverage providing prior acts insurance and (3) past acts coverage under its current bankers blanket bond (or comparable coverage) for each director and officer of the Bank currently covered under the comparable policies maintained by the Bank.

Amendment or Waiver of the Reorganization Agreement

No termination, cancellation, modification, amendment, deletion, addition or other change in the reorganization agreement, or any provision thereof, or waiver of any right or remedy therein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination of the Reorganization Agreement

The reorganization agreement may be terminated in the following manner:

By Mutual Consent. The reorganization agreement may be terminated and the merger abandoned at any time upon the mutual consent of Prosperity and the Bank and the approval of such action by the respective boards of directors.

By Either Party. The reorganization agreement may be terminated and the merger abandoned at any time prior to the effective date by either Prosperity or the Bank if:

•	the merger has not been completed by August 29, 2007 (unless regulatory approval has not been received or the registration statement has not been declared effective by such date, in which case this deadline will be extended to September 28, 2007) and the party exercising its termination right is not then in default under the reorganization agreement if the default has been the cause of or resulted in the failure to complete the merger;

•

any court of competent jurisdiction in the United States of other United States governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the reorganization agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•	the approval of the reorganization agreement by the shareholders of the Bank is not obtained;

•	any of the conditions to the obligations of Prosperity or the obligations of the Bank, respectively, have not been met or waived by the party entitled to such benefit; or

•

the other party materially breaches its representations and warranties or any covenant or agreement contained in the reorganization agreement and such breach has not been cured within the required time limit.

By the Bank. The Bank may terminate the reorganization agreement if the average per share closing price for the Prosperity common stock for the 20 consecutive trading days ending on and including the tenth trading day (price measurement period) prior to completion of the merger is less than $29.16 per share; provided, however, that Prosperity has the right, but not the obligation, to nullify any exercise by the Bank of this termination right by (1) increasing the exchange ratio, (2) increasing the per share cash consideration or (3) a combination of increasing the exchange ratio and increasing the per share cash consideration, so that as a result of such adjustments the total merger consideration would be no less than $15,957,515.

In the event the Bank desires to terminate the reorganization agreement as provided in the preceding paragraph, it must notify Prosperity in writing of its intent to terminate during the five-day period following the price measurement period.

By Prosperity. Prosperity has the right to terminate the reorganization agreement on or prior to July 30, 2007 if the results on any environmental inspections or surveys of the properties of the Bank identify certain violations or potential violations of environmental laws or would require certain remedial or clean up action under environmental laws that would have a material adverse effect on the financial condition of the Bank.

Remedies. In the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Expenses

The Bank and Prosperity will each pay their respective expenses incurred in connection with the preparation and performance of their respective obligations under the reorganization agreement, whether or not the transactions provided for in the reorganization agreement are consummated, including, but not limited to, fees and expenses of their own counsel, financial or other consultants, investment bankers and accountants, and filing, registration, application and printing fees. Similarly, each of the Bank and Prosperity agreed to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with the merger other than one based on communications between the party and the claimant seeking indemnification.

Nasdaq Stock Market Listing

Prosperity has agreed to file all documents required to be filed to have the shares of Prosperity common stock to be issued pursuant to the reorganization agreement approved for quotation on the Nasdaq Global Select Market and to use its reasonable best efforts to effect such listing. The obligations of the parties to complete the merger are subject to approval for quotation of such shares on the Nasdaq Global Select Market.

Material Federal Income Tax Consequences

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Bank common stock for Prosperity common stock pursuant to the merger. This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Bank common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities , pass-through entities or investors in such entities, holders who acquired their shares of Bank stock pursuant to the exercise of an employee stock option or right, pursuant to a tax qualified retirement plan or otherwise as compensation and holders who hold Bank stock as part of a “hedge,” “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Bank stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

The obligations of the parties to complete the merger are conditioned upon the receipt by Prosperity of an opinion of counsel from Bracewell & Giuliani LLP and the receipt by the Bank of an opinion of counsel from Larry E. Temple, in each case that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4, of which this proxy statement/prospectus forms a part. It is a condition to completion of the merger that each of Prosperity and the Bank receive an updated opinion of Bracewell & Giuliani LLP and Larry E. Temple, respectively. The conditions relating to receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, the Bank would re-solicit the approval of its shareholders prior to completing the merger.

Bracewell & Giuliani LLP has rendered its tax opinion to Prosperity and Larry E. Temple has rendered his tax opinion to the Bank, each subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinions which are consistent with the state of facts existing at the effective time of the merger. In rendering their tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Prosperity and the Bank, reasonably satisfactory in form and substance to each such counsel. The opinions represent counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

Subject to the limitations and qualifications referred to herein and assuming that the merger will be completed as described in the reorganization agreement and this proxy statement/prospectus and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material United States federal income tax consequences to Bank shareholders:

•

as a result of receiving a combination of Prosperity common stock and cash in exchange for stock of the Bank, a Bank shareholder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the merger;

•

the amount of gain a Bank shareholder “realizes” will equal the amount by which (1) the cash plus the fair market value at the effective time of the merger of the Prosperity common stock received exceeds (2) the shareholder’s tax basis in Bank stock surrendered in the merger;

•

a shareholder’s aggregate tax basis in the shares of Prosperity common stock received pursuant to the merger will be equal to the aggregate tax basis of the shares of Bank stock surrendered in exchange therefor, increased by the amount of gain recognized in the merger and reduced by the amount of cash received in respect thereof; and

•	the holding period of the Prosperity stock common received by Bank shareholders in the merger will include the holding period of the shares of Bank stock surrendered in exchange therefor.

In certain circumstances, a Bank shareholder may receive dividend, rather than capital gain, treatment on all or a portion of the gain recognized in the merger if the receipt of the cash portion of the merger consideration “has the effect of the distribution of a dividend under the principles of Section 302 of the Internal Revenue Code.” The determination of whether a cash payment has such effect is based on a comparison of the Bank shareholder’s proportionate interest in Prosperity after the merger with the proportionate interest the Bank shareholder would have had if the shareholder had received solely Prosperity common stock in the merger. For purposes of this comparison, the Bank shareholder may constructively own shares of Prosperity common stock held by certain members of the Bank shareholder’s family or certain entities in which the Bank shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the Bank shareholder’s shares of Prosperity common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of the Bank at the effective time of the merger. Any gain recognized that is not treated as a dividend will be treated as a capital gain, provided that the Bank shareholder’s stock was held as a capital asset at the effective time of the merger. Capital gain or loss recognized by a Bank shareholder in the merger will be long-term capital gain or loss if the holding period of the shares of Bank common stock exceeds one year at the completion of the merger. The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Bank shareholder. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over the corporate affairs would result in capital gain (as opposed to dividend) treatment. Bank shareholders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

A shareholder who receives cash in lieu of a fractional share of Prosperity common stock in the merger will be treated for United States federal income tax purposes as if the fractional share of Prosperity common stock had been received and then redeemed for cash by Prosperity. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Prosperity common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code, described above.

A shareholder who receives cash for his Bank stock because he exercised his dissenter’s rights will be treated for United States federal income tax purposes as if the Prosperity common stock had been received and then redeemed for cash by Prosperity. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis in the Prosperity common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code, described above.

Capital gain or loss recognized by a Bank shareholder on the share exchange will be long-term capital gain or loss if the holding period of Bank stock exceeds one year at the time of the exchange. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. Subject to certain exceptions, taxable dividends received by non-corporate shareholders (including individuals) generally are taxed at the same preferential rates that apply to long-term capital gain. Any dividend not eligible for such preferential rates for individuals is currently taxed at the maximum rate of 35%.

Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Bank shareholder is entitled pursuant to the merger, unless the shareholder provides the appropriate form. A shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

A Bank shareholder who receives Prosperity common stock and cash as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such shareholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Bank shareholder in light of such shareholder’s particular circumstances. You are urged to consult your own tax advisor as to the particular tax consequences to you of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, the Bank’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Prosperity. Any difference between the purchase price for the Bank and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Prosperity in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Prosperity issued after the merger will reflect the results attributable to the acquired operations of the Bank beginning on the date of completion of the merger.

Restrictions on Resales of Prosperity Common Stock

Prosperity common stock to be issued in the merger will be registered under the Securities Act of 1933. Therefore, the Prosperity common stock to be issued to the shareholders of the Bank in the merger will be freely transferable by Bank shareholders who are not considered to be “affiliates” of either of Prosperity or the Bank. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with either of the Bank at the time of the Bank special meeting or Prosperity at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of either entity.

If you are considered an affiliate of the Bank or become an affiliate of Prosperity after the merger, you may resell the shares of Prosperity common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of the Bank at the time of the special meeting who are not affiliates of Prosperity at or following the effective time of the merger may publicly resell the Prosperity common stock they receive in the merger but only within certain limitations as to the number of shares of Prosperity common stock they can sell in any three-month period and as to the manner of sale. After a one-year period following completion of the merger, affiliates of the Bank who are not affiliates of Prosperity may resell their shares without restriction. Prosperity must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934 in order for affiliates to resell, under Rule 145, shares of Prosperity common stock received in the merger. Prosperity is not obligated and does not intend to register for resale the shares issued to affiliates of the Bank.

Pursuant to the reorganization agreement, the Bank has agreed to use its reasonable best efforts to cause each affiliate of the Bank to sign a written agreement to the effect that he will not offer or sell or otherwise dispose of any of the shares of Prosperity common stock issued to him in the merger in violation of the Securities Act of 1933. Pursuant to these agreements, Prosperity will use its reasonable best efforts to continue to satisfy its reporting requirements under the Securities Exchange Act in order to satisfy the public information provisions required to be met for affiliates to resell shares of Prosperity common stock pursuant to Rule 145 of the Securities Act.

Management of Prosperity After the Merger

After completion of the merger, Prosperity’s board of directors will consist of all of its current directors.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities required to complete the merger of the Bank into Prosperity Bank, except to the extent that a regulatory agency may waive any such requirement. These approvals include approval from the Federal Deposit Insurance Corporation and the Texas Department of Banking. The merger cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Prosperity has filed applications to obtain the requisite regulatory approvals. We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

Prosperity and the Bank are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this document. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

Federal Deposit Insurance Corporation. Under the reorganization agreement, the Bank will merge with and into Prosperity Bank. The merger is subject to the prior approval of the Federal Deposit Insurance Corporation, under the Bank Merger Act. The FDIC may not approve the merger if (1) it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (2) the effect of the merger, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless the FDIC finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In addition, among other things, the FDIC must consider (1) the financial and managerial resources and future prospects of the banks concerned, (2) the convenience and needs of the communities to be served, (3) the effectiveness of the merger parties in combating money laundering activities and (4) the record of performance of each applicant bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such bank.

Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing. If approved by the FDIC, the transaction is subject to a waiting period ranging from 15 to 30 days after the date of such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the U.S. Department of Justice could analyze the merger’s effect on competition differently than the FDIC, and thus it is possible that the U.S. Department of Justice could reach a different conclusion than the FDIC regarding the merger’s effects on competition. A determination by the U.S. Department of Justice not to object to the merger does not prevent the filing of antitrust actions by private persons or state attorneys general.

State Approvals and Notices. The merger is also subject to the prior approval of the Texas Department of Banking.

Dissenters’ Rights of Bank Shareholders

General. Under national banking laws, Bank shareholders have the right to dissent from the merger and to obtain payment of the value of their shares of Bank common stock in the event the merger is completed. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of 12 U.S.C. Section 214a of the National Bank Act, which is attached to this proxy statement/prospectus as Appendix C, and consult with your legal counsel before electing or attempting to exercise these rights. A discussion of the provisions of the statute is included here. The discussion describes the steps that you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law. You should send or deliver any written notice or demand required concerning your exercise of dissenters’ rights to the attention of Prosperity Bancshares, Inc., Corporate Secretary, 4295 San Felipe, Houston, Texas 77027.

How to Be Eligible For Dissenters’ Rights. To be eligible for dissenters’ rights, you must either vote against the merger, or give written notice of your intention to claim dissenters’ rights at or prior to the Bank special meeting, to the Bank and/or the presiding officer of the special meeting.

Notice to Demand Payment. If the merger is consummated, within 30 days after the effective date of the merger, a shareholder eligible to exercise his dissenters’ rights must confirm in writing his dissent to the transaction and surrender his stock certificates representing Bank common stock to Prosperity Bank at the address listed above.

Failure to Comply with Notice to Demand Payment. You must take each step in the indicated order and in strict compliance with the statute to keep your dissenters’ rights. If you fail to follow the steps, you will lose the right to dissent and you will receive the merger consideration described in this document for each share of Bank common stock that you hold.

How the Value of Shares is Determined. The value of the shares of any dissenting shareholder will be determined, as of the date of the Bank special meeting, by an appraisal made by a committee of three persons. The committee will consist of one person selected by the vote of the holders of the majority of the shares whose owners are entitled to payment as a dissenter, one person selected by the board of directors of the Bank and one person selected by the two so selected. The valuation agreed upon by any two of the three appraisers will govern.

If the value so fixed is not satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Office of the Comptroller for the Currency (OCC). The OCC is required to cause a reappraisal to be made, which will be final and binding (subject to judicial review in certain circumstances). If, for any reason, one or more of the appraisers is not selected as provided above within 90 days from the effective date of the merger, or if the appraisers fail to determine the value of such shares within the 90 days, the OCC is required, upon written request of any interested party, to cause an appraisal to be made that will be final and binding on all parties (subject to judicial review in certain circumstances). The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, will be paid by Prosperity. The ascertained value of the shares will be paid promptly to the dissenting shareholders. For more information regarding the OCC’s stock appraisal process, shareholders may contact the Office of the Comptroller for the Currency, Corporate Activity Division, 250 E Street, S.W., Washington, D.C. 20219 (Telephone: (202) 874-5000).

A shareholder will not be permitted to split his or her vote; if a shareholder intends to vote, he or she must vote all of his or her shares either for or against the merger. The discussion in this section is only a summary of the rights and obligations of dissenting shareholders and is qualified in its entirety by reference to the applicable provisions of 12 U.S.C. Section 214a, which is attached hereto as Appendix C.

Income Tax Consequences. See “Proposal to Approve the Reorganization Agreement—Material Federal Income Tax Consequences” on page 44 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN 12 U.S.C. SECTION 214a, REGARDING DISSENTERS’ RIGHTS WILL CONSTITUTE A WAIVER OF APPRAISAL RIGHTS. SHAREHOLDERS MAY WISH TO CONSULT INDEPENDENT COUNSEL BEFORE EXERCISING DISSENTERS’ RIGHTS.

COMPARISON OF RIGHTS OF SHAREHOLDERS

OF THE BANK AND PROSPERITY

The rights of shareholders of the Bank under the articles of association and bylaws of the Bank will differ in some respects from the rights that shareholders of the Bank will have as shareholders of Prosperity under the articles of incorporation and bylaws of Prosperity. Copies of Prosperity’s articles of incorporation and bylaws have been previously filed by Prosperity with the Securities and Exchange Commission. Copies of the Bank’s articles of association and bylaws are available upon written request from the Bank.

Certain differences between the provisions contained in the articles of association and bylaws of the Bank, and the articles of incorporation and bylaws of Prosperity, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to the law of the United States and the articles of association and bylaws of the Bank, and Texas law and the articles of incorporation and bylaws of Prosperity.

Summary of Material Differences Between Current Rights of

Shareholders of the Bank and Rights Those Persons

Will Have as Shareholders of Prosperity Following the Merger

	Bank	Prosperity
Capitalization:	The articles of association of the Bank authorize the issuance of 172,500 shares of common stock, par value $5.00 per share.	The articles of incorporation of Prosperity authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, and up to 20,000,000 shares of preferred stock, par value $1.00 per share.

Corporate Governance:	The rights of the Bank shareholders are currently governed by the National Bank Act and the articles of association and bylaws of the Bank. Following the completion of the merger, the rights of Bank shareholders who become Prosperity shareholders will be governed by Texas law and the articles of incorporation and bylaws of Prosperity.	The rights of Prosperity shareholders are governed by Texas law and the articles of incorporation and bylaws of Prosperity.

Convertibility of Stock:	The Bank common stock is not convertible into any other securities of the Bank.	The Prosperity common stock is not convertible into any other securities of Prosperity.

Preemptive Rights:	The articles of association of the Bank provide that, if the capital stock of the Bank is increased by the sale of additional shares, a shareholder is entitled to subscribe for additional shares in proportion to the number of shares owned by that shareholder at the time the increase is authorized by the shareholders.	The articles of incorporation and bylaws of Prosperity do not provide for preemptive rights.

	Bank	Prosperity
Election of Directors:

Directors of the Bank are elected by a plurality of the votes cast by the shareholders entitled to vote at the meeting at which a quorum is present. Shareholders of the Bank are permitted to cumulate their votes in the election of directors.

Each director of the Bank is elected for a one-year term. This means that the entire board is elected at each annual meeting of shareholders.

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation or the bylaws of a corporation.

Directors of Prosperity are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. Prosperity shareholders are not permitted to cumulate their votes in the election of directors. Each share of Prosperity stock has one vote for each nominee for director.

Prosperity’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three-year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Prosperity’s board of directors because at least two annual meetings of shareholders are required to change control of the board.

Removal of Directors and Board Vacancies:	Neither the Bank’s articles of association nor bylaws contain express provisions relating to removal of its board members.

Texas law provides that at any meeting of shareholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a specified portion of votes not less than a majority of shares entitled to vote at an election of directors, unless otherwise provided in a corporation’s articles of incorporation or bylaws.

The Prosperity bylaws provide that any director or the entire board of directors may be removed, but only for cause, by the affirmative vote of the holders of a majority of shares entitled to vote at an election of directors.

	Bank	Prosperity
	Any vacancies occurring on the Bank board of directors may be filled by the remaining directors at any regular meeting of the board, or at a special meeting called for that purpose. A director elected to fill a vacancy will hold office until the next annual meeting held for the election of directors and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.	Any vacancies occurring on the Prosperity board of directors may also be filled by the remaining Prosperity directors; and any directors so chosen will hold office until the next annual meeting held for the election of directors and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.

Vote Required for Certain Shareholder Actions:	The Bank’s bylaws provide that a majority of the votes cast on a matter, represented at a meeting in which a quorum is present, will be sufficient to approve such matter, unless otherwise provided by law or by the Bank’s articles of association.	Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at the shareholders’ meeting shall be the act of the shareholders, unless the vote of a greater number is required by law, the articles of incorporation or the bylaws. Under Texas law, a corporation’s articles of incorporation may provide for a different level of approval, not less than a majority.

Prosperity’s articles of incorporation also provide that the vote or concurrence of the holders of a majority of the shares of Prosperity stock entitled to vote at a meeting at which quorum is present will be sufficient to approve any matters for which the affirmative vote of a greater than a majority of outstanding shares is required under Texas law.

Amendment of Articles of Association or Incorporation and Bylaws:	The Bank’s articles of association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of the Bank.

Under Texas law, a corporation’s articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment and the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority, is specified in the corporation’s articles of incorporation.

	Bank	Prosperity
Prosperity’s articles of incorporation may be amended upon the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.

The Bank’s bylaws provide that the bylaws may be amended, altered or repealed, at any regular meeting of the board of directors, by a vote of the majority of the total number of directors.

Under Texas law, unless a corporation’s articles of incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws.

Prosperity’s articles of incorporation and bylaws provide that the bylaws may be amended only by Prosperity’s board of directors and Prosperity’s shareholders do not have power to adopt, amend or repeal the bylaws.

Shareholder Actions Without a Meeting:	Neither the Bank’s articles of association nor bylaws contain express provisions relating to shareholder actions without a meeting.

Under Texas law, shareholders may act without a meeting if a written consent is signed by all the shareholders entitled to vote on the matter, unless the corporation’s articles of incorporation require less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).

Prosperity’s articles of incorporation do not provide for less than unanimous consent when shareholder action is taken without a meeting, and therefore, no action may be taken by written consent unless all shareholders agree.

	Bank	Prosperity
Special Meetings of Shareholders:	The Bank’s articles of association provide that special meetings of shareholders may be called for any purpose at any time by the board of directors or by any three or more shareholders holding, in the aggregate, not less than 51% of the Bank’s stock.	Under Texas law, special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by other persons so authorized in the corporation’s articles of incorporation or bylaws, or the holders of not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided for in the articles of incorporation.

Prosperity’s articles of incorporation and bylaws provide that special meetings of the shareholders may be called only by the Chairman of the Board, by the President and Chief Executive Officer, by a majority of the board of directors or by the holders of not less than 50% of all outstanding shares entitled to vote at the proposed special meeting.

Nomination of Directors:	Nomination of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the Bank entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management, must be made in writing and delivered or mailed to the president of the Bank and to the OCC not less than 14 days, nor more than 50 days, prior to any meeting of shareholders called for the election. If less than 21 days’ notice of the meeting is given to shareholders, however, such nomination must be mailed or delivered to the Bank president and to the OCC not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.	Nominations for election to the Prosperity board of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors, provided the shareholder gives timely written notice of such intention. To be timely, notice given in the context of an annual meeting of shareholders must be received by Prosperity not less than 120 days in advance of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public announcement is made regarding the special meeting. Prosperity’s chairman of the board will determine whether a nomination is made in accordance with these procedures.

	Bank	Prosperity
Proposal of Business:	Neither the Bank’s articles of association nor its bylaws contain provisions regarding the shareholder proposals of business.

Proposals for business to be brought before any shareholder meeting may be made by the board of directors or by any shareholder entitled to vote in such meeting. If a proposal is made by a shareholder, the shareholder must give timely written notice. To be timely, notice given in the context of an annual meeting must be received by Prosperity not less than 120 days in advance of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public announcement is made regarding the special meeting. The chairman of any meeting of shareholders will determine whether the business was properly brought before the meeting.

	Bank	Prosperity
Indemnification; Limitation of Director Liability:

The Bank’s articles of association provide for indemnification of any person, his/her heirs, executors, or administrators of directors, officers, or employees of the Bank or of any firm, corporation or organization which he/she served in any such capacity at the request of the Bank, except that the Bank will not indemnify any person (1) in relation to any action where that person is finally adjudged to have been guilty or liable of gross negligence, willful misconduct or criminal acts in the performance of his/her duties to the Bank, or (2) when a proceeding has been made the subject of a compromise settlement, except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of the Bank, or the board of directors, acting by vote of directors not parties to the same or substantially the same action, suit or proceeding, constituting a majority of the whole number of directors.

The Bank’s articles of association also provide that the Bank may purchase insurance for the purposes of indemnifying some or all of its directors, officers and other employees to the extent allowed by the articles of association.

Article 7.06 of the Texas Miscellaneous Corporation Laws Act provides that the articles of incorporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that this article does not authorize the limitation of the liability of a director to the extent the director is found liable for (1) a breach of the director’s duty of loyalty to the corporation or its shareholder, (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Prosperity’s articles of incorporation and bylaws provide for mandatory indemnification to the fullest extent allowed by Texas law for all former or present directors or officers and all persons who were serving at the request of Prosperity as a director, officer, partner or trustee of another entity.

Bank	Prosperity
Prosperity’s articles of incorporation and bylaws provide that no director of Prosperity will be liable to Prosperity or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except to the extent the foregoing exemption from liability is not permitted under Texas law. Prosperity’s articles of incorporation and bylaws provide that the corporation shall have the power to purchase and maintain insurance on behalf of the directors against any liability incurred by directors in such a capacity or arising out of such person’s status.

TEXAS ANTI-TAKEOVER STATUTES

Prosperity is subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the Texas Business Corporation Act), which provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a)	where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b)	that adopted an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c)	that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a)	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

(b)	would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•

a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•

a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•

a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither Prosperity’s articles of incorporation nor its bylaws contain any provision expressly providing that Prosperity will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving Prosperity, even if such event(s) would be beneficial to the shareholders of Prosperity.

BUSINESS OF THE BANK

General

The Bank is a national banking association located in Navasota, Texas. The Bank was chartered in 1983 and provides commercial and retail banking services from its one location in Navasota, Texas.

Bank Activities

The Bank operates with a community banking philosophy emphasizing long-term customer relationships based on service and convenience. The Bank offers a variety of traditional loan and deposit products to its customers, which are mainly small and medium-size businesses and individual consumers. For businesses, thet Bank provides term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, interim construction loans for builders and owner occupied commercial real estate loans. The Bank offers consumers a variety of products and services, including automobile loans and debit cards. The Bank offers all of its customers a full array of cash management and traditional deposit services.

Competition

The banking business is highly competitive, and the Bank’s profitability is dependent on the ability to compete in its market areas. The Bank competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders and certain other non-financial entities, including retail stores that offer credit programs, and certain governmental organizations which may offer more favorable financing than the Bank offers. The Bank expects competition from both financial and non-financial institutions to continue.

The Bank’s competitive edge is built upon developing strong customer relationships through timely and effective service, and on being more responsive to the needs and wants of the customer than other institutions. This service includes loan and deposit pricing within the Bank’s profitability models and providing the banking services most important to its customers.

Facilities

The Bank operates from one location which it owns at 109 West Washington Avenue, Navasota, Texas.

Employees

As of March 31, 2007, the Bank had 26 employees, including 7 officers. Management of the Bank considers its relations with its employees to be good. The Bank is not a party to any collective bargaining agreement.

Legal Proceedings

The Bank is from time to time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to the Bank’s business, the Bank is not a party to, nor is any of their property the subject of, any material legal proceedings. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of the Bank’s management, any such liability will not have a material adverse effect upon the Bank’s financial condition, results of operations or cash flows.

BENEFICIAL OWNERSHIP OF BANK COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF THE BANK

The following table sets forth as of May 31, 2007, the beneficial ownership of the Bank’s common stock by (1) each director and executive officer, (2) each person who is known by the Bank to beneficially own 5% or more of the common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole voting and investment power with respect to all shares beneficially owned by such person and the address of each shareholder, unless indicated otherwise, is the same as our address.

Name of Beneficial Owner	Number of Shares of Common Stock		Percentage Beneficially Owned(1)
Principal Shareholders (who are not listed below):
Glenn D. Fuqua	11,000		6.63%

Directors and Executive Officers:
Catherine Buchanan	2,383		1.44
L.O. Coleman, M.D.	4,577		2.76
Michael E. Harris	6,199	(2)	3.74
William A. Miller, Jr.	16,585	(3)	10.00
Jerry M. Moore	3,715		2.24
J. Jared Patout	2,900		1.75
James L. Perkins	14,990		9.04
Binford Weaver	4,550	(4)	2.74
John C. Webb	200		*
Directors and Executive Officers as a Group (9 persons)	56,099		33.81%

*	Indicates beneficial ownership of less than 1.0%.

(1)	The percentage of common stock beneficially owned was calculated based on 165,900 shares of common stock issued and outstanding as of May 31, 2007. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of common stock held by such shareholder or group and exercisable within 60 days.
(2)	Includes 100 shares held of record by Mr. Harris’ spouse.
(3)	Includes 5,000 shares held of record by Mr. Miller’s spouse.
(4)	Includes 50 shares held of record by Mr. Weaver’s spouse.

BENEFICIAL OWNERSHIP OF PROSPERITY COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF PROSPERITY

The following table sets forth certain information regarding the beneficial ownership of Prosperity common stock as of May 31, 2007, by (1) each director and executive officer of Prosperity, (2) each person who is known by Prosperity to own beneficially 5% or more of the common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Prosperity believes that each person has sole voting power and sole dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of Prosperity.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Directors and Executive Officers
James A. Bouligny	317,512		*
William H. Fagan, M.D.	909,522	(2)	2.08%
Peter Fisher	82,812	(3)	*
Leah Henderson	16,192	(4)	*
David Hollaway	87,649	(5)	*
Ned S. Holmes	1,088,376	(6)	2.48
D. Michael Hunter	384,218	(7)	*
S. Reed Morian	366,375		*
Perry Mueller, Jr., D.D.S.	333,355	(8)	*
James D. Rollins III	114,392	(9)	*
Tracy T. Rudolph	117,160		*
Harrison Stafford II	299,136	(10)	*
Robert Steelhammer	254,320	(11)	*
L. Don Stricklin	132,750	(12)	*
H. E. Timanus, Jr.	471,722	(13)	1.08
David Zalman	647,934	(14)	1.48
Directors and Executive Officers as a Group (16 persons)	5,623,425		12.78%

*	Indicates beneficial ownership which does not exceed 1.0%.

(1)	The percentage beneficially owned was calculated based on 43,809,363 shares of common stock issued and outstanding as of May 31, 2007. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of common stock held by such shareholder or group and exercisable within 60 days.
(2)	Includes 81,957 held of record by Dr. Fagan’s spouse and 7,951 shares held of record by Five F Enterprises Ltd., a limited partnership of which Dr. Fagan is the general partner.
(3)	Includes 5,678 shares held of record by Prosperity’s 401(k) Plan as custodian for Mr. Fisher, 5,697 shares held of record by an IRA account and 18,433 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(4)	Includes 10,228 shares held of record in the Leah Boomer Huffmeister Henderson Trust, over which Ms. Henderson has voting power, and 5,464 shares held by the Kellie Huffmeister Trust, of which Ms. Henderson is the trustee.
(5)	Includes 2,109 shares held of record by Prosperity’s 401(k) Plan as custodian for the spouse of Mr. Hollaway, 145 shares of stock held of record by Mr. Hollaway’s spouse and 1,250 shares which may be acquired within 60 days pursuant to the exercise of stock options by Mr. Hollaway’s spouse.
(6)

Consists of 464,605 shares held directly, 370,070 shares held of record by HF Properties, Ltd. of which Mr. Holmes is managing partner, 184,921 shares held of record by the Ned S. Holmes Profit Sharing Plan, 2,480 shares held by an exempt trust, of which Mr. Holmes is the trustee, 2,480 shares held by an exempt trust, of which Mr. Holmes is the trustee, 27,500 shares held of record by a trust for the benefit of Mr. Holmes’ daughter, of which Mr. Holmes is trustee, 27,500 shares held of record by a trust for the benefit of Mr. Holmes’ daughter, of which Mr. Holmes is trustee, 8,820 shares held of record by the Downie

1998 Children’s Trust, of which Mr. Holmes is trustee, and 100,000 shares which were traded under a prepaid forward contract which matures on January 30, 2009.
(7)	Includes 9,427 shares held of record by an IRA account and 102,898 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(8)	Includes 263,015 shares held of record by an IRA account, 57,064 shares held of record in a special trust, of which Dr. Mueller is the trustee, and 3,066 shares held of record by Dr. Mueller’s wife. Dr. Mueller expressly disclaims beneficial ownership of the 3,066 shares held of record by his spouse.
(9)	Includes 24,862 shares held of record by Prosperity’s 401(k) Plan as custodian for Mr. Rollins, 30,000 shares held of record by an IRA account, 4,000 shares held of record by his spouse’s IRA account and 15,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(10)	Includes 180,400 shares held of record by the Harrison Stafford Investment Partnership, of which Mr. Stafford is general partner and 3,200 shares held of record by Mr. Stafford’s wife.
(11)	Includes 820 shares held of record by the Steelhammer & Miller, P.C. 401(k) plan for the benefit of Mr. Steelhammer.
(12)	Includes 20,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(13)	Includes 433,520 shares held of record by Dooley Investments, Ltd. of which Mr. Timanus and his wife are the general partners.
(14)	Includes 14,166 shares held of record by Mr. Zalman as custodian for his minor children and 22,500 shares which may be acquired within 60 days pursuant to the exercise of stock options.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Prosperity

Prosperity common stock is listed on the Nasdaq Global Select Market under the symbol “PRSP.” Quotations of the sales volume and the closing sales prices of the common stock of Prosperity are listed daily in Nasdaq’s Global Select Market listings.

The following table sets forth, for the periods indicated, the high and low intra-day sales prices for the Prosperity common stock as reported by Nasdaq and the cash dividends declared per share:

		High	Low	Cash Dividends Per Share
2005	First Quarter	$29.32	$25.50	$0.0825
	Second Quarter	28.97	25.05	0.0825
	Third Quarter	31.45	28.14	0.0825
	Fourth Quarter	32.12	27.97	0.1000

2006	First Quarter	$30.54	$28.69	$0.1000
	Second Quarter	33.90	29.65	0.1000
	Third Quarter	36.16	31.64	0.1000
	Fourth Quarter	35.38	32.54	0.1125

2007	First Quarter	$37.11	$32.18	$0.1125
	Second Quarter (through June 25, 2007)	35.91	32.77	—

After the merger, Prosperity currently expects to pay (when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose) regular quarterly cash dividends of $0.1125 per share. While Prosperity currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Prosperity common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Prosperity.

As a holding company, Prosperity is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Prosperity Bank limit the payment of dividends and other distributions by Prosperity Bank to Prosperity, and may therefore limit Prosperity’s ability to pay dividends on its common stock. If required payments on Prosperity’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or suspended, Prosperity will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Prosperity Bank to pay dividends to Prosperity if such limits were deemed appropriate to preserve certain capital adequacy requirements.

The Bank

The shares of Bank common stock are not publicly traded and management is not aware of any recent trades in the common stock of the Bank. There is no active market for Bank common stock and management does not expect one to develop.

DESCRIPTION OF PROSPERITY CAPITAL STOCK

General

Prosperity has authorized two classes of stock: (1) 200,000,000 authorized shares of Prosperity common stock, par value $1.00 per share, 43,766,058 shares of which are outstanding as of March 31, 2007; and (2) 20,000,000 authorized shares of preferred stock, par value $1.00 per share, none of which have been issued. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Prosperity.

Prosperity Common Stock

The holders of Prosperity common stock are entitled to one vote for each share of Prosperity common stock owned. Except as expressly provided by law and except for any voting rights that may be conferred on any shares of preferred stock issued by the Prosperity board, all voting power is in Prosperity common stock. Holders of Prosperity common stock may not cumulate their votes for the election of directors. Holders of Prosperity common stock do not have preemptive rights to acquire any additional, unissued or treasury shares of Prosperity, or securities of Prosperity convertible into or carrying a right to subscribe to or acquire shares of Prosperity.

Holders of Prosperity common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Prosperity board. However, the Prosperity board may not declare or pay cash dividends on Prosperity common stock, and no Prosperity common stock may be purchased by Prosperity, unless full dividends on outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

On liquidation of Prosperity, the holders of Prosperity common stock are entitled to share pro rata in any distribution of the assets of Prosperity, after the holders of shares of preferred stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Prosperity has been retired.

Prosperity Preferred Stock

The Prosperity preferred stock is available for issuance from time to time for various purposes as determined by the Prosperity board, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Prosperity articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Prosperity board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Prosperity.

Moreover, except as otherwise limited by the Prosperity articles or applicable laws, rules or regulations, the Prosperity board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. The Prosperity articles require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

The Prosperity board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange. Under Texas law, shareholder approval prior to the issuance of shares of Prosperity common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Prosperity board that the delay necessary for shareholder approval of a specific issuance could be to the detriment of Prosperity and its shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Prosperity’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Prosperity’s securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of Prosperity common stock could include:

•	reduction of the amount otherwise available for payments of dividends on Prosperity common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on Prosperity common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of Prosperity common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of Prosperity common stock if the series of preferred stock is convertible, and is converted, into Prosperity common stock; and

•

restrictions on the rights of holders of Prosperity common stock to share in Prosperity’s assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference from Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Prosperity common stock to be issued by Prosperity in connection with the merger will be passed upon by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the merger will be passed upon for the Bank by Larry E. Temple, Austin, Texas.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of the Bank knows of no matters that will be presented for consideration at the special meeting of shareholders other than as described in this proxy statement/prospectus. However, if any other matters are properly brought before the special meeting or any adjournment or postponement thereof, it is intended that the proxies will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

Prosperity files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Prosperity, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Prosperity to “incorporate by reference,” which means that Prosperity can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Prosperity incorporates by reference is considered to be part of this proxy statement/prospectus, and later information that Prosperity files with the SEC will automatically update and supersede the information Prosperity included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Prosperity has previously filed with the SEC.

Prosperity SEC Filings (File No. 0-25051)

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Current Report on Form 8-K filed on February 2, 2007;

•	Amendment No. 1 to Current Report on Form 8-K filed on February 2, 2007;

•	Amendment No. 2 to Current Report on Form 8-K filed on April 16, 2006;

•	Current Report on Form 8-K filed on May 4, 2007; and

•	The description of Prosperity’s common stock, par value $1.00 per share, contained in Prosperity’s Registration Statement on Form 8-A dated November 10, 1998.

Prosperity also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the meeting. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Documents incorporated by reference are available from Prosperity without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in the document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Prosperity at the following address:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: James D. Rollins III

Telephone: (713) 693-9300

To obtain timely delivery, you must make a written or oral request for a copy of such information by August 1, 2007.

If you request any incorporated documents from Prosperity, we will mail them to you by first-class mail, or other equally prompt means, within one business day after we receive your request.

Prosperity has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Prosperity common stock to be issued to shareholders of the Bank in the merger. This proxy statement/prospectus constitutes the prospectus of Prosperity filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained in this proxy statement/prospectus. Neither Prosperity nor the Bank has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. The Bank has supplied all of the information about the Bank contained in this proxy statement/prospectus and Prosperity has supplied all of the information contained in this proxy statement/prospectus about Prosperity and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

by and among

PROSPERITY BANCSHARES, INC.,

PROSPERITY BANK

and

THE BANK OF NAVASOTA, N.A.

Dated as of May 1, 2007

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

A-iv

EXHIBITS

Exhibit A	Form of Voting Agreement and Irrevocable Proxy
Exhibit B	Form of Affiliate Letter
Exhibit C	Form of Non-competition Agreement
Exhibit D	Form of Release by Directors and Executive Officers of the Bank
Exhibit E	Form of Release by the Bank

SCHEDULES

Schedule 3.2(d)	Voting Agreements and Buy-Sell Agreements
Schedule 3.4	Investments
Schedule 3.6	Loans
Schedule 3.7(a)	Past Due Loans
Schedule 3.7(b)	Watch List
Schedule 3.8(a)	Real Estate
Schedule 3.11	Litigation
Schedule 3.12(b)	Extension to File Tax Returns
Schedule 3.12(d)	Income Tax Returns
Schedule 3.12(f)	Income Sharing Agreements
Schedule 3.13	Contracts and Commitments
Schedule 3.14(a)	Insurance
Schedule 3.15	No Conflict
Schedule 3.19(a)	Employee Benefit Plans
Schedule 3.20	Deferred Compensation and Salary Continuation Arrangements
Schedule 3.21	Brokers and Finders
Schedule 3.26	Intellectual Property Rights
Schedule 5.2(b)(ii)	Loan Commitments
Schedule 5.2(b)(vii)	Retention, Severance and Termination Payments
Schedule 5.2(b)(xviii)	Capital Expenditures
Schedule 10.5	Termination of Employment and Salary Continuation Agreements

A-v

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) dated as of May 1, 2007 is by and among Prosperity Bancshares, Inc. (“Prosperity”), a Texas corporation and financial holding company pursuant to the Gramm-Leach Bliley Act (“GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), Prosperity Bank (“Prosperity Bank”), a Texas banking association and wholly owned subsidiary of Prosperity, and The Bank of Navasota, N.A. (the “Bank”), a national banking association located in Navasota, Texas.

WHEREAS, the Bank desires to affiliate with Prosperity and Prosperity Bank, and Prosperity and Prosperity Bank desire to affiliate with the Bank by merging the Bank into Prosperity Bank, with Prosperity Bank as the surviving entity (the “Merger”); and

WHEREAS, the respective Boards of Directors of Prosperity, Prosperity Bank and the Bank believe that the acquisition of the Bank by Prosperity in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto and the other transactions contemplated by this Agreement are desirable and in the best interests of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code; and

WHEREAS, the respective Boards of Directors of Prosperity, Prosperity Bank and the Bank have approved this Agreement and the transactions proposed herein substantially on the terms and conditions set forth in this Agreement; and

WHEREAS, as a condition and inducement to Prosperity’s willingness to enter into this Agreement, each of the members of the Board of Directors of the Bank, certain officers of the Bank and holders of more than 10% of Bank Common Stock (as defined below) has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she agrees to vote the shares of Bank Common Stock beneficially owned by such person in favor of this Agreement and the transactions contemplated hereby;

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

INTRODUCTION

This Agreement provides for the Merger of the Bank with and into Prosperity Bank, with Prosperity as the surviving entity, all pursuant to this Agreement. In connection with the Merger, all of the issued and outstanding shares of common stock, $10.00 par value per share, of the Bank (“Bank Common Stock”) shall be exchanged for such consideration as set forth in this Agreement.

I. THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 8.2 hereof), the Bank shall be merged with and into Prosperity Bank (which, as the surviving bank, is hereinafter referred to as “Surviving Bank” whenever reference is made to it at or after the Effective Time) pursuant to the provisions of, and with the effect provided for in, Section 32.301 of the Texas Finance Code and Article 5 of the Texas Business Corporation Act (“TBCA”).

Section 1.2 Articles of Association, Bylaws and Facilities of Surviving Bank. At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Association of Surviving Bank shall be the Articles of Association of Prosperity Bank as in effect at the Effective Time. Until altered, amended or repealed as provided therein and in the Articles of Association of Surviving Bank, the Bylaws of Surviving Bank shall be the Bylaws of Prosperity Bank as in effect at the Effective Time. Unless and until changed by the Board of Directors of Surviving Bank, the main office of Surviving Bank shall be the main office of Prosperity Bank as of the Effective Time. The established offices and facilities of the Bank immediately prior to the Merger shall become established offices and facilities of Surviving Bank. Until thereafter changed in accordance with law or the Articles of Association or Bylaws of Surviving Bank, all corporate acts, plans, policies, contracts, approvals and authorizations of the Bank and Prosperity and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of Surviving Bank and shall be as effective and binding thereon as the same were with respect to the Bank and Prosperity Bank, respectively, as of the Effective Time.

Section 1.3 Board of Directors and Officers of Surviving Bank. At the Effective Time and until thereafter changed in accordance with applicable law or the Articles of Association or Bylaws of Surviving Bank, the members of the Board of Directors of Prosperity Bank at the Effective Time shall be the Board of Directors of Surviving Bank. At the Effective Time and until thereafter changed in accordance with the law or the Articles of Association or Bylaws of Surviving Bank, the officers of Prosperity Bank immediately prior to the Effective Time shall be the officers of Surviving Bank.

Section 1.4 Effect of Merger. At the Effective Time, the corporate existence of the Bank and Prosperity Bank shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Surviving Bank, and Surviving Bank shall be deemed to be a continuation in entity and identity of the Bank and Prosperity Bank. All rights, franchises and interests of the Bank and Prosperity Bank, respectively, in and to any type of property and choses in action shall be transferred to and vested in Surviving Bank by virtue of such Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing liens or other encumbrances thereon. The Merger shall have all other effects set forth in Article 5.06 of the TBCA.

Section 1.5 Liabilities of Surviving Bank. At the Effective Time, Surviving Bank shall be liable for all liabilities of the Bank and Prosperity Bank. All debts, liabilities, obligations and contracts of the Bank and of Prosperity Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of the Bank or Prosperity Bank, as the case may be, shall be those of Surviving Bank and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of either the Bank or Prosperity Bank shall be preserved unimpaired subsequent to the Merger.

Section 1.6 Approvals and Notices. This Agreement shall be submitted to the shareholders of the Bank and the sole shareholder of Prosperity Bank in accordance with the terms of this Agreement, the applicable provisions of law and the respective Articles of Association and Bylaws of the Bank and Prosperity Bank. The Bank and Prosperity Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers and certificates with the Securities and Exchange Commission (“SEC”), Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”), the Texas Department of Banking (“TDB”) and the Office of the Comptroller of the Currency (the “OCC”).

Section 1.7 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations promulgated thereunder.

Section 1.8 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, Prosperity may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the shareholders of the Bank as a result of such modification, (ii) the consideration to be paid to holders of Bank Common Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

II. CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.1 Merger Consideration.

(a) Unless otherwise adjusted as provided in Sections 2.2(b), 2.2(c) or 2.3 hereof, each share of Bank Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 2.4 hereof)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive (i) a number of shares of common stock, $1.00 par value, of Prosperity (“Prosperity Common Stock”) equal to the quotient (the “Exchange Ratio”) obtained by dividing 251,458 (the “Stock Consideration”) by the number of shares of Bank Common Stock outstanding immediately prior to the Effective Time (“Bank Closing Shares”), plus cash in lieu of any fractional share of Prosperity Common Stock and (ii) an amount of cash equal to $8,625,000 (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”) divided by the Bank Closing Shares (the “Per Share Cash Consideration”). At the Effective Time, all such shares of Bank Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration.

(b) Each share of Bank Common Stock held in the treasury of the Bank and each share of Bank Common Stock owned by any direct or indirect wholly owned Subsidiary of the Bank immediately prior to the Effective Time shall be cancelled without any conversion and no payment or distribution shall be made with respect thereto.

(c) Notwithstanding anything in this Agreement to the contrary, Prosperity will not issue any certificates or scrip representing fractional shares of Prosperity Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Prosperity shall pay to each former holder of Bank Common Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Closing Price (as defined in Section 2.2(d) hereof) by (ii) the fraction of a share of Prosperity Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 2.1.

Section 2.2 Adjustment to Exchange Ratio.

(a) The aggregate number of shares of Prosperity Common Stock to be exchanged for each share of Bank Common Stock shall be adjusted appropriately to reflect any change in the number of shares of Prosperity Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Prosperity Common Stock, received or to be received by holders of Prosperity Common Stock, when the record date or payment occurs prior to the Effective Time.

(b) In the event the Average Closing Price of Prosperity Common Stock shall be less than $29.16, the Bank may give notice of its intent to terminate this Agreement as provided in Section 9.1(f) hereof; subject to Prosperity’s right, in its sole and absolute discretion, to (i) increase the Exchange Ratio, (ii) increase the Per Share Cash Consideration or (iii) increase both the Exchange Ratio and the Per Share Cash Consideration, so that as a result of such adjustments contemplated in the case of each of clause (i), (ii) and (iii), the Merger Consideration shall be no less than $17,113,840. If Prosperity elects to make the Walkaway Counter Offer (as defined in Section 9.1(f) hereof), it shall give prompt written notice to the Bank of such election (the “Walkaway Counter Offer Notice”). The Walkaway Counter Offer Notice, if given, shall set forth the adjustments to the Exchange Ratio and/or Per Share Cash Consideration, as the case may be, and shall include a calculation of the adjusted Merger Consideration. Any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice.

(c) In the event the Average Closing Price of Prosperity Common Stock shall be greater than $39.45, Prosperity shall (i) decrease the Exchange Ratio, (ii) decrease the Per Share Cash Consideration or (iii) decrease both the Exchange Ratio and the Per Share Cash Consideration, so that as a result of such adjustments contemplated in the case of each of clause (i), (ii) and (iii), the Merger Consideration shall be no more than $19,888,837. Prosperity shall have the sole discretion to determine which of the foregoing actions it will take. Upon the occurrence of any adjustment pursuant to this Section 2.2(c), any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to such adjustments.

(d) “Average Closing Price” of Prosperity Common Stock shall be the average of the closing price per share of Prosperity Common Stock on The Nasdaq Stock Market, Inc. Global Select Market (“Nasdaq”) (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Prosperity) for the twenty (20) consecutive trading days ending on and including the tenth trading day (a) preceding the Closing Date.

Section 2.3 Adjustment to Merger Consideration for Equity Capital. In the event that the Bank’s Equity Capital (as defined below) on the Closing Date shall be less than $8,750,000, the Cash Consideration, as may have been adjusted pursuant to Sections 2.2(b) or 2.2(c) hereof, will be reduced by an amount equal to the difference between the Bank’s Equity Capital on the Closing Date and $8,750,000. For purposes of this Agreement, “Equity Capital” shall equal the sum of the capital stock, capital surplus and retained earnings of the Bank, excluding unrealized securities gains or losses, as determined pursuant to generally accepted accounting principles (“GAAP”). For purposes of calculating Equity Capital, the Bank (a) may exclude the following amounts to the extent paid or accrued for by the Bank between the date hereof and the Closing Date (i) the after-tax amount of any legal and accounting fees incurred in connection with the Merger, this Agreement and the transactions contemplated hereby and (ii) the after-tax amount of any fees and commissions paid by the Bank to Howe, Barnes, Hoefer & Arnett, Inc. as set forth in Schedule 3.21, and (b) must include adjustments made for certain extraordinary items related to the Merger, this Agreement and the transactions contemplated hereby, including, but not limited to reductions for (1) the after-tax amount of any fees and commissions payable to any broker, finder or investment banking firm in connection with this Agreement and the transactions contemplated hereby, other than fees payable to Howe, Barnes, Hoefer & Arnett, Inc. as set forth in Schedule 3.21, (2) the after-tax premium or additional cost incurred to provide for the continuation of certain of the Bank’s insurance policies pursuant to Section 5.9 hereof, (3) the estimated after-tax amount of any penalty or liquidated damages associated with the termination of the Bank’s contracts with any provider of electronic banking and data processing services following the Closing Date, (4) the after-tax cost to terminate any existing employment agreements, change in control agreements, salary continuation agreements or other similar agreements between the Bank and any other person, including those pursuant to Section 10.5 hereof, (5) the after-tax amount of any retention payment as set forth in Schedule 5.2(b)(vii), (6) the after-tax amount of any cost to fully fund all employee benefit and retirement plans and (7) any amount required to be added to the Bank’s allowance for loan losses pursuant to Section 5.14 hereof. Notwithstanding the foregoing, Equity Capital will not be adjusted for any adjustment required by Prosperity pursuant to Section 5.8 hereof.

Section 2.4 Dissenting Shares. Each share of Bank Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger and who has properly perfected his dissenter’s rights of appraisal by following the exact procedure required by the National Bank Act of the United States of America (the “NBA”), is referred to herein as a “Dissenting Share.” Each Dissenting Share owned by each holder thereof who has not exchanged his certificates representing shares of Bank Common Stock for the Merger Consideration or otherwise has not effectively withdrawn or lost his dissenter’s rights, shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Article II and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the NBA. Each holder of Dissenting Shares shall be entitled to receive the value of such Dissenting Shares held by him in accordance with the applicable provisions of the NBA; provided, such holder complies with the procedures contemplated by and set forth in the applicable provisions of the NBA. If any holder of any Dissenting Shares shall effectively withdraw or lose his dissenter’s rights under the applicable provisions of the NBA, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Merger Consideration without any interest thereon in accordance with the provisions of this Article II.

Section 2.5 Exchange of Shares.

(a) Prosperity shall deposit or cause to be deposited in trust with Computershare Investor Services, Inc., Denver, Colorado (the “Exchange Agent”) (i) certificates representing shares of Prosperity Common Stock and (ii) cash in an aggregate amount sufficient to make the appropriate payments (A) of the Cash Consideration, as may be adjusted pursuant to Sections 2.2(b), 2.2(c) and 2.3 hereof, (B) to holders of Dissenting Shares pursuant to Section 2.4 hereof, if any, and (C) to holders of a fraction of a share of Prosperity Common Stock pursuant to Section 2.1(c) (such certificates and cash being referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement. The Exchange Agent shall promptly deliver the stock certificates representing shares of Prosperity Common Stock and the cash payment upon surrender of certificates representing shares of Bank Common Stock.

(b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of an outstanding certificate or certificates which as of the Effective Date represented shares of Bank Common Stock (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and number of shares of Prosperity Common Stock provided in Section 2.1 hereof, and such Certificate shall forthwith be cancelled. Prosperity shall provide the Exchange Agent with certificates for Prosperity Common Stock, as requested by the Exchange Agent, for the number of shares provided in Section 2.1. No interest will be paid or accrued with respect to the shares of Prosperity Common Stock or cash payable upon surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.5, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon.

(c) No dividends or other distributions declared after the Effective Time with respect to shares of Prosperity Common Stock and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.5. After the surrender of a Certificate in accordance with this Section 2.5, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of Prosperity Common Stock represented by such Certificate.

(d) After the Effective Time, the stock transfer ledger of the Bank shall be closed and there shall be no transfers on the stock transfer books of the Bank of the shares of Bank Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Prosperity, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.5.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Bank for six months after the Exchange Agent mails the letter of transmittal pursuant to Section 2.5 shall be returned to Prosperity upon demand, and any shareholders of the Bank who have not theretofore complied with the exchange procedures in this Article II shall look to Prosperity only, and not the Exchange Agent, for the payment of any Merger Consideration in respect of such shares.

(f) If any certificate representing shares of Prosperity Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Prosperity) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Prosperity Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or not payable.

(g) None of Prosperity, Prosperity Bank, the Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Bank Common Stock for any Prosperity Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Prosperity or the Exchange Agent, the posting by such person of a bond in such amount as Prosperity or the Exchange Agent may direct as indemnity against any claim that may be made against Prosperity with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

III. REPRESENTATIONS AND WARRANTIES OF THE BANK

The Bank represents and warrants to Prosperity as set forth below. On or prior to the date hereof, the Bank has delivered to Prosperity disclosure schedules (“Disclosure Schedules”) referred to in this Article III. The Bank agrees that two (2) business days prior to the Closing it shall provide Prosperity with supplemental Disclosure Schedules reflecting any changes in the information contained in the Disclosure Schedules which have occurred in the period from the date of delivery of such Disclosure Schedules to two (2) business days prior to the date of Closing.

Section 3.1 Organization.

(a) The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the State of Texas. The Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the OCC. The Bank does not have “trust powers” and does not conduct trust activities.

(b) The Bank has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Bank.

(c) True and complete copies of the Articles of Association and Bylaws of the Bank, each as amended to date, have been delivered or made available to Prosperity Bank.

(d) The Bank (i) does not have any Subsidiaries (as defined in Section 13.1 hereof) or Affiliates, (ii) is a general partner or material owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity and (iii) does not know of any arrangement pursuant to which the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of the Bank.

(e) The deposit accounts of the Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by the Bank.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Bank consists of 172,500 shares of Bank Common Stock, 165,900 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Bank Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.

(b) There are no irrevocable proxies with respect to such shares and there are no outstanding or authorized subscriptions, options, warrants, calls, rights or other agreements or commitments of any kind restricting the transfer of, requiring the issuance or sale of or otherwise relating to any such shares of capital stock to any person.

(c) There are no existing options, warrants, calls, convertible securities or commitments of any kind obligating the Bank to issue any authorized and unissued Bank Common Stock.

(d) The Bank does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock. Other than as set forth in Schedule 3.2(d) and pursuant to the Voting Agreement and Irrevocable Proxy attached hereto as Exhibit A, there are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting the Bank Common Stock.

Section 3.3 Approvals; Authority.

(a) The Bank has full corporate power and authority to execute and deliver this Agreement (and any related documents), and the Bank has full legal capacity, power and authority to perform its obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Bank. The Board of Directors of the Bank has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Bank and its shareholders, and has directed that the Agreement be submitted to the Bank’s shareholders for approval and adoption. Except for the approval of the shareholders of the Bank, no further actions or corporate proceedings on the part of the Bank are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Bank and is a duly authorized, valid, legally binding agreement of the Bank enforceable against the Bank in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 3.4 Investments. The Bank has furnished to Prosperity a complete list, as of December 31, 2006, of all securities, including municipal bonds, owned by the Bank (the “Securities Portfolio”). Except as set forth in Schedule 3.4, all such securities are owned by the Bank (i) of record, except those held in bearer form, and (ii) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Schedule 3.4 also discloses any entities in which the ownership interest of the Bank equals 5% or more of the issued and outstanding voting securities of the issuer thereof. There are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

Section 3.5 Financial Statements.

(a) The Bank has furnished or made available to Prosperity true and correct copies of its (i) audited balance sheets as of December 31, 2006 and 2005, and the related statements of income and statements of changes in shareholders’ equity and cash flows for the years ended December 31, 2006, 2005 and 2004, accompanied by the report thereon of the Bank’s independent auditors and (ii) unaudited balance sheets and related statements of income and statements of changes in shareholders’ equity and cash flows as of and for the nine months ended March 31, 2007. The Bank has also delivered to Prosperity a true and correct copy of the Consolidated Reports of Condition and Income (“Call Reports”) filed by the Bank with the appropriate regulatory authorities for each of the periods during the three years ended December 31, 2006 and for the three months ended March 31, 2007. The audited and unaudited financial information and Call Reports referred to in this Section 3.5(a) are collectively referred to in this Agreement as the “Bank Financial Statements.”

(b) Each of the Bank Financial Statements fairly presents the financial position of the Bank and results of operations at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis except for the Call Reports, which are in compliance with regulatory accounting principles.

(c) As of the dates of the Bank Financial Statements referred to above, the Bank did not have any material liabilities, fixed or contingent, except as set forth or provided for in such Bank Financial Statements or otherwise disclosed in this Agreement, the Disclosure Schedules or in any of the documents delivered to Prosperity.

Section 3.6 Loan Portfolio and Reserve for Loan Losses.

(a) With respect to the loans of the Bank reflected as assets in the Bank Financial Statements as of December 31, 2006 and all currently outstanding loans (collectively, the “Loans”), other than as set forth in Schedule 3.6, (i) each note evidencing a Loan or credit agreement or security instrument related to a Loan was the valid and binding obligation of the obligor named therein, enforceable in accordance with the terms thereof, and (ii) there are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the Bank’s records, and no claim or defense as to the enforcement of any Loan has been asserted and the Bank is not aware of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(b) The allowance for loan losses shown on the Bank Financial Statements as of December 31, 2006, was, and the allowance for loan losses to be shown on any financial statements or Call Reports of the Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of the Bank, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of Loans outstanding (including accrued interest receivable) of the Bank and other extensions of credit (including letters of credit or commitments to make loans or extend credit), and the allowance for loan losses has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectibility of such loans.

Section 3.7 Certain Loans and Related Matters.

(a) Except as set forth in Schedule 3.7(a), as of March 31, 2007, the Bank is not a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $10,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by the Bank or any regulatory agency with supervisory jurisdiction over the Bank, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Bank, or any 10% or more shareholder of the Bank, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to the Bank including, but not limited to, those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over the Bank and which violation could have a Material Adverse Effect on the Bank.

(b) Schedule 3.7(b) contains the “watch list of loans” of the Bank (“Watch List”) as of March 31, 2007. Except as set forth in Schedule 3.7(b), to the knowledge of the Bank, there is no loan agreement, note or borrowing arrangement which should be included on a Watch List in accordance with the Bank’s ordinary course of business and consistent with prudent banking principles.

Section 3.8 Real Property Owned or Leased.

(a) Other than real property acquired through foreclosure or deed in lieu of foreclosure, Schedule 3.8(a) contains a true, correct and complete list of all real property owned or leased by the Bank or each of the Banks (the “Bank Real Property”). True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties referred to in Schedule 3.8(a), title insurance policies for the real property owned referred to in Schedule 3.8(a), and all mortgages, deeds of trust and security agreements to which such property is subject have been or will be furnished or made available to Prosperity.

(b) No lease with respect to any Bank Real Property and no deed with respect to any Bank Real Property contains any restrictive covenant that materially restricts the use or value of such Bank Real Property pertaining to its current primary business purpose. Each of such leases is a legal, valid and binding obligation of the Bank is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing defaults by the Bank or the other party thereunder and there are no allegations or assertions of such by any party under such agreement or any events that with notice lapse of time or the happening or occurrence of any other event would constitute a default thereunder.

(c) None of the buildings and structures located on any Bank Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Bank Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the Bank. No condemnation proceeding is pending or, to the Bank’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any Bank Real Property in the manner in which it is currently being used.

(d) The Bank has good and indefeasible title to, or a valid and enforceable leasehold interest in, or a contract vendee’s interest in, all Bank Real Property, and such interest is free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) those liens related to real property taxes, local improvement district assessments, easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant real property.

(e) All buildings and other facilities used in the business of the Bank and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 3.9 Personal Property. The Bank has good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “Bank Personalty”), free and clear of all liens, charges or other encumbrances and except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) such other liens, charges, encumbrances and imperfections of title as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant Bank Personalty. Subject to ordinary wear and tear, the Bank Personalty is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 3.10 Environmental Laws. The Bank and any properties or business owned or operated by the Bank, whether or not held in a fiduciary or representative capacity, are in material compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined below) and permits thereunder. The Bank has not received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below) under the Environmental Laws, and they are not subject to any claim or lien under any Environmental Laws. During the term of ownership by the Bank, (i) no Bank Real Property, (ii) no real estate currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by the Bank, or owned, operated or leased by the Bank within the ten years preceding the date of this Agreement and (iii) to the knowledge of the Bank, no real property held by the Bank as collateral, has been designated by applicable governmental authorities as requiring any environmental cleanup or response action to comply with Environmental Laws, or has been the site of any release of any Hazardous Materials. To the knowledge of the Bank, (A) no asbestos was used in the construction of any portion of any Bank Real Property and (B) no real property currently owned by it is, or has been, a heavy industrial site or landfill. There are no underground storage tanks used for the storage of Hazardous Materials at any Bank Real Property, or at any of the Properties acquired by foreclosure or deeded in lieu thereof, and no underground storage tanks used for the storage of Hazardous Materials have been closed or removed from any Bank Real Property.

“Environmental Laws,” as used in this Agreement, means any applicable federal, state or local statute, law, rule, regulation, ordinance or code now in effect and in each case as amended to date and any controlling judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

“Hazardous Materials,” as used in this Agreement, includes, but is not limited to, (a) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (b) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (c) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of the Bank and its Subsidiaries in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

Section 3.11 Litigation and Other Proceedings. Except as set forth in Schedule 3.11, there are no legal, quasi-judicial, regulatory or administrative proceedings of any kind or nature now pending or, to the knowledge of the Bank, threatened before any court or administrative body in any manner against the Bank, or any of their respective properties or capital stock. The Bank will notify Prosperity Bank promptly in writing of any such proceedings threatened or instigated against the Bank, or, to the knowledge of the Bank, any officer or director thereof subsequent to the date of this Agreement. The Bank does not know of any basis on which any litigation or proceeding could be brought which could reasonably be expected to result in a Material Adverse Effect on the Bank or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated thereby. The Bank is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 3.12 Taxes.

(a) For purposes of this Agreement, the following terms shall have the defined meanings as set forth below:

“Affiliated Group” means any affiliated group within the meaning of Code § 1504(a).

“Deferred Intercompany Transaction” has the meaning set forth in Treasury Regulation § 1.1502-13.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency, or political subdivision thereof).

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the Bank is contesting in good faith through appropriate proceedings, if any, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar) unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) The Bank has filed all Tax Returns that it was required to file, including without limitation any Tax Returns of any affiliated, consolidated, combined or unitary group of which the Bank is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes due and owing by the Bank and any affiliated, consolidated, combined or unitary group of which the Bank is or was a member (whether or not shown on any Tax Return) have been paid. Except as set forth in Schedule 3.12(b), the Bank is not currently the beneficiary of any extension of time within which to file any

Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where the Bank does not file Tax Returns that the Bank is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Bank that arose in connection with any failure (or alleged failure) of the Bank to pay any Tax.

(c) The Bank has collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(d) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of the Bank either (i) claimed or raised by any authority in writing or (ii) as to which any of the directors and officers of the Bank has knowledge based upon personal contact with any agent of such authority. Schedule 3.12(d) lists all federal, state, local, and foreign income Tax Returns filed with respect to the Bank for taxable periods beginning after December 31, 2002, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Bank has made available to Prosperity Bank correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Bank with respect to all periods beginning after December 31, 2002.

(e) The Bank has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) The Bank has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). The Bank has not participated in any reportable transaction or listed transaction as defined under Section 6011 of the Code. If the Bank has participated in a reportable or listed transaction, such entity has properly disclosed such transaction in accordance with the applicable Tax regulations. Except as set forth in Schedule 3.12(f), neither the Bank (i) is not a party to any Tax allocation or sharing agreement, (ii) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return or (iii) has any Liability for the Taxes of any Person under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The Bank does not have a deferred gain or loss arising out of any Deferred Intercompany Transaction.

(h) The Bank is not required to make any adjustment (i) under Code § 481(a) by reason of a change in accounting method, (ii) as a result of a “closing agreement” described in Code § 7121, (iii) as a result of an installment sale or open transaction disposition made prior to the Closing Date or (iv) as a result of a prepaid amount received on or prior to the Closing Date.

(i) The unpaid Taxes of the Bank and its Subsidiaries (i) did not, as of December 31, 2006, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Bank Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Bank in filing its Tax Returns.

Section 3.13 Contracts and Commitments.

(a) Except as set forth in Schedule 3.13, the Bank is not a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contracts, change-in-control agreements or severance arrangements (including, without limitation, any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option or other employee benefit arrangement, other than any deferred compensation arrangement disclosed in Schedule 3.20 or any profit-sharing, pension or retirement plan or welfare plan disclosed in Schedule 3.19(a);

(iii) except as set forth in Schedule 3.8(a), any material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than one hundred (100) days from the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of the Bank imposed by any bank regulatory authority having supervisory jurisdiction over the Bank;

(viii) agreement, contract or indenture related to the borrowing by the Bank of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of the Bank or holder of more than ten percent (10%) of the issued and outstanding Bank Common Stock, or any affiliate of such person, which is not on substantially the same terms (including, without limitation, in the case of lending transactions, interest rates and collateral) as, and following credit underwriting practices that are not less stringent than, those prevailing at the time for comparable transactions with unrelated parties or which involve more than the normal risk of collectibility or other unfavorable features;

(xi) contracts, other than the foregoing, with payments aggregating $10,000 or more not made in the ordinary course of business and not otherwise disclosed in this Agreement, in the Disclosure Schedules or in any document delivered or referred to or described in writing by the Bank to Prosperity;

(xii) any agreement containing covenants that limit the ability of the Bank to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, the Bank (including any successor thereof) may carry on its business (other than as may be required by law or any regulatory agency);

(xiii) any data processing services agreement or contract which may not be terminated without payment or penalty upon notice of 30 days or less; or

(xiv) any agreement pursuant to which the Bank may become obligated to invest in or contribute capital to any entity.

(b) Each contract or commitment set forth in Schedule 3.13 is valid and binding on the Bank and is in full force and effect. The Bank has in all material respects performed all obligations required to be performed by it to date and is not in default under, and no event has occurred which, with the lapse of time or action by a third party could result in default under, any indenture, mortgage, contract, lease or other agreement to which the Bank is a party or by which the Bank is bound or under any provision of its Articles of Association or Bylaws.

Section 3.14 Insurance.

(a) A true, correct and complete list of all insurance policies owned or held by or on behalf of either the Bank (other than credit-life policies), including the insurer, policy numbers, amount of coverage, deductions, type of insurance, effective and termination dates and any pending claims thereunder involving more than $25,000 is set forth in Schedule 3.14(a).

(b) All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Bank (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all requirements of applicable laws and of all agreements to which the Bank is a party; (iii) are adequate for the business conducted by the Bank in respect of amounts, types and risks insured (other than the risk of terrorist attacks); (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including, without limitation, the payment of premiums. No insurer under any such policy or bond has canceled or indicated to the Bank an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. The Bank is not in default under any such policy or bond, and all material claims thereunder have been filed. The Bank has not been denied or had revoked or rescinded any policy of insurance during the last three fiscal years.

Section 3.15 No Conflict With Other Instruments. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Articles of Association or Bylaws of the Bank or (ii) assuming all required shareholder and regulatory approvals and consents and the consents of the third parties set forth in Schedule 3.15 are duly obtained, will not (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Bank or any of its properties or assets or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause the Bank to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of the Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which the Bank is a party, or by which any of its properties or assets may be bound or affected.

Section 3.16 Compliance with Laws and Regulatory Filings. The Bank is in compliance with all applicable federal, state and local laws, rules, regulations and orders. Except for approvals by regulatory authorities having supervisory jurisdiction over the Bank and the consents of the third parties set forth in Schedule 3.15, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of the Bank in connection with the execution, delivery and performance by the Bank of this Agreement and the transactions contemplated hereby or the resulting change of control of the Bank except for certain instruments necessary to consummate the Merger contemplated hereby. The Bank has filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the FDIC, the OCC, or any other regulatory authority having supervisory jurisdiction over the Bank, and such reports, registrations and statements as finally amended or corrected, are true and correct in all respects.

Section 3.17 Absence of Certain Changes. Since December 31, 2006 (i) the Bank has conducted its business in the ordinary and usual course consistent with past practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Bank.

Section 3.18 Employment Relations. The relations of the Bank with its employees is satisfactory. The Bank has not received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of its employees. The Bank has complied with all laws relating to the employment of labor with respect to its employees, and any independent contractors it has hired, including any provisions thereof relating to wages, hours, collective bargaining and the payment of workman’s compensation insurance and social security and similar taxes, and no person has asserted to the Bank that the Bank is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.

Section 3.19 Employee Benefit Plans.

(a) Schedule 3.19(a) lists all employee benefit plans, arrangements or agreements providing benefits to any current or former employees, directors or consultants of the Bank that are sponsored or maintained by the Bank or to which the Bank contributes or is obligated to contribute on behalf of current or former employees, directors or consultants of the Bank, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any collective bargaining, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (“Bank Employee Plan”). There is no pending or, to the knowledge of the Bank, threatened litigation, administrative action, investigation, audit or similar proceeding relating to any Bank Employee Plan. All of the Bank Employee Plans comply and have been administered in all material respects with all applicable requirements of ERISA, the Code and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the Bank Employee Plans which is likely to result in the imposition of any penalties or taxes upon the Bank under Section 502(i) of ERISA or Section 4975 of the Code. All contributions, premiums or other payments required by law or by any Bank Employee Plan have been made by the due date thereof.

(b) The Bank does not have any obligations for post-retirement or post-employment benefits under any Bank Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. Each Bank Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation in all material respects and the Bank is not aware of any event or circumstance that would disqualify any such Bank Employee Plan. The Bank has provided or made available copies of the most recent Form 5500 filings for the applicable Bank Employee Plans.

(c) No employee benefit plans of the Bank or its ERISA Affiliates (as defined below) (the “Bank Plans”) are “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). None of the Bank or any of its respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan, and none of the Bank, or any of its respective ERISA Affiliates has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full. No Bank Plan is subject to Title IV of ERISA, and none of the Bank or any of its respective ERISA Affiliates has, at any time during the last six years, sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

(d) There does not now exist, nor, to the knowledge of the Bank, do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Bank now or following the Closing. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations.

(e) There is no contract, agreement, plan or arrangement covering any employee or former employee of the Bank that, individually or in the aggregate, could give rise to the payment by the Bank of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code. Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B

of the Code, The Bank does not have any liability to provide post-retirement health or life benefits to any employee or former employee of the Bank.

(f) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

Section 3.20 Deferred Compensation and Salary Continuation Arrangements. Schedule 3.20 contains a list of all non-qualified deferred compensation and salary continuation arrangements of the Bank, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of all future benefit payments owed on behalf of each participant, which amounts, as of the date of this Agreement, have been, and as of the Closing Date, will be, fully accrued for on the Bank Financial Statements.

Section 3.21 Brokers, Finders and Financial Advisors. Other than as set forth in Schedule 3.21, neither the Bank nor any of its officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any liability for any brokerage, financial advisory, investment banking or other fees or commissions in connection with this Agreement and the transactions contemplated hereby.

Section 3.22 Accounting Controls. The Bank has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and/or the duly authorized executive officers of the Bank; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as the Bank or other criteria applicable to such financial statements, and to maintain accountability for items therein; (iii) control of the material properties and assets of the Bank is permitted only in accordance with general or specific authorization of the Board of Directors and/or the duly authorized executive officers of the Bank; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 3.23 Derivative Contracts. The Bank is not a party to nor has it agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Bank Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.24 Deposits. No deposit of the Bank is a “brokered” deposit (as such term is defined in 12 CFR 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 3.25 Community Reinvestment Act. The Bank is in material compliance with the Community Reinvestment Act (12 U.S.C. 2901 et seq.) (“CRA”) and all regulations promulgated thereunder. The Bank has received a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC, or any other governmental entity would reasonably be expected to seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.26 Intellectual Property Rights. Schedule 3.27 contains a correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by the Bank or used in a material manner by them in the conduct of their business under license pursuant to a material contract (the “Intellectual Property”). The Bank owns or has the right to use and continue to use the Intellectual Property in the operation of its business. The Bank is, to its knowledge, not infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has the Bank used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

The Bank is not engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will in any way impair the right of the Bank or the Surviving Bank to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

Section 3.27 Fraud; Bank Secrecy Act; USA PATRIOT Act. The Bank has neither had nor suspected any incidents of fraud or defalcation during the last two years. The Bank is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, the Bank is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws.

Section 3.28 Shareholders’ List. The Bank has provided or made available to Prosperity a list of the holders of shares of Bank Common Stock as of a date within ten (10) business days prior to the date hereof, containing for the Bank’s shareholders the names, addresses and number of shares held of record, which shareholders’ list is in all respects accurate as of such date and will be updated prior to Closing.

Section 3.29 SEC Status; Securities Issuances. The Bank is not subject to the registration provisions of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) nor the rules and regulations of the SEC promulgated under Section 12 of the Exchange Act, other than anti-fraud provisions of such act. All issuances of securities by The Bank and any Subsidiary have been registered under the Securities Act and/or the Securities Act of the State of Texas, and all other applicable laws or were exempt from any such registration requirements.

Section 3.30 Fiduciary Responsibilities. The Bank has performed in all of its duties as a trustee, custodian, guardian or an escrow agent in a manner which complies in all material respects with all applicable laws, regulations, orders, agreements, instruments and common law standards.

Section 3.31 Dissenting Shareholders. The Bank and its directors and executive officers have no knowledge of any plan or intention on the part of any shareholder of the Bank to make written demand for payment of the fair value of such holder’s shares of Bank Common Stock in the manner provided in Article 5 of the TBCA.

Section 3.32 Takeover Laws. This Agreement and the Merger contemplated hereby are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state applicable to the Bank.

Section 3.33 Fairness Opinion. Prior to the execution of this Agreement, the Bank has received a [written] opinion from Howe, Barnes, Hoefer & Arnett, Incorporated dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of the Bank pursuant to this Agreement is fair to such shareholders from a financial point of view, and such opinion will be updated as of the date of the Proxy Statement (defined in Section 3.34 hereof). Such opinion has not been amended or rescinded.

Section 3.34 Bank Information. None of the information relating to the Bank that is provided by the Bank for inclusion in (i) a proxy statement (including any amendment or supplement thereto) to be prepared by the Bank in accordance with the Bank’s Articles of Association, Bylaws and applicable law (the “Proxy Statement”) and mailed to the Bank’s shareholders in connection with the solicitation of proxies by the Board of Directors of the Bank for use at a special meeting of the Bank’s shareholders to be called to consider the Merger, this

Agreement and the transactions contemplated hereby (the “Bank Shareholder Meeting”), any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Registration Statement (as defined in Section 6.2) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

IV. REPRESENTATIONS AND WARRANTIES OF PROSPERITY

Prosperity represents and warrants to the Bank as set forth below.

Section 4.1 Organization.

(a) Prosperity is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a financial holding company duly registered under the BHC Act and the GLB Act, subject to all laws, rules and regulations applicable to financial holding companies. Prosperity owns 100% of the membership interest (“Delaware Interests”) of Prosperity Holdings of Delaware, LLC (“Delaware Company”). Delaware Company, a Delaware limited liability company and a financial holding company registered under the BHC Act and the GLB Act, is duly organized, validly existing and in good standing under the laws of the State of Delaware. Delaware Company owns 100% of the issued and outstanding shares of common stock, $4.00 par value, of Prosperity Bank (“Prosperity Bank Stock”). Prosperity Bank is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas.

(b) Prosperity, Delaware Company and Prosperity Bank each have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by them and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Prosperity. Each of Prosperity, Delaware Company and Prosperity Bank is in good standing under the laws of its jurisdiction of incorporation.

(c) Prosperity Bank (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB, and (ii) is an insured bank as defined in the Federal Deposit Insurance Act. Prosperity Bank does not conduct trust activities.

Section 4.2 Capitalization.

(a) The authorized capital stock of Prosperity consists of 200,000,000 shares of Prosperity Common Stock, 43,831,146 shares of which are issued and 43,794,058 shares of which are outstanding as of the date of this Agreement and 20,000,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. The Delaware Company has issued and outstanding 1,000 Delaware Interests. The authorized capital stock of Prosperity Bank consists of 130,000 shares of Prosperity Bank Stock, 130,000 of which are issued and outstanding. All of the issued and outstanding shares of Prosperity Common Stock, Delaware Stock and Prosperity Bank Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. There are no voting trusts, voting agreements or other similar arrangements affecting the Delaware Company Stock or the Prosperity Bank Stock, or to Prosperity’s knowledge, the Prosperity Common Stock.

(b) At the Effective Time, the shares of Prosperity Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any preemptive rights or any applicable federal or state laws.

Section 4.3 Approvals; Authority.

(a) Prosperity has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Prosperity and each of its Subsidiaries has full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The Board of Directors of Prosperity has approved this Agreement and the matters contemplated herein. No further actions or corporate proceedings on the part of Prosperity are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been authorized, duly executed and delivered by Prosperity and is a legal, valid and binding agreement of Prosperity enforceable against Prosperity in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(c) The Board of Directors of Prosperity Bank has approved this Agreement and the matters contemplated herein. Except for the approval of the sole shareholder of Prosperity Bank, no further actions or corporate proceedings on the part of Prosperity are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been authorized, duly executed and delivered by Prosperity Bank and is a legal, valid and binding agreement of Prosperity Bank enforceable against Prosperity Bank in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 4.4 No Conflict With Other Instruments. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Prosperity or similar constituent documents of any of its Subsidiaries or (ii) assuming all required shareholder and regulatory consents and approvals, and any requisite consents of third parties, are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Prosperity or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Prosperity or any of its Subsidiaries to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Prosperity or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Prosperity or any of its Subsidiaries is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have a Material Adverse Effect on Prosperity.

Section 4.5 Litigation and Other Proceedings. There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Prosperity, threatened before any court or administrative body in any manner against Prosperity or any of its Subsidiaries, or any of their respective properties or capital stock, which is reasonably likely to have a Material Adverse Effect on Prosperity or the transactions proposed by this Agreement. To Prosperity’s knowledge, there is no basis on which any litigation or proceeding could be brought which could reasonably be expected to have a Material Adverse Effect on Prosperity or which would be reasonably likely to question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. Neither Prosperity nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 4.6 Financial Statements.

(a) Prosperity has furnished or made available to the Bank true and complete copies of its Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC, which contains Prosperity’s audited consolidated balance sheets as of December 31, 2006 and 2005, and the related statements of income and statements of changes in shareholders’ equity and cash flow for the years ended December 31, 2006, 2005 and 2004. The financial statements referred to above included in the Form 10-K are collectively referred to herein as the “Prosperity Financial Statements.”

(b) Each of the Prosperity Financial Statements fairly presents the financial position and results of operation of Prosperity at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis.

(c) As of the dates of the Prosperity Financial Statements referred to above, neither Prosperity nor any Subsidiary had any liabilities, fixed or contingent, which are material and are not fully shown or provided for in such Prosperity Financial Statements or otherwise disclosed in this Agreement, or in any of the documents delivered to the Bank.

Section 4.7 Securities and Exchange Commission Reporting Obligations. Since December 31, 2003, Prosperity has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act. As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Compliance with Laws and Regulatory Filings. Prosperity and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them, except where such noncompliance would not result in a Material Adverse Effect on Prosperity. Except for approvals by regulatory authorities having supervisory jurisdiction over Prosperity and its Subsidiaries, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of Prosperity and its Subsidiaries in connection with the execution, delivery and performance by Prosperity of this Agreement and the transactions contemplated hereby. Prosperity and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the TDB or any other regulatory authority having supervisory jurisdiction over Prosperity and its Subsidiaries, and such reports, registrations and statements, as finally amended or corrected, are, to the knowledge of Prosperity and its Subsidiaries, true and correct in all material respects.

Section 4.9 Absence of Certain Changes. Since December 31, 2006, (i) Prosperity and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Prosperity.

Section 4.10 Prosperity Information. None of the information relating to Prosperity and its Subsidiaries that is provided by Prosperity for inclusion in (i) the Proxy Statement, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or

Rule 425 under the Securities Act will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

V. COVENANTS OF THE BANK

The Bank covenants and agrees with Prosperity as follows:

Section 5.1 Approval of Shareholders of the Bank.

(a) The Bank will, as soon as practicable, take all action in accordance with applicable laws and its Articles of Association and Bylaws (including, without limitation, publishing prior notice of the Bank Shareholder Meeting as required by Section 214a of the NBA) necessary to duly call, give notice of, convene and hold a the Bank Shareholder Meeting at such time as may be mutually agreed to by the parties for the purpose of (i) considering and voting upon the approval of this Agreement and the transactions contemplated hereby and (ii) for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable. The Board of Directors of the Bank will recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated hereby, and the Bank will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.

(b) If this Agreement is approved by such shareholders, the Bank will take all reasonable actions to aid and assist in the consummation of the Merger, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as it and Prosperity reasonably considers necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all governmental entities having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2 Activities of the Bank Pending Closing.

(a) From the date hereof to and including the Closing Date, as long as this Agreement remains in effect, the Bank shall:

(i) conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

(ii) use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships;

(iii) promptly give written notice to Prosperity of (a) any material change in its business, operations or prospects, (b) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any regulatory authority having jurisdiction over the Bank or any Subsidiary, (c) the institution or threat of any material litigation against the Bank or any Subsidiary or (d) any event or condition that would reasonably be expected to cause any of the representations or warranties of the Bank contained in this Agreement to be untrue in any material respect or which would otherwise cause a Material Adverse Effect on the Bank; and

(iv) except as required by law or regulation or expressly permitted by this Agreement, take no action which would adversely affect or delay the ability of the Bank or Prosperity to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

(b) From the date hereof to and including the Closing Date, except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by law or regulation or (iii) to the extent Prosperity consents in writing (which consent shall not be unreasonably withheld), the Bank shall not:

(i) adjust, split, combine or reclassify any of the Bank Common Stock or other capital stock;

(ii) make, acquire, modify or renew, or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit (whether directly or indirectly through the purchase of loan participations from other lenders, deal paper or otherwise) to any Borrower that (A) would be a material violation of its policies and procedures in effect as of the date hereof, (B) would not be in the ordinary course of business consistent with past practices and prudent banking principles or (C) would exceed $50,000 individually or in the aggregate to any Borrower (except (1) pursuant to commitments made prior to the date of this Agreement that are listed in Schedule 5.2(b)(ii) and not covered by items A or B of this clause or (2) loans fully secured by a certificate of deposit at the Bank; provided, that in the event that the Bank desires to make or renew any such loan which would exceed $50,000 individually or in the aggregate to any borrower, it shall so advise Prosperity via e-mail transmission. Prosperity shall notify the Bank via e-mail transmission within two (2) business days of receipt of such notice whether Prosperity consents to such loan or extension of credit, provided that if Prosperity fails to notify the Bank with such time frame, Prosperity shall be deemed to have consented to such loan or extension of credit. For purposes of this Section 5.2(b), “Borrower” means any person or entity (including any Affiliate, shareholder, member or partner of such person or entity) and any guarantor, surety, spouse, co-maker or co-obligor of any extension of credit to any person or entity;

(iii) issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock;

(iv) grant any stock appreciation rights, restricted stock, stock options or other form of incentive compensation;

(v) open, close or relocate any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(vi) enter into, amend or terminate any agreement of the type that would be required to be disclosed in Schedule 3.13, or any other material agreement, or acquire or dispose of any material amount of assets or liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and prudent banking practices;

(vii) grant any retention, severance or termination payment to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of the Bank, either individually or as part of a class of similarly situated persons, other than as set forth in Schedule 5.2(b)(vii);

(viii) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect or pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

(ix)(A) declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of the Bank Common Stock, including the declaration or payment of any dividend during fiscal 2007, or (B) directly or indirectly, purchase, redeem or otherwise acquire any shares of Bank Common Stock;

(x) make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

(xi) sell, transfer, convey, mortgage, encumber or otherwise dispose of any material properties or assets (including “other real estate owned”) or interest therein;

(xii) foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Prosperity of a Phase I environmental review thereof;

(xiii) increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with the Bank’s past practices and prudent banking practices;

(xiv) charge-off any loan or other extension of credit prior to review and approval by Prosperity of the amount of such charge-off (which approval shall not be unreasonably withheld);

(xv) establish any new Subsidiary or Affiliate or enter into any new line of business;

(xvi) materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation or any governmental authority;

(xvii) amend or change any provision of the Articles of Association, Bylaws or other governing documents of the Bank;

(xviii) make any capital expenditure, except pursuant to commitments made prior to the date of this Agreement and set forth in Schedule 5.2(b)(xviii);

(xix) excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including Federal Home Loan Bank advances;

(xx) prepay any indebtedness or other similar arrangements so as to cause the Bank to incur any prepayment penalty thereunder;

(xxi) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

(xxii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, or other stock-based compensation;

(xxiii) settle any claim, action or proceeding involving payment by it of money damages or impose any material restriction on the operations of the Bank; or

(xxiv) restructure or materially change its investment securities portfolio or its interest rate risk position from that as of December 31, 2006, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

Section 5.3 Access to Properties and Records.

(a) To the extent permitted by applicable law, the Bank shall upon reasonable notice from Prosperity to the Bank to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Prosperity full access to the properties, books, records of the Bank during normal business hours in order that Prosperity may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of the Bank, and (ii) furnish Prosperity with such additional financial and operating data and other information as to the business and properties of the Bank as Prosperity shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, the Bank will deliver or make available to Prosperity all unaudited quarterly financial statements prepared for the internal use of management of the Bank and all Call Reports filed by the Bank with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, Prosperity will return to the Bank all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2 of this Agreement.

Section 5.4 Information for Regulatory Applications and SEC Filings. To the extent permitted by law, the Bank will furnish Prosperity with all information concerning the Bank required for inclusion in (i) any application, filing, statement or document to be made or filed by Prosperity with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (ii) any filings with the SEC, including the Registration Statement, and any applicable state securities authorities. The Bank agrees at any time, upon the request of Prosperity, to furnish to Prosperity a written letter or statement confirming the accuracy of the information with respect to the Bank contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to the Bank contained in such document or draft was furnished by the Bank expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by the Bank expressly for use therein. The Bank further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

Section 5.5 Standstill Provision. So long as this Agreement is in effect, the Bank shall not and the Bank agrees to use its best efforts to cause its and directors, officers, employees, agents and representatives not to entertain, solicit or encourage any inquiries, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition, or sale of all or substantially all of the assets or any shares of capital stock of the Bank. The Bank agrees to notify Prosperity of any such unsolicited acquisition proposal orally, within one (1) business day and in writing within two (2) business days of its receipt, and provide reasonable detail as to the identity of the proposed acquiror and the nature of the proposed transaction. The Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore that relate to any such unsolicited acquisition proposal. The Bank will take the necessary steps to inform the appropriate individuals or entities referred to in this Section 5.5 of the obligations undertaken in this Section 5.5.

Section 5.6 Affiliates’ Letters. No later than the fifteenth (15th) day following the date of execution of this Agreement, the Bank shall deliver to Prosperity, after consultation with legal counsel, a list of names and addresses of each person who is, or is reasonably likely to be, as of the date of the Bank Shareholder Meeting, deemed an “affiliate” of the Bank within the meaning of Rule 144 under the Securities Act. There shall be added to such list the names and addresses of any other person (within the meaning of Rule 144) which Prosperity identifies (by written notice to the Bank within five business days after receipt of such list) as possibly being a person who may be deemed to be an “affiliate” of the Bank within the meaning of Rule 144. The Bank shall use its reasonable best efforts to cause each person who may be deemed to be an “affiliate” of the Bank identified as aforesaid, to execute and deliver to Prosperity not later than the thirtieth (30th) day following the date of execution of this Agreement, a letter dated as of the date of delivery thereof in substantially the form of Exhibit B attached hereto.

Section 5.7 Employment Agreement; Non-Competition Agreements.

(a) The Bank will deliver to Prosperity, contemporaneously with the execution of this Agreement, an employment and non-competition agreement executed by Michael E. Harris, to be effective as of the Effective Time.

(b) The Bank will deliver to Prosperity, contemporaneously with the execution of this Agreement, a non-competition agreement executed by each of the directors of the Bank in substantially the form attached hereto as Exhibit C.

Section 5.8 Conforming Accounting Adjustments. The Bank shall, if requested by Prosperity, consistent with GAAP, immediately prior to Closing, make such accounting entries as Prosperity may reasonably request in order to conform the accounting records of the Bank to the accounting policies and practices of Prosperity. No such adjustment shall of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by the Bank (i) of any adverse circumstances for purposes of determining whether the conditions to Prosperity’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to Prosperity’s obligations under this Agreement set forth in Section 10.3 hereof or (iii) that such adjustment has any bearing on the number of shares of Prosperity Common Stock issuable hereunder. No adjustment required by Prosperity shall (a) require any prior filing with any governmental agency or regulatory authority or (b) violate any law, rule or regulation applicable to the Bank.

Section 5.9 Ongoing Insurance Coverage. The Bank will use its best efforts to provide, for a period of not less than three (3) years after the Effective Time, past acts insurance coverage for no less than the four-year period immediately preceding the Effective Time under its (i) current directors and officers insurance policy (or comparable coverage), (ii) employment practices liability insurance and (iii) current bankers blanket bond (or comparable coverage) for each of the directors and officers of the Bank currently covered under comparable policies held by the Bank.

Section 5.10 Attendance at Certain Bank Meetings. In order to facilitate the continuing interaction of Prosperity with the Bank, and in order to keep Prosperity fully advised of all ongoing activities of the Bank, subject to the limitation in this Section 5.10, the Bank agrees to allow Prosperity to designate two representatives (who shall be officers of Prosperity or Prosperity Bank), each of whom will be allowed to attend as an invited guest and fully monitor all regular and called meetings of the board of directors and loan and discount and asset liability management committees of the Bank (including, but not limited to, meetings of the officers’ loan committee). The Bank shall promptly give Prosperity prior notice by telephone of all called meetings. Such representatives shall be bound by Prosperity’s confidentiality obligations under this Agreement and shall have no right to vote and may be excluded from sessions of the board of directors or loan or investment committee during which there is being discussed (i) matters involving this Agreement, (ii) information or material which the Bank is required or obligated to maintain as confidential under applicable laws or regulations or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to the Bank, the presence of such representative would or might adversely affect the confidential nature of or any privilege relating to any matters to be discussed. No attendance by representatives of Prosperity at the Bank’s board or committee meetings under this Section 5.10 or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties in this Agreement made by the Bank. If the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required or the Agreement is otherwise terminated prior to the Effective Time, then Prosperity’s designees will no longer be entitled to notice of and permission to attend such meetings.

Section 5.11 Consents to Assign and Use Leased Premises. With respect to the leases disclosed in Schedule 3.8(a), the Bank will use its reasonable best efforts, and Prosperity shall reasonably cooperate with the Bank at the Bank’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations necessary to transfer and assign all right, title and interest of the Bank and its Subsidiaries to Prosperity and to permit the use and operation of the leased premises of the Bank or the Banks by Prosperity.

Section 5.12 Releases.

(a) Each of the directors and officers (with a title of Vice President or above as of the date hereof) of the Bank will deliver to Prosperity, contemporaneously with the execution of this Agreement, a release in the form of Exhibit D attached hereto (“Director/Officer Release”) effective as of the Effective Time releasing the Bank from any and all claims of such directors and officers (except as described in such instrument).

(b) The Bank will deliver, contemporaneously with the execution of this Agreement, a release in the form of Exhibit E attached hereto (“Bank Release”) effective as of the Effective Time releasing the directors and officers who executed a Director/Officer Release from claims of the Bank (except as described in such instrument).

Section 5.13 Environmental Investigation; Rights to Terminate Agreement.

(a) Prosperity and its consultants, agents and representatives shall have the right to the same extent that the Bank has such right (at Prosperity’s cost and expense), but not the obligation or responsibility, to inspect any Bank property, including, without limitation, conducting asbestos surveys and sampling, environmental assessments and investigation, and other non-invasive or non-destructive environmental surveys and analyses (“Environmental Inspections”) at any time on or prior to thirty (30) days after the date of this Agreement. If, as a result of any such Environmental Inspection, further investigation (“secondary investigation”) including, without limitation, test borings, soil, water, asbestos or other sampling, is deemed desirable by Prosperity, Prosperity shall (i) notify the Bank of any property for which it intends to conduct such a secondary investigation, the reasons for such secondary investigation and the identity of any persons who will conduct such secondary investigation(s), (ii) submit a written work plan to the Bank for such secondary investigation, for which Prosperity agrees to afford the Bank the ability to comment on and Prosperity agrees to reasonably consider all such comments (and negotiate in good faith any such comments) and (iii) conclude such secondary investigation, on or prior to sixty (60) days after the date of this Agreement. Prosperity shall give reasonable notice to the Bank of such secondary investigations, and the Bank may place reasonable restrictions on the time and place at which such secondary investigations may be carried out.

(b) The Bank agrees to indemnify and hold harmless Prosperity for any claims for damage to property, or injury or death to persons, made as a result of any Environmental Inspection or secondary investigation conducted by Prosperity or its agents, representatives or contractors to the extent attributable to the gross negligence or willful misconduct of the Bank or its agents, representatives or contractors. Prosperity agrees to indemnify and hold harmless the Bank for any claims for damage to property, or injury or death to persons, to the extent attributable to the gross negligence or willful misconduct of Prosperity or its agents, representatives or contractors in performing any Environmental Inspection or secondary investigation. The foregoing indemnities shall survive the Closing, or, if the Closing does not occur, survive the termination of this Agreement. Prosperity shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, secondary investigation or other environmental survey. If this Agreement is terminated, then except as otherwise required by law, reports to any governmental authority of the results of any Environmental Inspection, secondary investigation or other environmental survey shall be made by the Bank in the exercise of its sole discretion and not by Prosperity. Prosperity shall make no such report prior to Closing unless required to do so by law, and in such case will give the Bank reasonable prior written notice of Prosperity’s intentions so as to enable the Bank to review and comment on such proposed report.

(c) Prosperity shall have the right to terminate this Agreement within ninety (90) days after the date of this Agreement if (i) the results of such Environmental Inspection, secondary investigation or other environmental survey are disapproved by Prosperity because the Environmental Inspection, secondary investigation or other environmental survey identifies violations or potential violations of Environmental Laws that could have a Material Adverse Effect on the Bank; (ii) any past or present event, condition or circumstance that would require remedial or cleanup action under Environmental Laws involving an expenditure in excess of the lesser of $25,000 or that could reasonably be expected to have a Material Adverse Effect on the Bank; (iii) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any underground or above ground storage tank for the storage of Hazardous Materials in, on or under any Bank Real Property that is not shown to be in compliance with all Environmental Laws applicable to such tank, or that has had a release of petroleum or some other Hazardous Materials that has not been cleaned up in accordance with applicable Environmental

Law, the effect of which could reasonably be expected to have a Material Adverse Effect on the Bank; or (iv) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any asbestos-containing material in, on or under any Bank Real Property, the removal of abatement of which would have a Material Adverse Effect on the Bank. In the event Prosperity terminates this Agreement or elects not to proceed to Closing pursuant to this Section 5.13(c), Prosperity promptly shall deliver to the Bank copies of any environmental report, engineering report, or property condition report prepared by Prosperity or any third party with respect to any Bank Real Property.

(d) The Bank agrees to make available upon request to Prosperity and its consultants, agents and representatives all documents and other materials relating to environmental conditions of any Bank Real Property including, without limitation, the results of other environmental inspections and surveys to the extent such documents are in the actual possession of the Bank. The Bank also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Prosperity and, at Prosperity’s cost and expense, shall be entitled to certify the same in favor of Prosperity and its consultants, agents and representatives and make all other data available to Prosperity and its consultants, agents and representatives.

Section 5.14 Reserve for Loan Losses. The Bank shall use its best efforts to maintain its allowance for loan losses at a level equal to at least 1.3% of total loans; provided, however, that if the allowance for loan losses is less than 1.3% of total loans on the business day immediately prior to the Closing Date, the Bank shall take all action necessary to increase the allowance for loan losses to an amount equal to 1.3% of total loans on such date.

Section 5.15 Termination of Shareholders’ Agreement. The Bank agrees to use its best efforts to obtain from each shareholder who is a party to the Shareholders Buy and Sell Agreement dated as of May 9, 1983 (“Bank Shareholder Agreement”) with respect to shares of Bank Common Stock, and deliver to Prosperity as soon as practicable, but in no event later than ten (10) days prior to the Bank Shareholder Meeting, an executed counterpart to a termination agreement that provides for the termination of the Bank Shareholder Agreement. Such termination agreement shall be in form and substance satisfactory to Prosperity and shall provide that if this Agreement is terminated prior to the Effective Time, the Bank Shareholder Agreement will again be in effect.

VI. COVENANTS OF PROSPERITY

Prosperity covenants and agrees with the Bank as follows:

Section 6.1 Best Efforts. Within thirty (30) days following the date of this Agreement, Prosperity will prepare and file all necessary applications with the Federal Reserve, the FDIC, the TDB and any other appropriate regulatory authorities having jurisdiction over the transactions contemplated by this Agreement. Prosperity will take all reasonable action to aid and assist in the consummation of the Merger, and will use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement and the Merger. Prosperity will provide the Bank with copies of all such regulatory filings and all correspondence with regulatory authorities in connection with the Merger for which confidential treatment has not been requested.

Section 6.2 Registration Statement. As soon as practicable after the execution of this Agreement, Prosperity will prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act (the “Registration Statement”) and any other applicable documents, relating to the shares of Prosperity Common Stock to be delivered to the shareholders of the Bank pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective. The Bank and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to the Bank and the meeting of the Bank’s shareholders. At the time the

Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Bank’s shareholders and Prosperity’s shareholders, at the time of the Bank Shareholders’ Meeting and the meeting of shareholders of Prosperity, each held to approve the Agreement and the transactions contemplated hereby, and at the Effective Time of the Merger, the prospectus included as part of the Registration Statement and any amendment thereto (the “Prospectus”) will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by the Bank for use in the Registration Statement or the Prospectus.

Section 6.3 Nasdaq Listing. Prosperity shall file all documents required to be filed to have the shares of Prosperity Common Stock to be issued pursuant to the Agreement included for quotation on Nasdaq and use its reasonable best efforts to effect said listing.

Section 6.4 Rule 144 Compliance. For a period of not less than two years after the date hereof (or such shorter period of time as may be applicable for “Affiliates” of the Bank to sell shares of Prosperity Common Stock in accordance with Rule 145 of the Securities Act), Prosperity shall use its reasonable best efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act.

Section 6.5 Issuance of Prosperity Common Stock. The shares of Prosperity Common Stock to be issued by Prosperity to the shareholders of the Bank pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Prosperity Common Stock to be delivered to the shareholders of the Bank pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Prosperity or any other person, firm or entity.

Section 6.6 Access to Properties and Records.

(a) To the extent permitted by applicable law, Prosperity shall and shall cause each of its Subsidiaries, upon reasonable notice from the Bank to Prosperity to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of the Bank full access to the properties, books, records of Prosperity and its Subsidiaries during normal business hours in order that the Bank may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of Prosperity and its Subsidiaries, and (ii) furnish the Bank with such additional financial and operating data and other information as to the business and properties of Prosperity as the Bank shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, Prosperity will deliver or make available to the Bank all unaudited quarterly financial statements prepared for the internal use of management of Prosperity and all Call Reports filed by Prosperity Bank with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, the Bank will return to Prosperity all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2 of this Agreement.

VII. MUTUAL COVENANTS OF PROSPERITY AND THE BANK

Section 7.1 Notification; Updated Disclosure Schedules. The Bank shall give prompt notice to Prosperity, and Prosperity shall give prompt notice to the Bank, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect, including, without limitation, as a result of any change in a Disclosure Schedule, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; and provided further, however, that if such notification under clause (i) relates to any matter which arises for the first time after the date of this Agreement, then the other party may only terminate this Agreement if such matter would cause the condition set forth in Section 10.3 with respect to the Bank and in Section 11.3 with respect to Prosperity, incapable of being satisfied.

Section 7.2 Confidentiality. Prosperity and the Bank shall not, and will cause their respective representatives to not disclose, directly or indirectly, before or after the consummation or termination of this Agreement, any confidential information, whether written or oral (“Subject Information”) acquired from the other party to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 9.1 hereof, use such Subject Information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. The term “Subject Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

Section 7.3 Publicity. Except as otherwise required by applicable law or in connection with the regulatory application process, as long as this Agreement is in effect, neither Prosperity nor the Bank shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 7.4 Employee Benefit Plans.

(a) The Bank shall execute and deliver such instruments and take such other actions as Prosperity may reasonably require in order to cause the amendment or termination of any of its employee benefit plans on terms satisfactory to Prosperity and in accordance with applicable law and effective no later than the Closing Date. Prosperity agrees that the employees of the Bank who continue their employment after the Closing Date (the “Bank Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Prosperity and Prosperity Bank, in accordance with the respective terms of such plans and programs, and Prosperity shall take all actions necessary or appropriate to facilitate coverage of the Bank Employees in such plans and programs from and after the Closing Date, subject to paragraphs (b) and (c) of this Section 7.4.

(b) Each Bank Employee will be entitled to credit for prior service with the Bank for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding stock incentive plans), sponsored by Prosperity or Prosperity Bank to the extent the Bank sponsored a similar type of plan in which the Bank Employees participated immediately prior to the Closing Date, including without limitation, for purposes of sick leave and vacation time accrual. To the extent permitted by such plans, any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Bank Employee and their eligible dependents, unless such waiting periods or exclusions would not have been waived under the similar plans of the Bank in which such Bank Employee participated immediately prior to the Closing Date. For purposes of determining Bank Employee’s benefits for the calendar year in which the Merger occurs under Prosperity’s vacation program, any vacation taken by a Bank Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Prosperity vacation benefit available to such Bank Employee for such calendar year. Prosperity further agrees to credit each Bank Employee and their eligible dependents for the year during which coverage under Prosperity’s group health plan begins, with any deductibles already incurred during such year, under the Bank’s group health plan.

(c) Each Bank Employee shall be entitled to credit for past service with the Bank for the purpose of satisfying any eligibility or vesting periods applicable to Prosperity’s employee benefit plans which are subject to Sections 401(a) and 501(a) of the Code (including, without limitation, Prosperity’s 401(k) Profit Sharing Plan).

VIII. CLOSING

Section 8.1 Closing. Subject to the other provisions of this Article VIII, on a mutually acceptable date (“Closing Date”) as soon as practicable within a sixty (60) day period commencing with the latest of the following dates:

(a) the receipt of shareholder approval and the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; or

(b) if the transactions contemplated by this Agreement are being contested in any legal proceeding and Prosperity or the Bank, pursuant to Section 12.1 herein, have elected to contest the same, then the date that such proceeding has been brought to a conclusion favorable, in the judgment of each of Prosperity and the Bank, to the consummation of the transactions contemplated herein, or such prior date as each of Prosperity and the Bank shall elect whether or not such proceeding has been brought to a conclusion.

A meeting (“Closing”) will take place at which the parties to this Agreement will deliver the certificates and other documents required to be delivered under Articles X, XI and XII hereof and any other documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement. The Closing shall take place at the offices of Bracewell & Giuliani LLP in Houston, Texas, or at such other place to which the parties hereto may mutually agree.

Section 8.2 Effective Time. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of any requisite approvals of the shareholders of the Bank and the regulatory approvals of the Federal Reserve Board, FDIC, TDB and any other federal or state regulatory agency whose approval must be received in order to consummate the Merger, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the articles of merger to be filed with the TDB (“Effective Time”).

IX. TERMINATION

Section 9.1 Termination.

(a) Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger contemplated hereby may be abandoned by action of the Board of Directors of Prosperity or the Bank at any time prior to the Effective Time if:

(i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have been final and non-appealable;

(ii) any of the transactions contemplated by this Agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions; or

(iii) the Merger shall not have become effective on or before the one hundred and twentieth (120th) day following the date of this Agreement, unless regulatory approval has not been received within the time required to consummate the Merger on or before the 120th day, in which case the Merger shall not have become effective on or before the one hundred and fiftieth (150th) day following the date of this Agreement, or such later date as shall have been approved in writing by the Boards of Directors of Prosperity, Prosperity Bank and the Bank; provided, however, that the right to terminate under this Section 9.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date;

(b) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of the Bank if (i) Prosperity shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Prosperity contained herein shall be inaccurate in any material respect or (ii) if the conditions set forth in Article XI have not been met or waived by the Bank. In the event the Board of Directors of the Bank desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in clause (i) above, such Board of Directors must notify Prosperity in writing of its intent to terminate stating the reason therefor. Prosperity shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy.

(c) This Agreement may be terminated at any time prior to the Closing by action of the Board of Directors of Prosperity if (i) the Bank shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Bank contained herein shall be inaccurate in any material respect or (ii) if the conditions set forth in Article X have not been met or waived by Prosperity. In the event the Board of Directors of Prosperity desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in clause (i) above, such Board of Directors must notify the Bank in writing of its intent to terminate stating the cause therefor. The Bank shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy.

(d) This Agreement may be terminated at any time prior to the Closing by either Prosperity or the Bank if the approval of the shareholders of the Bank contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Bank Shareholder Meeting at which they consider the Agreement.

(e) This Agreement may be terminated at any time prior to the Closing upon the mutual written consent of Prosperity, Prosperity Bank and the Bank and the approval of such action by their respective Boards of Directors.

(f) This Agreement may be terminated any time prior to Closing by the Board of Directors of the Bank at any time during the five-day period immediately following the tenth trading day immediately preceding the Closing Date (the “Determination Date”), if the Average Closing Price of the Prosperity Common Stock shall be less than $29.16, subject to the following. If the Bank elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Prosperity; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period. During the five-day period commencing with its receipt of such notice, Prosperity shall have the option, but not the obligation, to increase the Merger Consideration as set forth in Section 2.2(b) hereof (“Walkaway Counter Offer”). If Prosperity elects to make the Walkaway Counter Offer, it shall give the Walkaway Counter Offer Notice (as defined in Section 2.2(b) hereof) to the Bank during the five-day period following receipt of the termination notice previously sent by the Bank, whereupon the such notice of termination shall be null and void and of no effect, the Bank shall no longer have the right to terminate the Agreement pursuant to this Section 9.1(f) and this Agreement shall remain in effect in accordance with its terms (except for the adjustments to the Exchange Ratio and/or Per Share Cash Consideration, as the case may be). Any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice.

If Prosperity declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction prior to the Determination Date, the prices for the Prosperity Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(f).

Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Prosperity or the Bank as provided in Section 9.1 hereof and abandonment of the Merger without breach by any party hereto, this Agreement (other than Section 7.2) shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that the provisions of this Section 9.2, Section 7.2 and Section 13.4 shall survive any such termination and abandonment. Nothing contained in this Section 9.2 shall relieve any party hereto of any liability for a breach of this Agreement.

X. CONDITIONS TO OBLIGATIONS OF PROSPERITY

The obligation of Prosperity under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by Prosperity in its sole discretion:

Section 10.1 Compliance with Representations and Warranties. The representations and warranties made by the Bank in this Agreement must have been true and correct when made and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties are by their express provisions made as of a specified date, without regard to any materiality qualifiers contained therein, and Prosperity shall have been furnished with a certificate, executed by an appropriate representative of the Bank and dated as of the Closing Date, to the foregoing effect.

Section 10.2 Performance of Obligations. The Bank shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Prosperity shall have received a certificate signed by an appropriate representative of the Bank to that effect.

Section 10.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of the Bank or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on the Bank or the transactions contemplated hereby; nor shall any event (including, without limitation, acts of God or force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on the Bank; provided, however, that such a change for purposes of this Section 10.3, does not include a change with respect to, or effect on, the Bank resulting from (i) a change in law, rule, regulation or GAAP, (ii) as a result of entering into this Agreement or complying with the terms of this Agreement or (iii) from any other matter affecting federally-insured depository institutions generally (including without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change does not impact the Bank more adversely than other similarly situated financial institutions.

Section 10.4 Releases. Each director and officer (with a title of Vice President or above) of the Bank shall have delivered to Prosperity a Director/Officer Release in the form of Exhibit D attached hereto. The Bank shall have delivered to each of the directors and officers of the Bank who executed a Director/Officer Release, a Bank Release in the form of Exhibit E attached hereto.

Section 10.5 Termination of Bank Employment and Salary Continuation Agreements.

(a) The Change in Control Employment Agreement, dated as of March 13, 1997 (“Former Employment Agreement”), between the Bank and Michael E. Harris shall have been terminated and Mr. Harris shall have executed a termination and release agreement with respect to the Former Employment Agreement.

(b) The Salary Continuation Agreement, dated as of October 12, 2000, between the Bank and Michael E. Harris shall be terminated, the Bank shall pay to Mr. Harris the amount set forth in Schedule 10.5 and Mr. Harris shall have executed a termination and release agreement with respect to the termination of the Salary Continuation Agreement.

Section 10.6 Employment Agreement; Non-Competition Agreements.

(a) Michael E. Harris shall have entered into an employment and non-competition agreement with Prosperity Bank as set forth in Section 5.7 hereof.

(b) Each of the directors of the Bank shall have entered into a non-competition agreement in substantially the form of Exhibit C attached hereto.

Section 10.7 Reserve for Loan Losses. As of the last day of the calendar month immediately preceding the Closing Date, the reserve for loan losses of the Bank shall be an amount that is at least 1.3% of total loans as of such date.

XI. CONDITIONS TO OBLIGATIONS OF THE BANK

The obligation of the Bank under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by the Bank in its sole discretion:

Section 11.1 Compliance with Representations and Warranties. The representations and warranties made by Prosperity in this Agreement must have been true and correct when made and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties are by their express provisions made as of a specified date, without regard to any materiality qualifiers contained therein, and the Bank shall have been furnished with a certificate, executed by an appropriate representative of Prosperity and dated as of the Closing Date, to the foregoing effect.

Section 11.2 Performance of Obligations. Prosperity shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. The Bank shall have received a certificate signed by the by an appropriate representative of Prosperity to that effect.

Section 11.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of Prosperity or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Prosperity or the transactions contemplated hereby; (including, without limitation, acts of God or force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on Prosperity; provided, however, that such a change for purposes of this Section 11.3, does not include a change with respect to, or effect on, Prosperity resulting from (i) a change in law, rule, regulation or GAAP, (ii) as a result of entering into this Agreement or complying with the terms of this Agreement or (iii) from any other matter affecting federally-insured depository institutions generally (including, without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change does not impact Prosperity more adversely than other similarly situated financial institutions.

XII. CONDITIONS TO RESPECTIVE OBLIGATIONS OF PROSPERITY AND THE BANK

The respective obligations of Prosperity and the Bank under this Agreement are subject to the satisfaction of the following conditions which may be waived by Prosperity and the Bank, respectively, in their sole discretion:

Section 12.1 Government Approvals. Prosperity shall have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities, including the Federal Reserve Board, the FDIC, the TDB, the OCC and any other regulatory agency whose approval must be received in order to consummate the Merger, which approvals shall not impose any restrictions on the operations of Prosperity or the Surviving Bank which are unacceptable to Prosperity; provided, however, that any branch divestiture required by any governmental agency shall not be deemed to impose unacceptable restrictions on the operations of Prosperity, and such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority or any third party (except shareholders asserting dissenters’ rights) by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, Prosperity or the Bank may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger over such objection.

Section 12.2 Shareholder Approval. The shareholders of the Bank shall have approved this Agreement and the transactions contemplated hereby by the requisite vote.

Section 12.3 Tax Opinion. The Bank shall have received an opinion of counsel to the Bank, and Prosperity shall have received an opinion of counsel to Prosperity, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of the Bank, Prosperity and others.

Section 12.4 Registration of Prosperity Common Stock. The Registration Statement covering the shares of Prosperity Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state’s securities laws relating to the issuance or trading of the Prosperity Common Stock to be issued in the Merger shall have been received.

Section 12.5 Listing of Prosperity Common Stock. The shares of Prosperity Common Stock to be delivered to the shareholders of the Bank pursuant to this Agreement shall have been authorized for listing on Nasdaq.

XIII. MISCELLANEOUS

Section 13.1 Certain Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a) “Affiliate” means any natural person, corporation, general partnership, limited partnership proprietorship, other business organization, trust, union, association or governmental authority that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

(b) “Material Adverse Effect” with respect to any party means any effect that is material and adverse to (i) the financial position, business or results of operations or financial performance of such party and its Subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(c) “Subsidiary” or “Subsidiaries” shall mean, when used with reference to an entity, any corporation, association or other entity in which 50% or more of the outstanding voting securities are owned directly or indirectly by any such entity, or any partnership, joint venture, limited liability company or other enterprise in which any entity has, directly or indirectly, any equity interest; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

Section 13.2 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements of Prosperity and the Bank contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time (including Sections 6.4, 7.2, 7.4, 9.2, 13.2, 13.4 and 13.6), which shall survive the Closing.

Section 13.3 Amendments. This Agreement may be amended only by a writing signed by Prosperity and the Bank at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that the Merger Consideration to be received by the shareholders of the Bank pursuant to this Agreement shall not be decreased subsequent to the approval of the transactions contemplated by the Agreement without the further approval by such shareholders.

Section 13.4 Expenses. Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Similarly, each party agrees to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.

Section 13.5 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to Prosperity or Prosperity Bank:

Prosperity Bancshares, Inc

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Fax No.: (713) 693-9309

Attention: Mr. David Zalman

With a copy to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2781

Fax No.: (713) 221-1212

Attention: Ms. Charlotte M. Rasche

If to the Bank:

The Bank of Navasota, N.A.

109 West Washington

Navasota, Texas 77868

Fax No.: (936) 825-7618

Attention: Mr. Michael E. Harris

With a copy to:

Temple & Temple

400 W. 15th Street, Suite 1510

Austin, Texas 78701

Fax No.: (512) 477-4478

Attention: Mr. Larry E. Temple

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided. Notices permitted to be sent via e-mail shall be deemed delivered only if sent to such persons at such e-mail addresses as may be set forth in writing.

Section 13.6 Controlling Law. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 13.7 Headings. The headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Section 13.8 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 13.9 Severability. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force, provided that the purpose of the Agreement can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 13.10 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

Section 13.11 Consolidation of Agreements. All understandings and agreements heretofore made between the parties hereto are merged in this Agreement which (together with the Disclosure Schedules, exhibits and any agreements executed by the parties hereto contemporaneously with or subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger.

Section 13.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

Section 13.13 Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, trustees, administrators, guardians, successors and assigns.

Section 13.14 Gender. Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires.

Section 13.15 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any section herein or schedule hereto; provided that the relevance of such disclosure is cross-referenced to such other representations or warranties and is reasonably apparent from the terms of such disclosure.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ DAVID ZALMAN
David Zalman Chairman of the Board and Chief Executive Officer

ATTEST:

By:	/s/ JAMES D. ROLLINS III
Name:	James D. Rollins III
Title:	President

PROSPERITY BANK

By:	/s/ DAVID ZALMAN
David Zalman Senior Chairman of the Board and Chief Executive Officer

ATTEST:

By:	/s/ JAMES D. ROLLINS III
Name:	James D. Rollins III
Title:	President

THE BANK OF NAVASOTA, N.A.

By:	/s/ MICHAEL E. HARRIS
Michael E. Harris Chairman of the Board

ATTEST:

By:	/s/ CLAUDIA RODRIGUEZ
Name:	Claudia Rodriguez
Title:	Vice President/Cashier

[Signature Page to Agreement and Plan of Reorganization]

Exhibit A

FORM OF VOTING AGREEMENT

AND IRREVOCABLE PROXY

This Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), dated as of May 1, 2007, is executed by and among Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”), The Bank of Navasota, N.A., a national banking association located in Navasota, Texas (the “Bank”), and the other persons who are signatories hereto (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”).

WHEREAS, concurrently herewith, Prosperity, Prosperity Bank, a Texas banking association and wholly-owned subsidiary of Prosperity (“Prosperity Bank”), and the Bank are entering into that certain Agreement and Plan of Reorganization (the “Agreement”), pursuant to which the Bank will merge with and into Prosperity Bank, with Prosperity Bank as the surviving entity (the “Merger”); and

WHEREAS, the Agreement provides that all of the issued and outstanding shares of common stock, $10.00 par value per share, of the Bank (“Bank Common Stock”) (other than any Dissenting Shares, as defined in the Agreement) will be exchanged for such consideration as set forth in the Agreement; and

WHEREAS, as a condition and inducement to Prosperity’s willingness to enter into the Agreement, each of the directors of the Bank, certain officers of the Bank, and shareholders who own 10% or more of Bank Common Stock have agreed to vote his or her shares of Bank Common Stock in favor of approval of the Agreement and the transactions contemplated thereby; and

WHEREAS, the Bank and Prosperity are relying on the irrevocable proxies in incurring expenses in reviewing the Bank’s business, in preparing a proxy statement, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger;

NOW, THEREFORE, in consideration of the substantial expenses that Prosperity will incur in connection with the transactions contemplated by the Agreement and to induce Prosperity to execute the Agreement and to proceed to incur such expenses, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby, severally and not jointly, agree as follows:

1. Each of the Shareholders hereby severally represents and warrants to Prosperity and the Bank that such Shareholder is the registered owner or beneficial owner of or has full voting power with respect to the number of the shares of Bank Common Stock set forth beside its name on Appendix A of this Voting Agreement (the “Shares”). While this Voting Agreement is in effect, each Shareholder shall not, directly or indirectly, (a) sell or otherwise dispose of or encumber prior to the record date of the Bank’s special meeting of shareholders referred to in Section 1.6 of the Agreement (the “Meeting”) any or all of his or her Shares or (b) deposit any shares of Bank Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Bank Common Stock or grant any proxy with respect thereto, other than to other members of the Board of Directors of the Bank for the purpose of voting to approve the Agreement and the transactions contemplated thereby.

2. Each Shareholder hereby agrees during the term of this Voting Agreement to vote the Shares, and any additional shares of Bank Common Stock acquired by such Shareholder after the date hereof, (a) in favor of the approval and adoption of the Agreement and the transactions contemplated thereby at the Meeting and (b) against approval of any proposal made in opposition to or competition with such proposals (an “Opposing Proposal”) presented at the Meeting or any other meeting of shareholders held prior or subsequent to the Meeting; provided, however, that this Section 2 shall be inapplicable if there has been a modification or amendment to the Agreement which reduces the Merger Consideration (as defined in the Agreement), other than any adjustment to the Merger Consideration provided for in the Agreement.

3. Each Shareholder shall not invite or seek any Opposing Proposal, support (or suggest that anyone else should support) any Opposing Proposal that may be made, or ask the Bank’s Board to consider, support or seek any Opposing Proposal, or otherwise take any action designed to make any Opposing Proposal more likely. None of the Shareholders shall meet or otherwise communicate with any person that makes or is considering making an Opposing Proposal or any representative of such person after becoming aware that the person has made or is considering making an Opposing Proposal. Each Shareholder shall promptly advise the Bank of each contact the Shareholder or any of the Shareholder’s representatives may receive from any person relating to any Opposing Proposal or otherwise indicating that any person may wish to precipitate or engage in any transaction arising out of any Opposing Proposal and will provide the Bank with all information Prosperity requests that is available to the Shareholder regarding any Opposing Proposal or possible Opposing Proposal. Each Shareholder will not make any claim or join in any litigation alleging that the Bank’s Board is required to consider, endorse or support any Opposing Proposal or to invite or seek any Opposing Proposal. Each Shareholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair Prosperity’s ability to exercise any of the rights granted by the Agreement. Notwithstanding the foregoing, if the Board of Directors of the Bank determines, on the written advice of counsel, that the failure to take any of the actions prohibited by this Section 3 or the taking of any of the actions required by this Section 3 would constitute a breach of the fiduciary obligations of the Bank’s Board of Directors to its shareholders, then the provisions of this Section 3 shall not apply to such actions or inactions, as applicable.

4. In order to better effect the provisions of Section 2 hereof, each Shareholder individually and the Shareholders collectively hereby revoke any previously executed proxies and hereby constitute and appoint James D. Rollins III and              (individually, a “Proxy Holder”), and each of them, with or without the other, with full power of substitution, his, her and their true and lawful proxy and attorney-in-fact to vote at the Meeting all of the Shares in favor of the approval and adoption of the Agreement and the transactions contemplated thereby with such modifications to the Agreement and the transactions contemplated thereby as the parties thereto may make; provided, however, that this Section 4 shall be inapplicable if there has been a modification or amendment to the Agreement which reduces the Merger Consideration (as defined in the Agreement), other than any adjustment to the Merger Consideration provided for in the Agreement.

5. This proxy shall be limited strictly and solely to the power to vote the Shares in the manner and for the purpose set forth in Section 2 hereof and shall not extend to any other matters.

6. Each Shareholder acknowledges that Prosperity and the Bank are relying on this Voting Agreement in incurring expenses in reviewing the Bank’s business, in preparing a proxy statement, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger and that the proxy granted hereby is coupled with an interest and is irrevocable to the full extent permitted by applicable law, including Article 2.29C of the Texas Business Corporation Act. Each Shareholder and the Bank acknowledge that the performance of this Voting Agreement is intended to benefit Prosperity.

7. The irrevocable proxy granted pursuant hereto shall continue in effect until the earlier to occur of (i) the favorable vote of the Bank’s shareholders with respect to approval of the Agreement and the transactions contemplated thereby, (ii) the termination of the Agreement in accordance with its terms or (iii) the consummation of the Merger.

8. Subject to the limitations set forth herein, the vote of the Proxy Holder shall control in any conflict between its vote of the Shares and a vote by the Shareholders of the Shares, and the Bank agrees to recognize the vote of the Proxy Holder instead of the vote of the Shareholders in the event the Shareholders do not vote in favor of the authorization and approval of the Agreement as set forth in Section 2 hereof.

9. Nothing in this Voting Agreement shall be deemed to restrict any of the Shareholders from taking any action in the capacity of a director of the Bank that such Shareholder shall believe is necessary to fulfill the Shareholder’s duties as a director (if applicable). Each Shareholder however confirms that such Shareholder will be able to make the representations set forth in Section 1 and to take all of the actions required by Sections 2 through 4 of this Voting Agreement without any conflict with such Shareholder’s obligations as a director (if applicable) and that accordingly nothing in the preceding sentence shall be deemed to limit or impair such Shareholder’s agreements in Sections 1 through 4.

10. This Voting Agreement may not be modified, amended, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by the Bank, Prosperity and each of the Shareholders.

11. This Voting Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

12. This Voting Agreement, together with the Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Voting Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.

13. All notices, requests, demands and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or mail, certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth below their signature on the signature pages hereof or to such other address as any party may have furnished to the others in writing in accordance herewith.

14. This Voting Agreement and the relations among the parties hereto arising from this Voting Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflicts of law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date above written.

PROSPERITY:

PROSPERITY BANCSHARES, INC.

By:
David Zalman
Chairman of the Board and
Chief Executive Officer

Address:

Prosperity Bank Plaza
4295 San Felipe
Houston, Texas 77027
Attention: David Zalman

THE BANK:

THE BANK OF NAVASOTA, N.A.

By:
Michael E. Harris
Chairman of the Board and President

Address:

109 West Washington
Navasota, Texas 77868
Attention: Michael E. Harris

[Bank Signature Page to Voting Agreement]

SHAREHOLDERS:

Catherine Buchanan

L.O. Coleman, M.D.

Michael E. Harris

William A. Miller, Jr.

Jerry M. Moore

J. Jared Patout

James L. Perkins

Binford Weaver

John C. Webb

[Shareholder Signature Page to Voting Agreement]

APPENDIX A

TO

VOTING AGREEMENT

Directors, Certain Officers and Holders of 10% or More of Bank Common Stock

Name	Number of Shares of Bank Common Stock
Catherine Buchanan	2,383

L.O. Coleman, M.D.	4,577

Michael E. Harris	6,099

William A. Miller, Jr.	11,585

Jerry M. Moore	3,715

J. Jared Patout	2,900

James L. Perkins	14,990

Binford Weaver	4,500

John C. Webb	200

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

FIRST AMENDMENT, dated as of June 27, 2007 (the “Amendment”), to the AGREEMENT AND PLAN OF REORGANIZATION, dated as of May 1, 2007 (the “Agreement”), by and among Prosperity Bancshares, Inc. (“Prosperity”), a Texas corporation and financial holding company pursuant to the Gramm-Leach Bliley Act and bank holding company registered under the Bank Holding Company Act of 1956, as amended, Prosperity Bank (“Prosperity Bank”), a Texas banking association and wholly owned subsidiary of Prosperity, and The Bank of Navasota, N.A. (the “Bank”), a national banking association.

RECITALS

WHEREAS, Prosperity, Prosperity Bank and the Bank have entered into the Agreement to effect the Merger upon the terms and conditions therein described; and

WHEREAS, Prosperity, Prosperity Bank and the Bank wish to amend the terms of the Agreement to more accurately reflect the understanding of the parties as set forth in greater detail herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Prosperity, Prosperity Bank and the Bank agree as follows:

ARTICLE I Definitions

All capitalized terms used but not defined in this Amendment shall have the same meanings specified in the Agreement.

ARTICLE II Amendments

Section 2.01 Section 2.2(b) is hereby deleted in its entirety and replaced with the following:

“(b) In the event the Average Closing Price of Prosperity Common Stock shall be less than $29.16, the Bank may give notice of its intent to terminate this Agreement as provided in Section 9.1(f) hereof; subject to Prosperity’s right, in its sole and absolute discretion, to (i) increase the Exchange Ratio, (ii) increase the Per Share Cash Consideration or (iii) increase both the Exchange Ratio and the Per Share Cash Consideration, so that as a result of such adjustments contemplated in the case of each of clause (i), (ii) and (iii), the Merger Consideration shall be no less than $15,957,515. If Prosperity elects to make the Walkaway Counter Offer (as defined in Section 9.1(f) hereof), it shall give prompt written notice to the Bank of such election (the “Walkaway Counter Offer Notice”). The Walkaway Counter Offer Notice, if given, shall set forth the adjustments to the Exchange Ratio and/or Per Share Cash Consideration, as the case may be, and shall include a calculation of the adjusted Merger Consideration. Any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice. ”

Section 2.02 Section 2.2(c) is hereby deleted in its entirety and replaced with the following:

“(c) In the event the Average Closing Price of Prosperity Common Stock shall be greater than $39.45, Prosperity shall (i) decrease the Exchange Ratio, (ii) decrease the Per Share Cash Consideration or

(iii) decrease both the Exchange Ratio and the Per Share Cash Consideration, so that as a result of such adjustments contemplated in the case of each of clause (i), (ii) and (iii), the Merger Consideration shall be no more than $18,545,018. Prosperity shall have the sole discretion to determine which of the foregoing actions it will take. Upon the occurrence of any adjustment pursuant to this Section 2.2(c), any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to such adjustments. ”

Section 2.03 Section 5.14 is hereby deleted in its entirety and replaced with the following:

“Section 5.14 Reserve for Loan Losses The Bank shall use its best efforts to maintain its allowance for loan losses at a level equal to at least 2.0% of total loans; provided, however, that if the allowance for loan losses is less than 2.0% of total loans on the business day immediately prior to the Closing Date, the Bank shall take all action necessary to increase the allowance for loan losses to an amount equal to 2.0% of total loans on such date.”

Section 2.04 Section 10.7 is hereby deleted in its entirety and replaced with the following:

“Section 10.7 Reserve for Loan Losses. As of the last day of the calendar month immediately preceding the Closing Date, the reserve for loan losses of the Bank shall be an amount that is at least 2.0% of total loans as of such date.”

ARTICLE III Miscellaneous Provisions

Section 3.01 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to the Bank:

The Bank of Navasota, N.A.

109 West Washington

Navasota, Texas 77868

Fax No.: (936) 825-7618

Attention: Mr. Michael E. Harris

With a copy to:

Temple & Temple

400 W. 15th Street, Suite 1510

Austin, Texas 78701

Fax No.: (512) 477-4478

Attention: Mr. Larry E. Temple

If to Prosperity or Prosperity Bank:

Prosperity Bancshares, Inc

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Fax No.: (713) 693-9309

Attention: Mr. David Zalman

With a copy to:

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2781

Fax No.: (713) 221-1212

Attention: Ms. Charlotte M. Rasche

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one (1) day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

Section 3.02 Agreement to Remain in Full Force. All of the terms of the Agreement, as amended hereby, shall remain and continue in full force and effect and are hereby confirmed, as so amended, in all respects.

Section 3.03 Governing Law. All questions concerning the validity, operation and interpretation of this Amendment and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 3.04 Partial Invalidity. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Amendment, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Amendment shall remain in force, provided that the purpose of the Amendment can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Amendment be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 3.05 Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the day and year first above written.

PROSPERITY BANCSHARES, INC.

By:	/S/ JAMES D. ROLLINS III
James D. Rollins III President and Chief Operating Officer

PROSPERITY BANK

By:	/S/ JAMES D. ROLLINS III
James D. Rollins III President

THE BANK OF NAVASOTA, N.A.

By:	/S/ MICHAEL E. HARRIS
Michael E. Harris Chairman of the Board

(Signature Page to First Amendment to Agreement and Plan of Reorganization)

Appendix B

[Letterhead of Howe Barnes Hoefer & Arnett, Inc.]

June 28, 2007

Board of Directors

The Bank of Navasota, N.A.

202 Leon Street

Navasota, Texas 77868

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of The Bank of Navasota, N.A., Navasota, Texas (“Navasota”) of the consideration to be received by Navasota in the merger (the “Merger”) of Navasota with and into Prosperity Bancshares, Inc., Houston, Texas (“Prosperity”), pursuant to the Agreement and Plan of Reorganization, by and between Prosperity and Navasota (the “Reorganization Agreement”).

Each share of Navasota Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive (i) a number of shares of Prosperity Common Stock equal to the quotient obtained by dividing 251,458 (the “Stock Consideration”) by the number of shares of Navasota Common Stock outstanding immediately prior to the Effective Time, plus cash in lieu of any fractional share of Prosperity Common stock and (ii) an amount of cash equal to $8,625,000 (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”) divided by the number of shares of Navasota Common Stock outstanding immediately prior to the Effective Time. All capitalized items used in this paragraph shall have the meanings ascribed to them in the Reorganization Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.	Participated in discussions with representatives of Navasota and Prosperity concerning Navasota’s and Prosperity’s financial condition, businesses, assets, earnings, prospects, and such senior management's views as to its future financial performance;

2.	Reviewed the terms of the April 12, 2007 draft of the Reorganization Agreement;

3.	Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Navasota and Prosperity for the past three years;

4.	Held discussions with members of senior management of Navasota and Prosperity regarding financial forecasts and projections of Navasota and Prosperity, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger;

5.	Held discussions with members of senior management of Navasota and Prosperity regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

6.	Reviewed reported market prices and historical trading activity of Prosperity common stock;

7.	Reviewed certain aspects of the financial performance of Navasota and Prosperity and compared such financial performance of Navasota and Prosperity, with similar data available for certain other financial institutions;

8.	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant; and

9.	Reviewed the potential pro forma impact of the Merger.

B-1

Board of Directors

The Bank of Navasota, N.A.

June 28, 2007

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Navasota, Prosperity, and their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Navasota and Prosperity at March 31, 2007 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Navasota or Prosperity, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Navasota or Prosperity, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Navasota and will receive a fee for our services.

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Prosperity to holders of shares of Navasota common stock in the Merger and does not address Navasota’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Navasota, and our opinion does not constitute a recommendation to any director of Navasota as to how such director should vote with respect to the Merger.

This letter is addressed and directed to the Board of Directors of Navasota in your consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. We hereby consent to the reference to our firm in the proxy statement related to the transaction and to the inclusion of our opinion as an exhibit to the proxy statement related to the transaction.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of shares of Navasota common stock.

Sincerely,

/s/ Howe Barnes Hoefer & Arnett, Inc.
HOWE BARNES HOEFER & ARNETT, INC.

B-2

Appendix C

Provisions of the National Bank Act Relating to Dissenters’ Appraisal Rights

12 U.S.C. § 214a

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a) Approval of board of directors; publication of notice of stockholders’ meeting; waiver of publication; notice by registered or certified mail

The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders’ meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b) Rights of dissenting stockholders

A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders’ meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

C-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Prosperity

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Prosperity Bancshares, Inc. (the “Registrant”) require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the “TBCA”). Generally, Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interests; and/or (b) in other cases, that his conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successfully in defending on the merits.

The Registrant’s Amended and Restated Articles of Incorporation provide that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director’s capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of the director is expressly provided by statute.

The Registrant’s Amended and Restated Articles of Incorporation permit the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or who is or was serving at the request of the Registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another business, foreign, domestic or non-profit corporation, partnership, joint venture, sole proprietorship, trust or other enterprise or employee benefit plan, against any liability asserted against such person and incurred by such person in such a capacity or arising out of such person’s status as such a person, whether or not the Registrant would have the power to indemnify such person against that liability.

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.	Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit(1)	Description
2.1	Agreement and Plan of Reorganization, dated as of May 1, 2007, as amended, by and among the Registrant, Prosperity Bank and The Bank of Navasota, N.A. (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267) (the “Registration Statement”))

Exhibit(1)	Description
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

3.3	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 20, 2006)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4 to the Registration Statement)

5.1*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1*	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2*	Opinion of Larry E. Temple as to certain tax matters

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant

23.2*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.3*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.4*	Consent of Larry E. Temple, included as part of the opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1*	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Howe Barnes Hoefer & Arnett, Inc.

99.2*	Form of Proxy for Special Meeting of Shareholders of The Bank of Navasota, N.A.

(1)	The Registrant has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish a copy of such agreements to the Commission upon request.
*	Previously filed.

(b) Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c) Opinion of Financial Advisor

Furnished as Appendix B to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a)

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on June 28, 2007.

PROSPERITY BANCSHARES, INC. (Registrant)

By:	/s/ DAVID ZALMAN
David Zalman
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID ZALMAN David Zalman	Chairman of the Board and Chief Executive Officer (principal executive officer)	June 28, 2007

/s/ DAVID HOLLAWAY David Hollaway, CPA	Chief Financial Officer (principal financial officer and principal accounting officer)	June 28, 2007

* James A. Bouligny	Director	June 28, 2007

* William H. Fagan, M.D.	Director	June 28, 2007

* Leah Henderson	Director	June 28, 2007

* Ned S. Holmes	Director	June 28, 2007

* D. Michael Hunter	Director	June 28, 2007

* S. Reed Morian	Director	June 28, 2007

* Perry Mueller, Jr., D.D.S.	Director	June 28, 2007

* James D. Rollins III	Director	June 28, 2007

* Tracy T. Rudolph	Director	June 28, 2007

Signature	Title	Date

* Harrison Stafford II	Director	June 28, 2007

* Robert H. Steelhammer	Director	June 28, 2007

* L. Don Stricklin	Director	June 28, 2007

* H. E. Timanus, Jr.	Director	June 28, 2007

*	By David Zalman pursuant to a Power of Attorney executed by the directors indicated above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

By:	/S/ DAVID ZALMAN
David Zalman Attorney-in-fact

EXHIBIT LIST

Exhibit(1)	Description
2.1	Agreement and Plan of Reorganization, dated as of May 1, 2007, as amended, by and among the Registrant, Prosperity Bank and The Bank of Navasota, N.A. (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267) (the “Registration Statement”))

3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

3.3	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 20, 2006)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4 to the Registration Statement)

5.1*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1*	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2*	Opinion of Larry E. Temple as to certain tax matters

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant

23.2*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.3*	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.4*	Consent of Larry E. Temple, included as part of the opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1*	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Howe Barnes Hoefer & Arnett, Inc.

99.2*	Form of Proxy for Special Meeting of Shareholders of The Bank of Navasota, N.A.

(1)	The Registrant has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish a copy of such agreements to the Commission upon request.
*	Previously filed.